STOCK PURCHASE AGREEMENT
by and among
CHURCHILL DOWNS INCORPORATED, as Seller,
BIG FISH GAMES, INC., as Company,
and
ARISTOCRAT TECHNOLOGIES, INC., as Purchaser

Dated as of November 29, 2017

TABLE OF CONTENTS
I.     DEFINITIONS; CERTAIN INTERPRETIVE MATTERS

1.1	Definitions.
II.     CLOSING; POST-CLOSING ADJUSTMENT

2.1	Purchase of Shares

2.2	Closing

2.3	Estimated Purchase Price

2.4	Closing Payments; Closing Deliveries

2.5	Post-Closing Adjustment
III.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY    18

3.1	Existence and Qualification

3.2	Authorization; Enforceability

3.3	Non-Contravention; Consents

3.4	Capitalization

3.5	Financial Statements and Related Matters

3.6	Tax Matters

3.7	Absence of Certain Changes

3.8	Sufficiency of Assets

3.9	Contracts

3.10	Insurance Coverage

3.11	Litigation

3.12	Compliance with Applicable Laws; Permits; Governmental Approvals

3.13	Properties

3.14	Intellectual Property

3.15	Environmental Matters

3.16	Plans

3.17	Interests in Counterparties and Others

3.18	Other Employment Matters

3.19	Finders’ Fees

3.20	Bank Accounts

3.21	Significant Business Relationships

3.22	Privacy and Information Security

3.23	Acquired Games

3.24	No Breach Claim

3.25	Exclusivity of Representations and Warranties
IV.     REPRESENTATIONS AND WARRANTIES OF THE SELLER

4.1	Organization

4.2	Authorization; Enforceability

4.3	Non-Contravention; Consents

4.4	Litigation

4.5	Finders’ Fees

4.6	Title to Shares

4.7	Office Lease

4-8	Disclosure

4.9	Exclusivity of Representations
V.     REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1	Organization

5.2	Authorization; Enforceability

5.3	Non-Contravention; Consents

5.4	Litigation

5.5	Regulatory Matters

5.6	Finders’ Fees

5.7	Investment Intent

5.8	Financing

5.9	Purchaser’s Investigation and Reliance

5.10	Solvency
VI.     CERTAIN COVENANTS

6.1	Further Assurances

6.2	Directors’ and Officers’ Insurance

6.3	Conduct of Business of the Company

6.4	Exclusive Dealing

6.5	Regulatory Filings

6.6	Restrictive Covenants

6.7	Employees and Employee Benefit Plans

6.8	Access to Information

6.9	Preservation of Books and Records

6.10	Insurance

6.11	Financing

6.12	Affiliate Transactions

6.13	Office Lease

6.14	Specified Litigation

6.15	Notifications

6.16	Credit Agreement

6.17	Additional Required Financial Information

6.18	Foreign Subsidiaries

6.19	Transitional Services
VII.     TAX MATTERS

7.1	Preparation of Tax Returns; Control of Audits; Tax Refunds

7.2	Transfer Taxes

7.3	Survival
VIII.     CONDITIONS TO CLOSING

8.1	Conditions to Obligations of the Purchaser at the Closing

8.2	Conditions to Obligations of the Seller at the Closing
IX.     SURVIVAL; INDEMNIFICATION

9.1	Survival

9.2	Indemnification by the Seller

9.3	Indemnification by the Purchaser

9.4	Indemnification Procedures

9.5	Miscellaneous Indemnification Provisions
X.     MISCELLANEOUS

10.1	Termination

10.2	No Recourse to Debt Financing Sources

10.3	Notices

10.4	Amendments and Waivers

10.5	Expenses

10.6	Successors and Assigns

10.7	Third Party Beneficiaries

10.8	Governing Law; Consent to Jurisdiction

10.9	Actions Involving Debt Financing Sources

10.10	WAIVER OF JURY TRIAL

10.11	Equitable Remedies

10.12	Counterparts

10.13	Headings

10.14	Entire Agreement

10.15	Confidentiality

10.16	Severability

10.17	Legal Representation

10.18	Press Release and Announcements

10.19	Exclusivity of Agreement

10.20	Interpretation

10.21	Schedules

10.22	Seller’s and Company’s Investigation and Reliance

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 29, 2017, is by and among ARISTOCRAT TECHNOLOGIES, INC., a Nevada corporation (the “Purchaser”), CHURCHILL DOWNS INCORPORATED, a Kentucky corporation (the “Seller”), and BIG FISH GAMES, INC., a Washington corporation (the “Company”). The Purchaser, the Seller and the Company will collectively be referred to as the “Parties” and each individually as a “Party.”
WHEREAS, the Seller owns all of the issued and outstanding capital stock of the Company, which consists of 1,000 shares of common stock, with no par value (the “Shares”).
WHEREAS, on the terms and subject to the conditions contained in this Agreement, the Seller desires to sell all of the Shares to the Purchaser and to receive the Purchase Price in exchange therefor.
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
I. DEFINITIONS; CERTAIN INTERPRETIVE MATTERS.
1.1 Definitions. As used in this Agreement, the following terms shall have the following respective meanings:
“Accounting Firm” has the meaning set forth in Section 2.5(c).
“Accounting Firm Notice” has the meaning set forth in Section 2.5(c).
“Acquisition Transaction” has the meaning set forth in Section 6.4(b).
“Additional Required Financial Information” means (i) to the extent the Closing Date occurs sixty (60) or more days after December 31, 2017, the unaudited balance sheet of the Company and its Subsidiaries as of December 31, 2017, together with the related unaudited statement of income and statement of operating cash flows (including capital expenditures) for the year then ended, and (ii) to the extent the Closing Date occurs sixty (60) or more days after March 31, 2018, the unaudited balance sheet of the Company and its Subsidiaries as of March 31, 2018, together with the related unaudited statement of income and statement of operating cash flows (including capital expenditures) for the three month period then ended, in each case prepared in a manner consistent with the preparation of the financial information included in the Required Financial Information.
“Additional Specified Litigations” has the meaning set forth in Section 6.14(a).
“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with the first Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Affiliated Borrowers” has the meaning set forth in Section 5.8.
“After-Acquired Business” has the meaning set forth in Section 6.6(b).

“After-Acquired Company” has the meaning set forth in Section 6.6(b).
“Agreement” has the meaning set forth in the introductory paragraph.
“Associate” has the meaning set forth in Section 6.12.
“Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries, as of the Balance Sheet Date, included in the Financial Statements.
“Balance Sheet Date” means June 30, 2017.
“Business” means the business of the Company and its Subsidiaries as of the date of this Agreement and as of the Closing Date, including (i) the ownership, research, design, development, making, creation, production, marketing, use, sale, offer for sale, publishing, distribution, importation or other exploitation of social casino, casual or mid-core free-to-play and premium paid games in or for PC, Mac, mobile devices or any other medium, and (ii) the acquisition, development, creation, analysis and other use or exploitation of data in connection with clause (i).
“Business Day” means any day other than a Saturday or Sunday or any holiday observed by the Federal Reserve Bank of New York or Australian locations of the Reserve Bank of Australia.
“Closing” has the meaning set forth in Section 2.2.
“Closing Certificate” has the meaning set forth in Section 2.3.
“Closing Company Cash” means cash and cash equivalents of the Company and its Subsidiaries as of immediately prior to the Closing, as calculated in accordance with the Specified Accounting Principles; provided that Closing Company Cash shall (i) be calculated net of issued but uncleared checks and drafts, (ii) be reduced by the Tax cost of repatriation (by dividend or otherwise) from a non-U.S. entity to a U.S. entity, and (iii) shall not include any cash which is not freely usable by the Purchaser because it is subject to restrictions imposed by operation of Law.
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Indebtedness” means any Indebtedness of the Company or its Subsidiaries as of immediately prior to the Closing, as calculated in accordance with the Specified Accounting Principles.
“Closing Working Capital” (which can be positive or negative) means: (i) the sum of all current accounts receivable, prepaid expenses and other current assets of the Company and its Subsidiaries (but excluding Closing Company Cash, income Taxes receivable, deferred Tax assets, deferred platform fees, deferred developer fees, prepaid developer fees, game technology and rights (including long term portion)); minus (ii) the sum of current accounts payable, accrued expenses (including accrued payroll and bonuses and related Taxes, liability for Taxes, health insurance, affiliate commissions and deferred rent), accrued marketing, accrued developer royalty expenses and other current liabilities of the Company and its Subsidiaries (but excluding deferred revenues, including deferred revenues associated with premium game club, free to play casual and mid-core, and social casino and deferred Tax liabilities), in each case, as of immediately prior to the Closing and as calculated in accordance with the Specified Accounting Principles, and on a “closing of the books” basis; provided, however, that Closing Working Capital shall exclude (1) receivables between the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, (2) Closing Indebtedness, and (3) Selling Expenses.

“COBRA” has the meaning set forth in Section 6.7(b).
“Code” means the Internal Revenue Code of 1986.
“Commercially Available IP” means Intellectual Property and Intellectual Property Rights that are non-exclusively licensed to the Company or its Subsidiary by a third party and that are generally commercially available for non-exclusive license pursuant to standard commercial terms. For the avoidance of doubt and not by way of limitation, Commercially Available IP does not include Intellectual Property or Intellectual Property Rights licensed pursuant to any of the agreements listed on Schedule 1.1(a).
“Company” has the meaning set forth in the introductory paragraph.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Existence and Qualification), Section 3.2 (Authorization; Enforceability), Section 3.4 (Capitalization), Section 3.6 (Tax Matters) and Section 3.19 (Finders’ Fees).
“Company Plans” has the meaning set forth in Section 3.16(a).
“Company Real Property” means any real property and improvements (i) leased, subleased, licensed, used, operated, or occupied by the Company or any of its Subsidiaries or (ii) leased pursuant to the Office Lease.
“Competition Filings” has the meaning set forth in Section 6.5(b).
“Confidentiality Agreement” has the meaning set forth in Section 10.15(a).
“Continuing Employees” has the meaning set forth in Section 6.7(c).
“Contracts” means contracts, leases and subleases, franchises, agreements, licenses, sublicenses, purchase orders, arrangements, commitments, letters of intent, memoranda of understanding, promises, obligations, rights, instruments, documents, indentures, notes, mortgages, security interests, guarantees, and other similar arrangements whether written or oral, other than the Plans.
“Credit Agreement” means the Fourth Amended and Restated Credit Agreement, dated as of May 17, 2013, as amended and restated as of December 1, 2014, and as amended by Amendment No. 1 thereto dated as of February 17, 2016, among the Seller, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as agent and as collateral agent, as further amended, amended and restated, supplemented, modified or replaced from time to time.
“Credit Release Documentation” has the meaning set forth in Section 6.16.
“Current Premium” has the meaning set forth in Section 6.2(b).
“Damages” means any and all debts, losses, claims, damages, costs, fines, judgments, awards, penalties, interest, obligations, payments, settlements, suits, demands, expenses and Liabilities, together with all reasonable costs and expenses (including reasonable attorneys’ and other legal fees and out-of-pocket expenses); provided that (i) Damages shall not include consequential damages, special damages or punitive damages (other than those asserted or recovered in a Third Party Claim) and (ii) for purposes of computing Damages incurred by an Indemnified Party, there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments, reimbursements, and Tax benefits actually received by such Indemnified Party or any of such Indemnified Party’s Affiliates in connection with such Damages or the circumstances giving rise thereto; provided, however, that any such deduction shall be net of any reasonable, out-of-pocket costs or expenses incurred in obtaining such recovery.
“Data Processors” has the meaning set forth in Section 3.22.
“Data Protection Laws” has the meaning set forth in Section 3.22.
“Data Room” has the meaning set forth in Section 4.8.
“DCP” has the meaning set forth in Section 6.7(l).
“DCP Participants” has the meaning set forth in Section 6.7(l).
“Debt Commitment Letter” has the meaning set forth in Section 5.8(a).
“Debt Financing” has the meaning set forth in Section 5.8(a).
“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing (including the parties to any joinder agreements or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns), it being understood that none of the Purchaser or any of its Affiliates shall be deemed to be a Debt Financing Source.
“Deductible” has the meaning set forth in Section 9.2(c).
“Definitive Debt Financing Agreements” has the meaning set forth in Section 6.11(a).
“Developer Tools” means tools and engines owned and used by the developer of a Product to develop such Product for the Company or its Subsidiary and which are licensed by such developer to the Company or any of its Subsidiaries pursuant to terms that grant the Company or its Subsidiary the irrevocable, perpetual, paid-up, non-exclusive, worldwide license to exploit such tools and engines for the purposes of fully exercising their rights in such Product.
“Direct Claim” has the meaning set forth in Section 9.4(b).
“Disclosed Conditions” has the meaning set forth in Section 5.8(c).
“Disclosure Schedules” or “Schedules” means the disclosure schedules delivered by the respective Parties concurrently with the execution and delivery of this Agreement.
“Dispute Notice” has the meaning set forth in Section 2.5(b).
“Enforceability Exceptions” has the meaning set forth in Section 3.2.
“Environmental Claim” means any action, suit, investigation, arbitration, or administrative or other Legal Proceeding relating to, or seeking to impose liability, under Environmental Law.
“Environmental Law” means all applicable Laws relating to the protection or preservation of the environment, natural resources or human health or safety.

“Environmental Permits” means all Permits relating to or required by Environmental Laws and necessary for or held in connection with the conduct of the Business.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any Person that would be considered a single employer with the Company within the meaning of Section 4001 of ERISA or Section 414 of the Code.
“Estimated Purchase Price” has the meaning set forth in Section 2.3.
“Excluded Out-Bound Licenses” has the meaning set forth in Section 3.14(d).
“Exclusively Licensed IP” has the meaning set forth in Section 3.14(b).
“Existing Credit Agreement” has the meaning set forth in the Debt Commitment Letter as in effect on the date hereof.
“Fee Letter” has the meaning set forth in Section 5.8(a).
“Final Adjustment Statement” has the meaning set forth in Section 2.5(d).
“Financial Statements” has the meaning set forth in Section 3.5(a).
“Financing Uses” has the meaning set forth in Section 5.8(b).
“GAAP” means generally accepted accounting principles in effect from time to time in the United States of America, applied on a consistent basis.
“Gaming” means gaming, gambling and gaming or gambling activities, including those relating to the offering or conduct of gaming or gambling activities, or the design, manufacture, sale, distribution, ownership, transfer, operation or use of gaming or gambling devices, equipment, supplies and associated equipment in the operation of a casino or other gaming or gambling activity or enterprise (including internet gaming or gambling services or products).
“Governmental Approval” means any consent, Permit, clearance or authorization of or other action by or under the authority of, or any filing with or notification to, any Governmental Authority.
“Governmental Authority” means any multinational, supra-national, federal, state, county, city, municipal, or other local or foreign government or any subdivision, or governmental or quasi-governmental authority, commission, board, bureau, court, administrative or regulatory panel or agency, or other instrumentality thereof, or any arbitral tribunal or quasi-governmental authority, agency or instrumentality and any of the foregoing involved in, or having jurisdiction over, the regulation of Gaming in any jurisdiction.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Incumbent Counsel” has the meaning set forth in Section 6.14(a).
“Indebtedness” means both the current and long-term portions of any amount owed by the Company or any of its Subsidiaries, but in each case excluding inter-company obligations between the Company or one or more of its Subsidiaries and the Company or one or more of its Subsidiaries (including unpaid interest or premium thereon), and including, without duplication, (i) all obligations, whether or not contingent, in respect of borrowed money and extensions of credit, (ii) indebtedness in respect of capitalized lease obligations to the extent required to be capitalized in accordance with GAAP (it being agreed that the Office Lease shall not be considered a capital lease), (iii) all obligations for the deferred purchase price of property or services (other than trade payables or accruals incurred in the Ordinary Course) including pursuant to an earnout or similar obligation, (iv) indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such Lien, (v) in respect of obligations for the reimbursement of any obligor for amounts drawn on any letter of credit, banker’s acceptance or similar transaction, (vi) any breakage costs, prepayment or other premiums, penalties and other fees, costs and expenses associated with prepayment or redemption or tender for any of the foregoing, (vii) any interest rate swap, foreign currency swap or interest rate contracts, caps or collar agreements or other hedging arrangements, (viii) all deferred compensation obligations, (ix) all accrued and unpaid interest on any of the obligations referred to in the foregoing clauses (i) through (viii), and (x) guarantees of obligations of the type described in clauses (i) through (ix); provided, however, that notwithstanding the foregoing, Indebtedness shall not include any (w) accounts payable to the extent included in the Closing Working Capital, (x) obligations under undrawn letters of credit, (y) other current Liabilities, in each case, that are reflected in the calculation of Closing Working Capital or (z) Indebtedness incurred by the Purchaser or any of its Affiliates in connection with the transactions contemplated hereby. For the avoidance of doubt, the Parties agree that the “Tenant Improvement Allowance” under (and as defined in) the Office Lease shall not constitute Indebtedness.
“Indemnified Party” has the meaning set forth in Section 9.4(a).
“Indemnifying Party” has the meaning set forth in Section 9.4(a).
“Intellectual Property” means algorithms, data, databases and data collections, diagrams, formulae, inventions (whether or not patentable), network configurations and architectures, tools (including analytics tools), know-how, logos, trademarks, service marks, trade names, social media handles, tags and other identifiers, domain names, URLs, screen displays, artwork, content, methods, processes, proprietary information, schematics, specifications, Software (whether in object code, source code or other form), techniques, works of authorship and other forms of technology and identifiers of source or origin.
“Intellectual Property Rights” means any and all worldwide: (a) rights associated with works of authorship, including copyrights, mask work rights, moral rights and exclusive exploitation rights; (b) trademark, service mark and trade name rights and similar rights and the goodwill associated with the foregoing; (c) trade secret rights; (d) patents and industrial property rights; (e) other rights in or to Intellectual Property; and (f) rights in or relating to registrations, social media accounts, applications, renewals, extensions, combinations, divisions, or reissues with respect to the foregoing.
“IRS” means the Internal Revenue Service.
“IT Systems” has the meaning set forth in Section 3.14(h)(iv).
“Knowledge of the Company” or “Known to the Company” and any other phrases of similar import means, with respect to (i) any matter in question relating to the Company (other than any matter set forth in a representation or warranty in Section 3.14 applicable to any Intellectual Property or Intellectual Property Rights that is not Owned IP), the actual knowledge after reasonable inquiry of each of Paul Thelen, Sarah Leung, Omar Amin, Sean Chighizola, Carey DiJulio, Chris George and Jamie Lawver and (ii) any matter set forth in a representation or warranty in Section 3.14 applicable to any Intellectual Property or Intellectual Property Rights that is not Owned IP, the actual knowledge of Sarah Leung without any duty of inquiry.

“Knowledge of the Purchaser” or “Known to the Purchaser” and any other phrases of similar import means, with respect to any matter in question relating to the Purchaser, the actual knowledge after reasonable inquiry of each of Trevor Croker, Mark Dunn and Toni Korsanos.
“Knowledge of the Seller” or “Known to the Seller” and any other phrases of similar import means, with respect to any matter in question relating to the Seller, the actual knowledge after reasonable inquiry of each of William Carstanjen, Marcia Dall and (with respect to the matters set forth in Section 3.6 only) Erik Furlan.
“Landlord” has the meaning set forth in Section 6.13.
“Law” means any multinational, supra-national, federal, state, county, city, municipal, foreign, or other governmental statute, law, rule, regulation, ordinance, order, code or treaty and any Permit granted under any of the foregoing, or any requirement under the common Law, or any other pronouncement having the effect of Law of any Governmental Authority, in each case as in effect as of the Closing Date.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), claim, hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.
“Liabilities” or, individually, “Liability” means with respect to any Person, any liability, obligation or debt of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed by a third Person or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.
“Lien” means with respect to any property or asset, any mortgage, deed of trust, lien, pledge, hypothecation, assignment, charge, option, preemptive right, easement, encumbrance, right-of-way, covenant, restriction, security interest, or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person will be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or a lessor under any conditional sale agreement, capital lease, or other title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property or asset.
“Material Adverse Effect” means any change, circumstance, condition, fact or effect that (considered together with all other changes, circumstances, conditions facts or effects), is or would reasonably be expected to be materially adverse to (a) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Seller to timely perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement prior to the Outside Date; except, that, with respect to the preceding clause (a), any change, circumstance, condition, fact or effect to the extent resulting from any of the following shall be excluded from the determination of a Material Adverse Effect: (i) any changes in U.S. financial, U.S. banking or U.S. securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (ii) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (iii) the announcement, pendency or completion of the transactions contemplated by this Agreement; (iv) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood and agreed that the facts underlying such failure may be taken into consideration); (v) any act or omission of the Seller or the Company and its Subsidiaries taken at the request of or with the consent of the Purchaser or to the extent expressly required by this Agreement; (vi) the occurrence of any event of act of war, act of God, terrorism, natural or manmade disaster, or other calamity or crisis, or the escalation or worsening thereof, adversely impacting financial, political or economic conditions; (vii) any changes in general economic, regulatory, financial or political conditions; or (viii) changes affecting the Company’s industry generally; provided, however, that in the case of clauses (i), (ii), (vi), (vii) and (viii) above, any such change, event, circumstance, condition, fact or effect shall be taken into account in determining whether there has been, is, or would reasonably be expected to be, a Material Adverse Effect, if it has disproportionately impacted the Company and its Subsidiaries, taken as a whole, relative to other companies in the industry and geographic regions in which the Company and its Subsidiaries operate.
“Material Contract” has the meaning set forth in Section 3.9(b).
“Material Licensed IP” means the Exclusively Licensed IP and the Other Material Licensed IP.
“Material Products” means the Products listed on Schedule 1.1(b).
“New Debt Commitment Letter” has the meaning set forth in Section 6.11(b).
“New Fee Letter” has the meaning set forth in Section 6.11(b).
“Office Lease” means that certain Office Lease, dated as of October 14, 2016, between BCSP Maritime Building LLC, a Delaware limited liability company, and the Seller.
“Office Lease Release” has the meaning set forth in Section 6.13.
“Ongoing Business” means (i) the Business, (ii) the ownership, research, design, development, creation, production, marketing, use, sale, offer for sale, publishing, distribution, importation or other exploitation of social casino, casual or mid-core free-to-play and premium paid games in or for any medium now known or hereinafter coming into existence, and (iii) the acquisition, development, creation, analysis and other use or exploitation of data in connection with clause (ii).
“Open Source Software” means all Software that is licensed or distributed as “free software” or “open source software” or under a similar licensing or distribution model.
“Order” means any writ, judgment, injunction, order, settlement or decree (including any consent decree) that is issued, promulgated or entered into by or with a Governmental Authority, in each case, whether preliminary or final.
“Ordinary Course” means with respect to an action taken by any Person, an action that is consistent in nature, scope and magnitude with the past practices of such Person.
“Organizational Documents” means the certificate of incorporation, memorandum and articles, bylaws, and all other governing documents of an entity, as applicable, in each case as amended.
“Other Material Licensed IP” means all Intellectual Property and Intellectual Property Rights licensed or sublicensed, or purported to be licensed or sublicensed, to the Company or any of its Subsidiaries and included in any Material Product, excluding (i) Exclusively Licensed IP and (ii) Commercially Available IP.
“Outside Date” means the date that is ninety (90) days from the date hereof; provided that if, at such date, (i) there is an Order that enjoins, prohibits or otherwise restrains the transactions contemplated hereby or (ii) if all closing conditions under Sections 8.1 and 8.2 are met, other than the conditions set forth in Section 8.1(c) and 8.2(c), the Purchaser or the Seller may extend the Outside Date by up to one hundred eighty (180) additional days in order to use reasonable best efforts to remove such Order.
“Owned IP” has the meaning set forth in Section 3.14(a).
“Parties” has the meaning set forth in the introductory paragraph.
“Per-Claim Threshold” has the meaning set forth in Section 9.2(c).
“Permit” means all approvals, agreements, authorizations, permits, licenses, easements, Orders, certificates, registrations, franchises, qualifications, rulings, waivers, variances or other form of permission, consent, exemption or authority issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.
“Permitted Liens” means (a) Liens for Taxes, assessments or other similar governmental charges that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established, to the extent required in accordance with GAAP; (b) any mechanics’, workmen’s, repairmen’s and other similar Liens arising or incurred in the Ordinary Course in respect of obligations that are not overdue or relating to obligations as to which there is no default on the part of the Company and for which adequate accruals or reserves have been established; (c) Liens affecting the Company Real Property arising from easements, easement agreements, rights-of-way, restrictions, or minor title defects (whether or not recorded) that do not materially detract from the value of the property subject thereto or materially impair the present use of the property subject thereto; (d) Liens encumbering the fee interest of any Company Real Property (other than Liens based on actions or inactions of the Company or any of its Subsidiaries); (e) Liens relating to any equipment leases which do not arise or result from a breach or default of any agreement; (f) Liens set forth on Schedule 1.1(c); and (g) applicable Laws, including building and zoning Laws, now or hereafter in effect relating to the Company Real Property that do not materially detract from the value of the Property subject thereto or materially impair the present use of the Property subject thereto.
“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, a joint stock company, a joint venture, an unincorporated organization, any Governmental Authority, or other entity or organization.
“Personal Data” has the meaning set forth in Section 3.22.
“Plans” has the meaning set forth in Section 3.16(a).
“Policy” or “Policies” has the meaning set forth in Section 3.10.
“Post-Closing Representation” has the meaning set forth in Section 10.17.
“Pre-Closing Period” means the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms.
“Pre-Closing Tax Period” has the meaning set forth in Section 7.1(a).
“Pre-Closing Tax Returns” has the meaning set forth in Section 7.1(a).
“Preliminary Adjustment Statement” has the meaning set forth in Section 2.5(a).

“Primary Specified Litigation” has the meaning set forth in Section 6.14(a).
“Privileged Communications” has the meaning set forth in Section 10.17.
“Processing” has the meaning set forth in Section 3.22.
“Products” means (i) social casino, casual and mid-core free-to-play and premium paid games for PC, Mac and mobile devices owned, produced, developed, created, marketed, published or distributed, or being produced, developed, created, marketed, published, distributed or otherwise made available by or on behalf of the Company or any of its Subsidiaries, and (ii) any tools, processes or metrics used in the acquisition, development, creation, analysis and other use or exploitation of data in connection with clause (i).
“Proprietary Rights Agreements” has the meaning set forth in Section 3.14(g).
“Purchase Price” means an amount equal to (a) $990,000,000; minus (b) an amount equal to any Closing Indebtedness, plus (c) an amount equal to any Closing Company Cash, plus (d) the amount, if any, by which the Closing Working Capital exceeds the Working Capital Target, minus (e) the amount, if any, by which the Working Capital Target exceeds the Closing Working Capital, minus (f) an amount equal to the Selling Expenses.
“Purchaser” has the meaning set forth in the introductory paragraph.
“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization), Section 5.2 (Authorization; Enforceability) and Section 5.6 (Finders’ Fees).
“Purchaser Indemnified Parties” has the meaning set forth in Section 9.2(a).
“Purchaser Material Adverse Effect” has the meaning set forth in Section 5.3(b).
“Registered IP” has the meaning set forth in Section 3.14(a).
“Representatives” means with respect to any Person, the officers, directors, employees, agents, accountants, auditors, advisors, bankers and other representatives of such Person.
“Required Financial Information” means (i) the unaudited balance sheet of the Company and its Subsidiaries as of each of December 31, 2015 and December 31, 2016, together with the related unaudited statements of income and statements of operating cash flows (including capital expenditures) for the years then ended, and (ii) the unaudited balance sheet of the Company and its Subsidiaries as of September 30, 2017, together with the related unaudited statement of income and statement of operating cash flows (including capital expenditures) for the nine month period then ended.
“Restricted Activity” has the meaning set forth in Section 6.6(b).
“Restructuring Taxes” means any Taxes that relate to or are imposed in connection with the Restructuring Transaction.
“Restructuring Transaction” has the meaning set forth in Section 6.18.
“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.
“Seller” has the meaning set forth in the introductory paragraph.

“Seller Fundamental Representations” means the representations and warranties set forth Section 4.1 (Organization), Section 4.2 (Authorization; Enforceability), Section 4.5 (Finders’ Fees) and Section 4.6 (Title to Shares).
“Seller Indemnified Parties” has the meaning set forth in Section 9.3(a).
“Seller Plans” has the meaning set forth in Section 3.16(a).
“Seller Related Parties” has the meaning set forth in Section 10.9.
“Seller’s Straddle Period Allocation” has the meaning set forth in Section 7.1(b).
“Selling Expenses” means all of the fees and expenses incurred by or on behalf of the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement or relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated by this Agreement that will not be paid prior to the Closing, including (a) all brokers’ or finders’ fees (if any), (b) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts, in each case, that are not paid prior to the Closing; excluding, for the avoidance of doubt, any fees and expenses or other obligations related to indebtedness incurred by the Purchaser or any of its Affiliates in connection with the transactions contemplated hereby, and (c) any fees, costs and expenses or payments of or by any of the Company or any of its Subsidiaries related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments made to any Person in connection with this Agreement or the transactions contemplated by this Agreement (including the employer portion of any payroll, social security, unemployment or similar Taxes).
“Separate Proposal” has the meaning set forth in Section 6.4(a).
“Shares” has the meaning set forth in the recitals to this Agreement.
“Sidley” means Sidley Austin LLP.
“Significant Developer” means, for the ten (10) month period ended October 31, 2017, the top twenty five (25) developers (measured by payments invoiced by such Persons during such period) with whom the Company or any of its Subsidiaries has or had a Contract for the license, development or acquisition of game content.
“Software” means computer software (including web sites, HTML code, and firmware and other software embedded in hardware devices), data files, source and object codes, APIs, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.
“Specified Accounting Principles” means (a) those specific policies, conventions, methodologies, classifications and procedures set forth on Exhibit A, (b) to the extent not addressed on Exhibit A, the policies, conventions, methodologies, classifications and procedures as consistently applied by the Seller in the preparation of the Financial Statements, to the extent consistent with GAAP and (c) to the extent not addressed by clauses (a) and (b), GAAP. For the avoidance of doubt, in the event the policies, conventions, methodologies, classifications and procedures set forth in clauses (a), (b) and (c) conflict, the policies in clause (a) shall take precedence, followed by those in clause (b) and finally, by those in clause (c).
“Specified Litigations” has the meaning set forth in Section 6.14(a).

“Straddle Period” means any tax period that begins on or before, and ends after, the Closing Date.
“Straddle Period Tax Returns” has the meaning set forth in Section 7.1(b).
“Subsidiary” means with respect to any Person, (a) any corporation, of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) any limited liability company, partnership, association, or other business entity, of which a majority of the partnership, membership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity if such Person or Persons is or will be allocated more than fifty percent (50%) of the limited liability company, partnership, association, or other business entity interests, gains or losses, or is or controls the managing member or general partner of such limited liability company, partnership, association, or other business entity.
“Substitute Guaranty” has the meaning set forth in Section 6.13.
“Successor Guarantors” has the meaning set forth in Schedule 6.13.
“Tax Returns” means all returns, declarations, reports, claims for refund, information returns or other documents filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment or collection of any Taxes of any party or the administration, implementation, or enforcement of or compliance with any Laws relating to any Taxes, including the determination, assessment, reporting, withholding, collection or payment of any Taxes, and including any schedule or attachment thereto and including any amendments thereof.
“Taxes” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, or windfall profit tax, or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax, or additional amount imposed by any Governmental Authority.
“Third Party Claim” means any Legal Proceeding made or brought by any Person who or that is not a party to this Agreement.
“Unclaimed Property” has the meaning set forth in Section 3.6(l).
“Waiving Parties” has the meaning set forth in Section 10.17.
“WARN Act” has the meaning set forth in Section 6.7(f).
“Workforce Reductions” has the meaning set forth in Section 6.7(f).
“Working Capital Target” means $12,500,000.
II. CLOSING; POST-CLOSING ADJUSTMENT.
2.1 Purchase of Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of the Seller’s right, title and interest in and to all of the Shares, free and clear of all Liens (other than Liens imposed by the Purchaser on the Shares at or after the Closing or restrictions on transfer under applicable securities Laws), and (ii) the Purchaser shall pay and deliver the Estimated Purchase Price as provided in this Agreement.
2.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place by electronic communication on the fourth (4th) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VIII, or on such other date and at such other place as agreed to by the Purchaser and the Seller, and shall be effective as of 12:01 a.m. EST on such date; provided, that in no event shall the Closing occur prior to January 3, 2018; provided, further, that in no event shall the Closing occur prior to January 19, 2018 unless the Debt Financing is available to the Purchaser and the conditions to the obligations of the Parties set forth in Article VIII have been satisfied or waived, in which case the Closing shall take place on the earlier of (a) the date that is four (4) Business Days after the date on which such Debt Financing is available and (b) January 19, 2018 (it being acknowledged and agreed that, if the conditions to the obligations of the Parties set forth in Article VIII are satisfied or waived on January 15, 2018, the Closing shall occur on January 19, 2018 irrespective of whether the Debt Financing is available to the Purchaser as of such date). The date on which the Closing occurs is referred to herein as the “Closing Date.”
2.3 Estimated Purchase Price. At least three (3), and not more than five (5), Business Days prior to the Closing, the Seller shall deliver to the Purchaser a certificate (the “Closing Certificate”) setting forth its good faith estimate of the amount of the Closing Indebtedness, the Closing Working Capital, the Selling Expenses, the Closing Company Cash and, based thereon, its calculation of the Purchase Price (the “Estimated Purchase Price”), together with (a) reasonably detailed supporting calculations and documentation for such estimates and (b) wire transfer instructions for the payment of the Estimated Purchase Price at Closing pursuant to Section 2.4(a). The Purchaser shall be entitled to review and comment on the Closing Certificate and the Seller shall consider in good faith any comments delivered not less than two (2) Business Days prior to the Closing, and modify the Closing Certificate, including the Estimated Purchase Price reflected therein, not later than the Business Day prior to the Closing Date, to reflect any such comments with which the Seller agrees.
2.4 Closing Payments; Closing Deliveries.
(a)At the Closing, the Purchaser shall:
(i)pay to the Seller, by wire transfer of immediately available funds, an amount equal to the Estimated Purchase Price, to the bank account specified by the Seller in the Closing Certificate; and
(ii)deliver to the Seller the certificate set forth in Section 8.2(a)(iv), dated as of the Closing, validly executed by a duly authorized officer of the Purchaser.
(b)At the Closing, the Seller shall deliver or cause to be delivered the following to the Purchaser:
(i)the written resignations or evidence of removal of each corporate director and each corporate officer of the Company and of each similar official of any of the Company’s Subsidiaries to the extent such official is an employee of the Seller or any of its Affiliates (other than the Company or any of its Subsidiaries), in each case, in his or her capacity as such, as shall have been requested in writing by the Purchaser at least ten (10) Business Days prior to the Closing Date;

(ii)the certificate set forth in Section 8.1(a)(v), dated as of the Closing, validly executed by a duly authorized officer of the Seller;
(iii)each certificate representing the Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank in proper form for transfer, and bearing or accompanied by all requisite stock transfer stamps; and
(iv)a certificate from the Company, dated as of the Closing Date, satisfying each of the requirements of Treasury Regulations Section 1.897-2(h) and Treasury Regulations Section 1.1445-2(c)(3).
2.5 Post-Closing Adjustment.
(a)Adjustment Statement Preparation. As soon as practicable, but in any event not more than seventy-five (75) days after the Closing Date, the Purchaser shall in good faith prepare and deliver to the Seller an adjustment statement setting forth its calculation of the Closing Indebtedness, the Closing Working Capital, the Selling Expenses and the Closing Company Cash and, based thereon, the Purchaser’s calculation of the Purchase Price and the adjustment (if any) necessary to reconcile the Estimated Purchase Price to the Purchase Price (the “Preliminary Adjustment Statement”). From and after the Closing, for purposes of complying with the terms set forth in this Section 2.5, the Seller and the Purchaser shall, and the Purchaser shall cause the Company to, cooperate with and make available to each other Party, its Representatives and the Accounting Firm all information, records, data and working papers, and shall permit reasonable access, during business hours, to its personnel, as may be reasonably required in connection with the analysis of the Estimated Purchase Price, the Preliminary Adjustment Statement and the resolution of any disputes thereunder.
(b)Adjustment Statement Review. If the Seller believes that the Preliminary Adjustment Statement is inaccurate or was not properly prepared in accordance with this Agreement, the Seller shall so notify the Purchaser no later than thirty (30) days after the Seller’s receipt thereof (the “Dispute Notice”), setting forth in the Dispute Notice each of its objections to the Preliminary Adjustment Statement, describing in reasonable detail the basis (and the amount in dispute) for each such objection and the changes which the Seller proposes to be made in order to conform the Preliminary Adjustment Statement to the terms of this Agreement.
(c)Adjustment Statement Dispute Resolution. If the Seller timely notifies the Purchaser of any objections to the Preliminary Adjustment Statement in accordance with Section 2.5(b), and if the Seller and the Purchaser are unable to resolve such dispute through good faith negotiations within fifteen (15) days after the Seller’s delivery of such Dispute Notice, then either the Seller or the Purchaser may require that the Seller and the Purchaser mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by, Deloitte or, if such firm is then serving as auditor or independent accounting firm for any of the Seller, the Company or the Purchaser or any of their respective Affiliates or declines the representation, a nationally recognized accounting firm mutually agreed to by the Seller and the Purchaser (the accounting firm ultimately chosen, the “Accounting Firm”) (it being understood that in making such determination, the Accounting Firm shall be functioning as an expert and not as an arbitrator). Each of the Seller and the Purchaser shall execute and deliver a customary engagement letter as may be reasonably requested by the Accounting Firm. The Seller and the Purchaser shall instruct the Accounting Firm that, within five (5) days following its acceptance of its appointment as the Accounting Firm, it shall deliver to the Seller and the Purchaser a written notice (the “Accounting Firm Notice”) setting forth (i) the deadline for the Seller’s and the Purchaser’s submission of the written presentations setting forth their respective positions with respect to the items set forth in the Dispute Notice (which deadline shall in all events be (A) the same for the Seller and the Purchaser and (B) no sooner than thirty (30) days following the date of delivery of the Accounting Firm Notice (unless otherwise mutually agreed in writing among the Accounting Firm, the Seller and the Purchaser) and no later than forty-five (45) days following the date of the Accounting Firm Notice) and (ii) the format in which the Seller and the Purchaser are to submit their written presentations (which format shall be reasonably acceptable to the Seller and the Purchaser). A copy of all materials submitted to the Accounting Firm pursuant to the immediately preceding sentence shall be provided by the Seller and the Purchaser, as applicable, no later than the deadline set forth in the Accounting Firm Notice (as the same may be amended by the mutual written consent of the Accounting Firm, the Seller and the Purchaser), and a copy of such materials shall be provided to the other Party concurrently with the submission thereof to the Accounting Firm. The Seller and the Purchaser will instruct the Accounting Firm to limit its review and determination to those items set forth on the Dispute Notice that remain in dispute and that relate to accounting matters, and to deliver a written report containing its calculations of each such disputed item. The final determination of the Accounting Firm will be made in strict accordance with the terms of this Agreement (including the definitions of Closing Working Capital, Closing Company Cash, Selling Expenses and Closing Indebtedness). The Accounting Firm will determine the items in dispute solely based on written submissions made by the Seller and the Purchaser (and their respective Representatives) consistent with the terms hereof, and not by independent review. The Accounting Firm shall determine and report in writing to the Seller and the Purchaser as to the resolution of all disputed matters and the effect of such determinations on the Preliminary Adjustment Statement within sixty (60) days after the date on which such Accounting Firm is engaged or such longer period as the Accounting Firm may reasonably require, and such determinations shall be final, binding and conclusive on the Parties, absent manifest error, and upon which a judgment may be entered by a court of competent jurisdiction. None of the Seller, the Purchaser, or their respective Representatives will have any ex parte communications or meetings with the Accounting Firm concerning the subject matter hereof without the prior written consent of the other Party. The Accounting Firm shall not assign a value to any disputed item that is greater than the greater value for such disputed item claimed by either Party in its written submission or less than the lesser value for such item claimed by either Party in its written submission. The fees and disbursements of the Accounting Firm shall be borne by the Party (i.e., the Seller, on the one hand, or the Purchaser, on the other hand) that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally determined by the Accounting Firm (or equally in the event the Parties’ assigned amounts were, on a net basis, equally far from the amount finally determined by the Accounting Firm).
(d)Final Adjustment Statement. The Preliminary Adjustment Statement shall become the “Final Adjustment Statement” and as such shall become final, binding and conclusive on the Parties, absent manifest error, in the case of clause (iii) below, for all purposes of this Agreement and upon which a judgment may be entered by a court of competent jurisdiction, upon the earliest to occur of the following:
(i)the mutual acceptance by the Seller and the Purchaser of the Preliminary Adjustment Statement, with such changes thereto, if any, as may be proposed by the Seller and consented to by the Purchaser;
(ii)the expiration of thirty (30) days after the Seller’s receipt of the Preliminary Adjustment Statement, without timely written objection by the Seller in accordance with Section 2.5(b); or
(iii)the delivery to the Seller and the Purchaser by the Accounting Firm of the final report of its determination of all disputed matters submitted to the Accounting Firm pursuant to Section 2.5(c).
(e)Adjustment of Purchase Price. If the Purchase Price, as finally determined in accordance with this Section 2.5, is greater than the Estimated Purchase Price, then the Purchaser shall, or shall cause the Company to, pay to the Seller an amount equal to such excess by wire transfer of immediately available funds to an account designated in writing by the Seller within three (3) Business Days after the date on which the Purchase Price is finally determined. If the Purchase Price, as finally determined in accordance with this Section 2.5, is less than the Estimated Purchase Price, then the Seller shall pay the Purchaser an amount equal to such shortfall by wire transfer of immediately available funds to an account designated in writing by the Purchaser within three (3) Business Days after the date on which the Purchase Price is finally determined. For tax purposes, any payment by the Purchaser or the Seller under this Section 2.5 shall be treated as an adjustment to the Purchase Price.
III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the correspondingly identified subsection of the Disclosure Schedules, the Company represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, as follows:
3.1 Existence and Qualification.
(a)The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Washington. Each Subsidiary of the Company is duly incorporated or formed, validly existing and in good standing in the jurisdiction of its incorporation or formation. The Company and each of its Subsidiaries have the requisite power and authority required to (i) carry on their respective businesses as presently conducted, and (ii) own, lease or otherwise hold and operate their respective assets in the manner in which their respective assets are currently owned, leased or otherwise held and operated.
(b)Each of the Company and each of its Subsidiaries is duly admitted, licensed or qualified to conduct business as a foreign entity and are in good standing in each jurisdiction where such qualification is required, other than any failure to be so admitted, qualified, licensed or in good standing which would not have a Material Adverse Effect. The Company has made available to the Purchaser true and complete copies of its and its Subsidiaries’ Organizational Documents. The books of account, stock records and minute books of each of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries (except, in the case of a Subsidiary, in favor of the Company). Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.
(c)Schedule 3.1(c) sets forth a true and complete list of: (i) the names of the members of the board of directors (or similar body) of each of the Company and each of its Subsidiaries; and (ii) the names and titles of the officers of each of the Company and each of its Subsidiaries.
3.2 Authorization; Enforceability. The Company has the requisite corporate power and authority to execute, deliver, and perform its obligations under, and consummate the transactions to be consummated by it under, this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions to be consummated by it hereunder have been duly authorized; this Agreement has been duly and validly executed and delivered by the Company; and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

3.3 Non-Contravention; Consents.
(a)The execution, delivery and performance by the Company and the Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the Organizational Documents of the Company or any of its Subsidiaries, (ii) materially conflict with or violate in any material respect, any Laws applicable to the Company or any of its Subsidiaries, or by which any of their assets and properties are bound, (iii) materially conflict with or result in a material violation of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Permit or Governmental Approval held by the Company or any of its Subsidiaries, (iv) materially violate, materially conflict with or result in a material breach of, constitute or result in a material default under, or give rise to any right (x) of modification, termination, cancellation or acceleration or (y) to exercise any remedy, under any of the terms, conditions or provisions of any Material Contract, or (v) result in the creation or imposition of any Lien (other than Permitted Liens) on any material asset of the Company or any of its Subsidiaries, or result in the creation or imposition of any Lien (other than restrictions on transfer under applicable securities laws) on the Shares.
(b)The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not require any Governmental Approval, except (i) applicable requirements, if any, under federal or state securities or “blue sky” Laws, (ii) such filings as may be required under the HSR Act, (iii) such antitrust, competition or similar Governmental Approvals from non-United States Governmental Authorities, if any, and (iv) where the failure to make or obtain such filing or notification with, or any clearance, authorization, approval, waiver, or consent would not reasonably be expected to be (x) material to the Business or (y) materially adverse to the ability of the Company to timely perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement prior to the Outside Date.
3.4 Capitalization.
(a)The authorized capital stock of the Company consists of 1,000 shares of common stock, no par value, all of which have been duly authorized and validly issued, are fully paid and nonassessable, are issued and outstanding, and are owned, beneficially and of record, by the Seller. Except as set forth in the immediately preceding sentence, there are no authorized or outstanding (i) shares of capital stock, equity interests, or other securities of the Company, (ii) options, warrants, calls or other rights to purchase or acquire from the Company, or obligations of the Company to issue, any shares of capital stock, equity interests, or other securities, (iii) outstanding securities, instruments or obligations (including any shares or awards of restricted stock, restricted stock units, deferred stock or deferred stock units or similar awards) that are or may become convertible into or exchangeable for any shares of capital stock (or cash based on the value of such shares) or other securities of the Company, or (iv) Contracts or Orders under which the Company is or may become obligated to sell or otherwise issue any shares of capital stock or other securities of the Company, including any promise or commitment to grant any options or any other securities of the Company to an employee of or other service provider to the Company or any of its Subsidiaries.
(b)The Shares are not subject to any forfeiture provision, restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities Laws), voting trust agreement, stockholder agreements, registration rights agreements, buy sell agreements or other contract, agreement, arrangement, commitment, option, proxy, pledge, right of first refusal or preemptive right, or understanding, including any contract restricting or otherwise relating to the ownership, voting rights, distribution rights, or disposition thereof. The Shares have been issued in compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) if issued on or after December 16, 2014, all requirements set forth in applicable Contracts to which the Company is a party.

(c)Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock, equity interests, or other securities of any Person.
(d)There are no outstanding (i) shares of capital stock, equity interests, or other securities of any Subsidiary of the Company, or (ii) options, warrants, or other rights to purchase or acquire shares of capital stock, equity interests, or other securities from any Subsidiary of the Company.
(e)All of the shares or equity interests, as applicable, of each of the Subsidiaries of the Company are owned by the Company free and clear of any Lien (other than restrictions on transfer imposed by virtue of applicable federal and state securities Laws). The outstanding shares or equity interests, as applicable, of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and, in the case of Company Subsidiaries that are corporations, nonassessable, have been issued in compliance with all applicable securities Laws and other applicable Laws and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of such Subsidiaries. There are no options, warrants or other rights outstanding to subscribe for or purchase any shares or other securities of the Subsidiaries of the Company and such Subsidiaries are not subject to any Contract or Order under which any of such Subsidiaries is or may become obligated to sell or otherwise issue any shares or other securities. There are no preemptive rights applicable to any shares of any of the Subsidiaries of the Company.
3.5 Financial Statements and Related Matters.
(a)Schedule 3.5(a) sets forth (i) the unaudited balance sheet of the Company and its Subsidiaries as of each of December 31, 2016 and December 31, 2015, together with the related statements of income and statements of operating cash flows (including capital expenditures) for the years then ended and (ii) the unaudited balance sheet of the Company and its Subsidiaries as of June 30, 2017, together with the related statement of income and statement of operating cash flows (including capital expenditures) for the six (6) months then ended (collectively, the “Financial Statements”). Except as explicitly disclosed therein, the Financial Statements have been prepared in accordance with the Specified Accounting Principles, subject to normal year-end adjustments (none of which, individually or in the aggregate, are material), the limited nature of the statement of operating cash flows (including capital expenditures) and the absence of footnotes, and present fairly, in all material respects, the consolidated financial position and results of operations as of the respective dates and during the respective periods indicated therein.
(b)The Company and its Subsidiaries have no Liabilities, except (i) as reflected and reserved against in the Financial Statements, (ii) as incurred in the Ordinary Course since the Balance Sheet Date, (iii) for Liabilities arising from matters disclosed in Schedule 3.5(b), (iv) Liabilities under the Material Contracts (excluding Liabilities arising as a result of a breach of or default under any such contract by the Company or any of its Affiliates), (v) as would not be material to the Company or its Subsidiaries or (vi) as incurred under this Agreement or in connection with the transactions contemplated hereby (including the Selling Expenses).
(c)The Company and its Subsidiaries have implemented internal controls over financial reporting which are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and to permit preparation of financial statements in conformity with GAAP. The books, records and accounts of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Company and its Subsidiaries in all material respects. The Company and its Subsidiaries have taken and currently take all actions necessary to provide reasonable assurance that: (i) material transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to maintain accountability for assets; and (iii) access to material assets is permitted only in accordance with management’s general or specific authorization.
3.6 Tax Matters.
(a)All Tax Returns required to be filed by the Company and its Subsidiaries have been duly and timely filed (taking into account any valid extensions). The Company and its Subsidiaries have paid all Taxes due (whether or not shown as due and owing on such Tax Returns) as of the Closing.
(b)The Company and its Subsidiaries have made available to the Purchaser (i) true and complete copies of all material Tax Returns filed with respect to the Company or a Subsidiary (other than any Tax Returns that are filed on a consolidated, combined, unitary or similar basis and that include companies other than solely the Company or its Subsidiaries), and (ii) material written statements of deficiencies assessed against or agreed to by the Company or a Subsidiary (other than any such statement relating to Tax Returns filed on a consolidated, combined, unitary or similar basis and that include companies other than solely the Company or its Subsidiaries), in each case for periods beginning on or after December 16, 2014.
(c)There are no material Tax claims, audits or Legal Proceedings pending against the Company or any of its Subsidiaries. There are not currently in force any waivers binding upon the Company or any of its Subsidiaries for the extension of time for the assessment or payment of any Tax.
(d)The Company and its Subsidiaries have properly withheld all Taxes required to have been withheld in connection with amounts paid to any employee, creditor, independent contractor, or other third party.
(e)Neither the Company nor any of its Subsidiaries has incurred any liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, or (iii) by Contract (other than pursuant to a Contract entered into in the Ordinary Course the subject of which is not primarily Taxes and that provides for indemnification for, or sharing of, Taxes relating to the transactions that are the subject of the Contract).
(f)There are no Liens on any of the assets, rights or properties of the Company or any of its Subsidiaries with respect to Taxes, other than Permitted Liens.
(g)The Company is not a United States real property holding corporation, as defined in Section 897(c) of the Code.
(h)The Company and its Subsidiaries have not received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of Tax Law), in either case, that would be binding upon the Company or any of its Subsidiaries with respect to the determination of their respective Tax liabilities after the Closing.
(i)The Company and its Subsidiaries have not constituted a “distributing corporation” or a “controlled corporation” during the five-year period preceding the date of this Agreement in a distribution of stock intended to be governed by Section 355 of the Code.
(j)Neither the Company nor its Subsidiaries is or has been a party to any transaction that is a “reportable transaction” or “listed transaction” within the meaning of Section 6707A(c) of the Code.

(k)No claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as applicable, is, or may be, subject to Taxes by that jurisdiction.
(l)Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any comparable provision of applicable Law), (ii) “intercompany transaction” within the meaning of Treasury Regulation Section 1.1502-13 (or any comparable provision of applicable Law) occurring on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.
(m)To the Knowledge of the Seller, each of the Company and its Subsidiaries has, to the extent it has been required to do so, paid to the applicable Governmental Authority under applicable escheatment or unclaimed property Law any material property (including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances) that is escheatable or reportable as unclaimed property to any Governmental Authority under any applicable escheatment or unclaimed property Laws (“Unclaimed Property”). To the Knowledge of the Seller, each of the Company and its Subsidiaries has timely filed all material returns and reports it has been required to file with any Governmental Authority under any applicable escheatment or unclaimed property Law.
Subject to Section 3.6(l), but otherwise notwithstanding anything herein to the contrary, nothing in this Agreement shall cause the Seller to be liable for any Taxes, or obligation with respect to Unclaimed Property, for any period beginning after the Closing Date or the portion of any Straddle Period beginning after the Closing Date, except with respect to Restructuring Taxes. Notwithstanding anything herein to the contrary, the Seller makes no representation or otherwise provides any assurance, as to the existence of availability of any tax basis, net operating loss, Tax credit carryover or any other Tax attribute.
3.7 Absence of Certain Changes.
(a)Since March 31, 2017, the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects and neither the Company nor any of its Subsidiaries have taken any action that would have been prohibited or otherwise restricted under Section 6.3, had such action been taken during the Pre-Closing Period.
(b)Since March 31, 2017, there has not been any Material Adverse Effect.
3.8 Sufficiency of Assets. The assets, properties and rights owned or leased by the Company and its Subsidiaries, together with the services provided by the Seller pursuant to any transition services agreement entered into pursuant to Section 6.19, if applicable, (a) constitute in all material respects all assets, properties and rights which are used in or necessary to enable the current operation of the Business and (b) are sufficient to permit the Company and its Subsidiaries, taken as a whole, to continue to conduct the Business as currently conducted in all material respects. Each of the Company and its Subsidiaries owns, and has good and valid title to, all assets reflected on the Balance Sheet and all assets acquired thereafter (other than assets disposed of after the date hereof in the Ordinary Course, none of which disposed assets, individually in the aggregate, were material to the Business), free and clear of Liens other than Permitted Liens.

3.9 Contracts.
(a)As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following agreements (whether written or oral);
(i)(A) any material partnership, joint venture or other similar Contract or arrangement, (B) any Contract relating to the acquisition or disposition of the Company, any of its Subsidiaries, or any material business, business unit or operation thereof (whether by merger, sale of stock, sale of assets, exclusive license or otherwise), (C) any Contract regarding the acquisition, issuance or transfer of any securities of the Company or any of its Subsidiaries, including any restricted share agreements or escrow agreements, or (D) any Contract relating to any liquidation or dissolution of the Company or any of its Subsidiaries;
(ii)any Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed, or secured by any asset) or imposing a Lien on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens;
(iii)any Contract (A) containing covenants limiting the freedom of the Company or its Subsidiaries to compete with any Person in any line of business or in any area or territory, or acquire, receive, sell, transfer or provide any product or other asset or any services from any other Person, or (B) involving the grant of “most favored nation” status to any Person or any exclusive rights to provide, sell or distribute any product of the Company or any of its Subsidiaries to any Person;
(iv)any Contract or arrangement with any director or officer of the Company or any of its Subsidiaries, including any Contract that provides for the indemnification of any director or officer of the Company or any of its Subsidiaries and excluding any Contract or arrangement for employment;
(v)any written employment, independent contractor (with respect to an independent contractor that is a natural person), deferred compensation, severance, bonus, retirement, or other similar Contract or plan that provides for payments in excess of $175,000 during the twelve month period ended October 31, 2017;
(vi)any Contract involving payments by or to the Company or any of its Subsidiaries of more than $750,000 in the twelve month period ended December 31, 2016 or the ten month period ended October 31, 2017;
(vii)any leases of Company Real Property;
(viii)any Contract for a collective bargaining agreement or other labor union Contract;
(ix)any Contract involving hosting, cloud services or other information technology services, other than (A) shrink wrap non-exclusive license agreements and non-exclusive license agreements for commercial off-the-shelf software products, and (B) Contracts involving expected payments of less than $200,000 in each of calendar year 2017 and 2018;
(x)(A) any Contract involving games currently in development that is material to the Company and its Subsidiaries or (B) any Contract with a Significant Developer involving payments by the Company in excess of $250,000 for the ten month period ended October 31, 2017;

(xi)settlement agreements and other Contracts relating to the disposition or resolution of any Legal Proceeding since December 16, 2014;
(xii)any Contract between the Company or any of its Subsidiaries and any Person pursuant to which: (1) benefits would vest, amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement; (2) the Company or any of its Subsidiaries is or may become obligated to make any severance, termination, termination indemnity or redundancy, retention, gross-up or similar payment to any Person; or (3) the Company or any of its Subsidiaries is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of salary) to any Person; or
(xiii)(1) any Contract granting exclusive rights to license, market, sell or deliver any of the products or services of the Company or any of its Subsidiaries; or (2) any Contract otherwise contemplating an exclusive relationship between the Company or any of its Subsidiaries and any other Person, including with respect to advertising.
(b)Each Contract disclosed on Schedule 3.9(a), Schedule 3.14(c) and Schedule 3.14(d) (each a “Material Contract”) is a legal, valid and binding Contract of the Company or its Subsidiary that is a party thereto and is in full force and effect, and neither the Company nor any such Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under the terms of any such Material Contract. The Company has made available to the Purchaser or its Representatives true and complete copies of each Material Contract, including all amendments thereto. Each Material Contract is enforceable against the Company or its applicable Subsidiary, as applicable, and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received or given any written notice of breach or default under or termination of any Material Contract which has not been cured.
3.10 Insurance Coverage. Schedule 3.10 sets forth a true and complete list of all insurance policies and fidelity bonds covering the assets, business, operations, Liabilities, employees, officers and directors, as applicable, of the Company and its Subsidiaries (each a “Policy” and collectively, the “Policies”) and identifies any material claims made thereunder pending as of the date of this Agreement. The Company has delivered or made available to the Purchaser a true and complete copy of each such Policy. All Policies are in full force and effect and there is no claim by the Company, any of its Subsidiaries, or the Seller on behalf of the Company or any of its Subsidiaries, pending under any Policy as to which coverage has been questioned, denied, or disputed by the issuers or underwriters of such Policies. None of the Seller, the Company or any of their respective Subsidiaries is in default in any material respect with respect to its obligations under any of such Policies and all premiums due and payable under such Policies have, since December 16, 2014, been paid on a timely basis. Between December 16, 2014 and the date of this Agreement, none of the Seller, the Company or any of their respective Subsidiaries has received any written notice or other written communication regarding: (a) cancellation, termination or invalidation of any Policy; or (b) refusal of any coverage or rejection of any claim under any Policy. None of the Seller, the Company or any of its Subsidiaries self-insures for any Liability with respect to the Business.
3.11 Litigation. Except for personal injury, workers’ compensation and similar claims, in each case, in the Ordinary Course, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened (a) by, against or affecting the Company or any of its Subsidiaries or affecting any of their respective properties or assets, (b) against any officer or director of the Company or any of its Subsidiaries in such Person’s capacity as such, or (c) that challenges, or that would reasonably be expected to have the effect of preventing, delaying or making illegal any of the transactions contemplated by this Agreement. There is no Order to which the Company or any of its Subsidiaries, or any of the assets owned or used by each of the Company or any of its Subsidiaries, is subject, that is or would reasonably be expected to be material to the Company or any of its Subsidiaries.
3.12 Compliance with Applicable Laws; Permits; Governmental Approvals.
(a)Each of the Company and its Subsidiaries is, and at all times since December 16, 2014 has been, in compliance in all material respects with all applicable Law and Orders. The Company does not have Knowledge of the issuance or threatened issuance of any notice by any Governmental Authority of any actual material violation or any alleged material violation of any Law or Order.
(b)Neither the Company nor any of its Subsidiaries is required by applicable Law to hold any material Governmental Approvals to carry on the business of the Company and such Subsidiaries as currently conducted.
(c)All material Governmental Approvals maintained by the Company and its Subsidiaries are valid and in full force and effect. Each of the Company and its Subsidiaries is, and at all times since December 16, 2014 has been, in material compliance with the respective terms and requirements of the material Governmental Approvals maintained by them. Between December 16, 2014 and the date of this Agreement, none of the Company or its Subsidiaries has received any written notice or other written communication from any Governmental Authority regarding: (i) any actual or alleged material violation of or material failure to comply with any term or requirement of any Governmental Approval or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Approval.
(d)None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any Representative or other Person acting on behalf of any of the Company or any of its Subsidiaries (with respect to any matter relating to the Business, the Company or any of its Subsidiaries) has, since December 16, 2014 (i) directly, or indirectly through a third party, given, offered or promised to give any unlawful gift, contribution, payment, rebate, payoff, bribe or kickback, (ii) established or maintained, or is maintaining, any unlawful fund of corporate monies, (iii) used or is using, directly, or indirectly through a third party, any corporate funds for any illegal contributions, gifts, entertainment, payments, travel or other unlawful expenses, (iv) otherwise violated or is violating the Foreign Corrupt Practices Act of 1977, as amended, or any other Law prohibiting bribery or corruption applicable to the Company or any of its Subsidiaries, (v) is or has been under administrative, civil, or criminal indictment, suspension, debarment or, to the Knowledge of the Company, investigation, by any Governmental Authority in connection with alleged violations of any Law that prohibits bribery, corruption, fraud, money laundering or other improper payments, or (vi) received written notice from, or made a voluntary disclosure to, any Governmental Authority regarding alleged or possible violations of any applicable Law that prohibits bribery, corruption, fraud, money laundering or other improper payments. Since December 16, 2014, the Company and its Subsidiaries have instituted and maintained policies and procedures designed to ensure compliance with any applicable anti-corruption or anti-bribery Law.
(e)Each of the Company and each of its Subsidiaries is, and since December 16, 2014 has been, in compliance in all material respects with all applicable Laws imposing trade sanctions on countries/territories, individuals, or entities or regulating the export, reexport, transfer, disclosure, or provision of commodities, Software, technology or services, including export controls, economic sanctions and anti-boycott Laws of the United States.
3.13 Properties. Schedule 3.13(a) sets forth a true and complete list of all Company Real Property. The Company, its Subsidiaries or, with respect to the Office Lease, the Seller has a valid leasehold interest in (or a valid and enforceable right to use) the Company Real Property, free and clear of any Liens other than Permitted Liens. Neither the Company nor the Seller has granted any sublease, assignment, pledge or similar agreement with respect to the Company Real Property, and no party is in possession of the Company Real Property other than the Company or, with respect to the Office Lease, the Seller. Neither the Company nor any of its Subsidiaries owns, and since December 16, 2014 none has owned, or, to the Knowledge of the Company, has ever owned any real property. Neither the Company nor any of its Subsidiaries is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. To the Knowledge of the Company, there is no condemnation by any Governmental Authority pending or threatened with respect to the Company Real Property.
3.14 Intellectual Property.
(a)Schedule 3.14(a)(i) sets forth a true and complete list of all of the following owned or purported to be owned by the Company or any of its Subsidiaries (either solely or jointly with others): (A) issued patents and patent applications, (B) registered internet domain names, (C) registered trademarks and applications therefor, and (D) registered copyrights and applications therefor (such items required to be listed on Schedule 3.14(a)(i) collectively, “Registered IP”; and, collectively with all other Intellectual Property and Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries (either solely or jointly with others), “Owned IP”). There are no pending or, to the Knowledge of the Company, threatened Legal Proceedings involving the Company or any of its Affiliates in which the ownership, right to use, use, inventorship, duration, scope, validity, enforceability or effectiveness of any Owned IP is being (or, to the Knowledge of the Company, is likely to be) challenged or contested, nor have any such Legal Proceedings been pending or, to the Knowledge of the Company, threatened since December 16, 2014. Except for Commercially Available IP and Developer Tools included in a Material Product, the Owned IP, together with the Exclusively Licensed IP, includes all material Intellectual Property and material Intellectual Property Rights in any of the Material Products.
(b)(i) To the Knowledge of the Company, there are no pending or threatened Legal Proceedings in which the ownership, right to use, use, inventorship, duration, scope, validity, enforceability or effectiveness of any Intellectual Property or Intellectual Property Rights licensed or sublicensed, or purported to be licensed or sublicensed, on an exclusive basis to the Company or any of its Subsidiaries (such Intellectual Property and Intellectual Property Rights, collectively, “Exclusively Licensed IP”), is being (or is likely to be) challenged or contested nor, to the Knowledge of the Company, have any such Legal Proceedings been pending or threatened since December 16, 2014; (ii) to the Knowledge of the Company, there are no pending or threatened Legal Proceedings in which the ownership, right to use, or use of any Other Material Licensed IP is being (or is likely to be) challenged or contested nor, to the Knowledge of the Company, have any such Legal Proceedings been pending or threatened since December 16, 2014; (iii) to the Knowledge of the Company, the Exclusively Licensed IP is subsisting, and, except for registration applications for patents, trademarks or copyrights included therein, is valid and enforceable; (iv) all renewal fees and other maintenance fees have been paid, and all other necessary maintenance actions have been taken, with respect to all Registered IP and, to the Knowledge of the Company, with respect to all patents, patent applications and all other registrations and applications to register included in the Exclusively Licensed IP; and (v) all Registered IP is subsisting, and, except for registration applications for patents, trademarks or copyrights included therein, to the Knowledge of the Company, is valid and enforceable.
(c)Schedule 3.14(c) sets forth a true and complete list of all Contracts (other than (i) non-exclusive license agreements that were entered into in the Ordinary Course for any Commercially Available IP that is generally commercially available on standard commercial terms and not material to the Business, (ii) Proprietary Rights Agreements or any Contract in the same form as a Proprietary Rights Agreement, and (iii) vendor agreements that were entered into in the Ordinary Course for any game content that is Owned

IP or Exclusively Licensed IP and not material to the Business or to any Material Product) in effect as of the date of this Agreement as to which the Company or any of its Subsidiaries is a party and pursuant to which any rights or interests in or to any Material Products are licensed or sublicensed or otherwise transferred, conveyed or granted to the Company or any of its Subsidiaries.
(d)Schedule 3.14(d) sets forth a true and complete list of all Contracts in effect as of the date of this Agreement in which the Company or any of its Subsidiaries has granted any license under, or otherwise transferred or conveyed or granted any material right or interest in, or otherwise encumbered its rights with respect to, any Material Product, material Owned IP or material Exclusively Licensed IP (other than (i) non-exclusive standard form license agreements pursuant to which the Company or any of its Subsidiaries grants rights to customers to use Products in a form provided to the Purchaser prior to the date of this Agreement and that do not, with respect to any term relating to confidentiality, Intellectual Property or Intellectual Property Rights, deviate from such form and (ii) license agreements granted to game publishers in the Ordinary Course that, in the ten months ending October 31, 2017, did not generate revenues that in the aggregate equal or exceed $2,500,000 ((i) and (ii), collectively, the “Excluded Out-Bound Licenses”)).
(e)The Company or its Subsidiaries own, or have the valid and legally enforceable right to use, all Intellectual Property and Intellectual Property Rights used in, or material to the conduct of, the Business as currently conducted, including all Material Licensed IP, provided, however, that this sentence is not a representation or warranty with respect to infringement, misappropriation or other violation of any Intellectual Property or Intellectual Property Rights of any other Person, which is addressed in Section 3.14(h)(i). The Company or a Company Subsidiary solely and exclusively owns all Owned IP, free and clear of all Liens (other than Permitted Liens, the Contracts set forth on Schedule 3.14(d) and the Excluded Out-Bound Licenses). Neither the Company nor any of its Subsidiaries has placed any Liens (other than Permitted Liens, the Contracts set forth on Schedule 3.14(d) and the Excluded Out-Bound Licenses) on any of the Material Licensed IP and, to the Knowledge of the Company, no other Person has placed any Liens on any of the Material Licensed IP that would (or would reasonably be expected to) impair the ability of Company or any of its Subsidiaries to fully exercise their rights in any Material Licensed IP. Immediately after the Closing, neither the Seller nor any of its Affiliates will own (solely or jointly with others), have exclusive rights to, or have the right to assert or enforce, any Intellectual Property or Intellectual Property Rights that would be infringed, misappropriated or otherwise violated by (i) the conduct of the Business after the Closing as the Business is being conducted as of the Closing, or (ii) the offer, distribution, display, use, sale, reproduction or otherwise making available of any Product under development by the Company or any of its Subsidiaries as of the date of this Agreement or as of the Closing. The Company and its Subsidiaries have physical or electronic possession of (A) all Material Products, (B) all content, artwork, screen displays and all other similar works of authorship, and all Software, data, data collections and databases, in each case included in the Owned IP or in the Material Licensed IP, except for Software that is included in the Other Material Licensed IP and is generally commercially available and made available to the Company and its Subsidiaries on a non-exclusive hosted basis by a Person that is not a developer of a Product and (C) all other Owned IP and Material Licensed IP (not described in the preceding subclauses (A) or (B)) that has been in the possession of the Company or any of its Subsidiaries in physical or electronic form at any time since December 16, 2014.
(f)The Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality and security of (i) their respective trade secrets forming a part of the Owned IP, (ii) any of their other respective material Owned IP that is confidential or is intended by the Company or any of its Subsidiaries to be kept confidential, and (iii) any material Intellectual Property or Intellectual Property Right of any other Person that the Company or any of its Subsidiaries is obligated by Contract to keep confidential or that is intended by the Company or any of its Subsidiaries to be kept confidential. No portion of the source code for any Software included in the Owned IP (or, to the Knowledge of the Company, in the Exclusively Licensed IP) and incorporated into any of the Products has been or is required to be disclosed, licensed or delivered to any other Person. Such source code is documented in a manner that (A) is understandable to a programmer of reasonable skill, and (B) will enable such a programmer to use it in the manner intended in connection with the Business. Neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any licensor or third party acting on behalf of or providing services to any of them) has used, combined, incorporated, distributed, or embedded any Open Source Software with or into any of the Products in a manner that imposes or would impose any requirement or condition on the Company or any of its Subsidiaries or on any other Person that any such Product, or any portion thereof, be (1) disclosed, licensed or distributed in source code form, (2) licensed for the purpose of making modifications or derivative works, or (3) redistributed at no charge. The Company and its Subsidiaries are in material compliance with the licenses applicable to their use of Open Source Software, and, to the Knowledge of the Company, no Open Source Software has been or is being used in connection with the Business in a manner that does not materially comply with the license applicable to such Open Source Software. Neither the Company nor any of its Subsidiaries has contributed to any Open Source Software project.
(g)Since December 16, 2014, all current and former employees and natural person independent contractors (other than such independent contractors who sign developer agreements) of the Company or its Subsidiaries who have made contributions to the creation or development of any material Product or other material Intellectual Property or material Intellectual Property Rights for the Company or any of its Subsidiaries have signed the standard form of proprietary information and inventions agreement of the Company or its Subsidiaries that vests in and otherwise assigns to the Company or its Subsidiary sole and exclusive ownership of all rights, title and interests in and to all products and other Intellectual Property and Intellectual Property Rights created or developed by such Person arising from employment with or the provision of services to the Company or its Subsidiary, in a form that has been made available to the Purchaser prior to the date of this Agreement and that does not, with respect to any term relating to confidentiality, Intellectual Property or Intellectual Property Rights, deviate from such form in any material respect (“Proprietary Rights Agreements”).
(h)(i) To the Knowledge of the Company, neither the Company’s nor any of its Subsidiaries’ use of any Intellectual Property or Intellectual Property Rights, nor the conduct of the Business, infringes, misappropriates or otherwise violates any Intellectual Property or Intellectual Property Rights of any other Person, or has done so since December 16, 2014;
(ii)since December 16, 2014, neither the Company nor any of its Subsidiaries (and, to the Knowledge of the Seller, no other Person) has received any written notice alleging that the Company, any of its Subsidiaries or the conduct of the Business is or has been infringing, misappropriating or otherwise violating any Intellectual Property or Intellectual Property Rights of any other Person;
(iii)no written (or, to the Knowledge of the Company, non-written) claims or allegations that the Company or any of its Subsidiaries (or any of their respective licensees) is or has been infringing, misappropriating or otherwise violating any Intellectual Property or Intellectual Property Rights of any other Person have been received by the Seller, the Company or any of their respective Subsidiaries with respect to the Business since December 16, 2014, nor are any such claims or allegations pending or, to the Knowledge of the Seller, threatened;
(iv)the computers and other information technology infrastructure and assets used by the Company and its Subsidiaries in connection with the Business (the “IT Systems”) (including those IT Systems in the possession of the Company or any of its Subsidiaries as well as those IT Systems which are used by the Company or any of its Subsidiaries on a hosted or other remote basis) operate and perform in all material respects as is necessary to conduct the Business as currently conducted and the IT Systems have not experienced any interruption, alteration, malfunctions or failures since December 16, 2014 that have caused a material disruption to the Business;
(v)the Company and its Subsidiaries have taken commercially reasonable measures to implement and maintain back-up and disaster recovery plans that (A) are sufficient to fully back-up the data of the Company and its Subsidiaries on an a daily basis at a secure, fire-resistant and remote location, and (B) are intended to minimize, in the event of an emergency, power outage, fire or other disruptive event, any disruption to, or interruption in, the conduct of the Business as it is currently conducted;
(vi)(A) no claims or allegations that a Person is infringing, misappropriating or otherwise violating any Owned IP or, to the Knowledge of the Company, any Exclusively Licensed IP, are threatened or pending, nor have any of the foregoing been threatened or pending with respect to Owned IP or, to the Knowledge of the Company, with respect to Exclusively Licensed IP, since December 16, 2014, except for cease-and-desist letters sent by the Company or any of its Subsidiaries or their licensors in the Ordinary Course in connection with claims or allegations that are not material to the Business; and (B) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Owned IP or any Exclusively Licensed IP, or is threatening to do so or has done so since December 16, 2014, except for infringements, misappropriations and other violations that are not material to the Business; and
(vii)to the Knowledge of the Company, neither the IT Systems nor any of the Software owned by or exclusively licensed to the Company or any of its Subsidiaries or incorporated into any of the Products contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code that is or is intended or designed to be harmful, damaging, or destructive.
3.15 Environmental Matters.
(a)The Company and its Subsidiaries are, and since December 16, 2014 have been, in compliance in all material respects with all applicable Environmental Laws and hold and are, and since December 16, 2014 have been, in compliance in all material respects with all applicable Environmental Permits.
(b)There are no pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company or any of its Subsidiaries. Since December 16, 2014, neither the Company nor any of its Subsidiaries have retained or assumed, either contractually or by operation of law, any Liabilities that have or would reasonably be expected to form the basis of any Environmental Claim.
3.16 Plans.
(a)Schedule 3.16(a) sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of ERISA), and all other compensation or benefit plans, programs, arrangements, contracts, or schemes, written or oral, statutory or contractual, with respect to which the Company has or would reasonably be expected to have any obligation or liability or that are maintained, contributed to (or required to be contributed to) or sponsored by the Seller or the Company for the benefit of any current or former employee, independent contractor, officer or director of the Company (other than offer letters for at-will employment that do not contain severance) (collectively, the “Plans”) and identifies (i) each Plan that is sponsored or maintained by the Company at the Company level (including Subsidiaries of the Company) (collectively, the “Company Plans”), (ii) each Plan that is sponsored or maintained by the Seller or any of its Affiliates other than the Company or any of its Subsidiaries (collectively, the “Seller Plans”), and (iii)

each Company Plan that offers health, life, or other welfare benefits on a less-than-fully insured basis. With respect to each Company Plan, the Company has delivered or made available to the Purchaser a true and complete copy of (to the extent applicable) (1) the plan document(s), as amended through the date of this Agreement, or a written summary of any unwritten Company Plan, (2) the most recent summary plan description and any summaries of material modifications thereto, if any, with respect to each Company Plan, (3) the most recent annual report on Form 5500 (to the extent required by Law), (4) any actuarial valuations, (5) material written Contracts relating to each Company Plan, including trust agreements, insurance contracts, and administrative services agreements, and (6) any correspondence with a Governmental Authority regarding such Company Plan. With respect to each Plan that is not a Company Plan, the Company has delivered or made available to the Purchaser a true and complete copy of the most recent summary plan description together with the summaries of material modifications thereto, if any.
(b)None of the Plans is, and the Company does not and is not expected to have any Liability with respect to, (i) a plan that is or has been subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a plan, program, or arrangement maintained in connection with a trust described in Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits, (iv) a “multiple employer plan” within the meaning of 29 C.F.R. § 4001.2 or a plan subject to Section 413(c) of the Code or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) a plan, program, or arrangement that provides for or promises post-termination medical or life insurance benefits to any current or former employee of the Company, or any ERISA Affiliate, except to the extent required by Section 4980B of the Code. Each of the Plans is subject only to the federal or state Laws of the United States or a political subdivision thereof.
(c)Each Company Plan is in compliance in all material respects with, and has for all relevant periods been operated in all material respects in accordance with, its terms and the requirements of all applicable Laws, and the Company has satisfied in all material respects all of its statutory, regulatory, and contractual obligations with respect to each such Company Plan. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Plan (other than routine claims for benefits in the Ordinary Course), and to the Knowledge of the Company, no fact or circumstance exists that could reasonably be expected to give rise to any such action, suit, or claim.
(d)Each Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS that it is so qualified or is established on a pre-approved form of plan document that has received a favorable advisory or opinion letter from the IRS, and to the Knowledge of the Company, nothing has occurred since the date of such determination, advisory, or opinion letter that would reasonably be expected to have a Material Adverse Effect on the qualified status of any Plan. The Company has delivered or made available to the Purchaser a copy of the most recent favorable determination or opinion letter applicable to each tax-qualified Plan from which a tax-qualified plan of the Purchaser will be accepting “eligible rollover distributions” within the meaning of Section 402(f) of the Code.
(e)There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan that reasonably could be expected to result in a liability to the Company or any of its Subsidiaries in excess of $25,000. The Company has not incurred any liability for any excise tax arising under the Code with respect to a Company Plan that could be expected to result in a liability to the Company or any of its Subsidiaries in excess of $25,000 and, to the Knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to such liability. None of the Company, any of its Subsidiaries, any of their respective employees or committees or any Plan committee has breached a fiduciary duty with respect to any Plan that reasonably could be expected to result in a liability to the Company, its Subsidiaries, or any such fiduciaries in excess of $25,000, and, to the Knowledge of the Company, there has been no breach of a fiduciary duty with respect to a Company Plan.
(f)All contributions, premiums, or payments required to be made with respect to each Company Plan have been made on or before their due dates (including any extensions) and within the applicable time required by the Company Plan and applicable Law.
(g)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event): (i) result in any payment becoming due, or increase the amount of any compensation due, to any employee or former employee of, or any other person who provides or has provided services to, the Company or any of its Subsidiaries; (ii) increase any benefits otherwise payable under any Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in the triggering or imposition of any restrictions or limitations on the rights of the Seller or any of its Subsidiaries to amend or terminate any Plan; or (v) entitle the recipient of any payment or benefit to receive a “gross-up” payment for any income or other taxes that might be owed with respect to such payment or benefit.
(h)The transactions contemplated by this Agreement will not constitute a “change in ownership or control” within the meaning of 26 C.F.R. § 1.280G-1, Q&A-2 and Q&A-27 through Q&A-29.
3.17 Interests in Counterparties and Others.
(a)Neither the Seller nor any current or, to the Knowledge of the Company, former officer or director of the Company or any of its Subsidiaries possesses, or has since December 16, 2014 possessed, directly or indirectly, any material ownership or pecuniary interest in any Person that has entered into any material Contract, transaction or business dealing with the Company or any of its Subsidiaries, other than any Contract, transaction or business dealing related to services performed as an officer or director of the Company or any of its Subsidiaries.
(b)Schedule 3.17(b) sets forth a true and complete list of each letter of credit, surety, performance and other bond entered into by or on behalf of the Seller or any of its Affiliates (other than the Company and its Subsidiaries) in connection with or relating to the Company, its Subsidiaries or the Business.
3.18 Other Employment Matters.
(a)The Company has provided to the Purchaser complete information maintained in good faith and in the Ordinary Course, regarding, as of the date of this Agreement, (i) the name of each employee and independent contractor (that is a natural person) of the Company and its Subsidiaries, (ii) each other Person who has an offer of employment outstanding or has accepted an offer of employment made by the Company or any of its Subsidiaries but whose employment has not yet commenced, in each case ((i) and (ii)) as of the date hereof, together with, as applicable, each such Person’s position or function, date of hire, employer or service recipient, Fair Labor Standards Act designation, work location, seniority recognized to the extent preceding hire dates, fringe benefits (other than under a Plan), status as active or non-active, visa status, if applicable, annual base salary or wages, accrued vacation or other leave, severance entitlement, any incentive or bonus arrangement with respect to such Person in effect on such date and the target amounts and amounts expected to be earned under those arrangements for the current fiscal year. To the Knowledge of the Company, no such Person has expressed an intention to cease to be an employee of the Company or any of its Subsidiaries. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is a party to, or is otherwise bound by, any Contract, including any confidentiality or non-

competition agreement, that in any way adversely affects or restricts the performance of such employee’s duties.
(b)Between December 16, 2014 and the last payroll payment date prior to the Closing, the Company and its Subsidiaries have, or will have no later than the Closing Date, paid all accrued salaries, commissions, wages and accrued vacation pay of the employees of the Company and its Subsidiaries due to be paid as of the last payroll payment date prior to the Closing Date in the Ordinary Course. Each of the Company and its Subsidiaries is and at all times since December 16, 2014 has been in material compliance with all Laws governing the employment of labor and the withholding and payment of employment Taxes, including all contractual commitments and all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation. None of the Company or its Subsidiaries are, nor since December 16, 2014 have been, a government contractor.
(c)Neither the Company nor any of its Subsidiaries has, at any time since December 16, 2014, been a party to or had any obligations under a collective bargaining, works council or similar agreement. To the Knowledge of the Company, no unfair labor practice charge or labor arbitration Legal Proceeding is pending against the Company or any of its Subsidiaries. Since December 16, 2014, there have been no and there currently are no labor strike(s), dispute(s), slowdown(s), or work stoppage(s) pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries. No union or other collective bargaining unit or employee organizing entity has been certified or recognized by the Company or any of its Subsidiaries as representing any of their employees.
(d)The employment of each of the current employees of the Company and its Subsidiaries hired after December 16, 2014 is terminable at will by the Company or one of its Subsidiaries. No independent contractor is eligible to participate in any Company Plan. Since December 16, 2014, neither the Company nor any of its Subsidiaries has had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Company or its Subsidiary, as applicable.
3.19 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, any of their Subsidiaries, or any of their respective Affiliates, who might be entitled to any fee or commission paid by or on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.
3.20 Bank Accounts. Schedule 3.20 provides the following information with respect to each account maintained by or for the benefit of the Company or any of its Subsidiaries at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to: (i) sign checks or other documents with respect to such account; (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access; and (iii) input or release payments from such account.
3.21 Significant Business Relationships. Schedule 3.21 sets forth a true and complete list of the Significant Developers by dollar amount of total royalty or other payments made by the Company or any of its Subsidiaries from January 1, 2017 through October 31, 2017, together with the total amount of royalties, fees, commissions or other payments attributable to each of such Significant Developers. Since December 31, 2016, no Significant Developer listed on Schedule 3.21 has terminated, or threatened in writing to terminate, its relationship with the Company or any of its Subsidiaries or demanded a material increase or change in the pricing or other terms of its relationship with the Company or any of its Subsidiaries. Except as set forth on Schedule 3.11, neither of the Company nor any of its Subsidiaries is engaged in any material dispute with any Significant Developer listed on Schedule 3.21 and, to the Knowledge of the Company, no

Significant Developer intends to terminate, limit or reduce its business relations with either the Company or any of its Subsidiaries, or adversely change the pricing or other terms of its business with the Company or any of its Subsidiaries.
3.22 Privacy and Information Security.
(a)The Company’s and its Subsidiaries’ data, privacy, and security practices comply with, and at all times since December 16, 2014 have complied with, in all material respects, the Company’s privacy and security policies and Data Protection Laws. The Company and its Subsidiaries have provided all required notices to and obtained all necessary consents from data subjects required for the execution of this Agreement.
(b)The Company and its Subsidiaries have implemented and maintained reasonable and appropriate organizational, physical, administrative and technical measures to protect the operation, confidentiality, integrity, and security of all Company confidential information and Company information systems (including, for clarity, all information and transactions stored or contained therein or transmitted thereby) against unauthorized access, acquisition, interruption, alteration, modification, or use. Without limiting the generality of the foregoing, the Company and its Subsidiaries have implemented a comprehensive information security program that (i) identifies internal and external risks to the security of the Company’s confidential information and the Company’s information systems (including, for clarity, all information and transactions stored or contained therein or transmitted thereby); and (ii) implements, monitors and improves adequate and effective safeguards to control those risks. Neither the Company nor its Subsidiaries (nor, to the Knowledge of the Company, any Data Processor acting on either the Company’s or a Subsidiary’s behalf) has, since December 16, 2014, experienced any unauthorized access, acquisition, or use of Company Personal Data or Company confidential information. Since December 16, 2014, the Company has not notified, or been required to notify, any Person of any information security breach or incident involving Personal Data.
(c)The Company and its Subsidiaries have contractually obligated all Data Processors (except those that have not processed Company confidential information since December 16, 2014) to (i) comply with applicable Data Protection Laws and (ii) implement an appropriate information security program that includes reasonable administrative, technical, and physical safeguards, with respect to clauses (i) and (ii), regarding the protection of Company Personal Data and other confidential information.
For purposes of this Agreement, (w) “Processing” (including its cognate, “Process”) means any operation or set of operations that is performed upon data, whether or not by automatic means, including collection, recording, organization, storage, access, adaptation, alteration, retrieval, consultation, use, disclosure, dissemination, making available, alignment, combination, blocking, deleting, erasure, and destruction; (x) “Personal Data” means any information that relates to an identifiable natural person or that is otherwise considered personally identifiable information or personal data under applicable Law; (y) “Data Processors” means any third-party service providers, Software developers, outsourcers, or others which the Company or its Subsidiaries engage and to which they allow access to the Company’s or any of its Subsidiaries’ Personal Data or the Company’s or any of its Subsidiaries’ information systems (including all information and transactions stored or contained therein or transmitted thereby); and (z) “Data Protection Laws” means, as applicable, (i) each Law regarding the Processing of Personal Data, including those Laws relating to rules relating to direct marketing, online behavioral adverting, e-mails, text messages or telemarketing and data localization; (ii) contractual obligations to comply with the Payment Card Industry Data Security Standards and/or terms imposed by mobile operating systems (e.g., developer license terms, app store terms); and (iii) industry self-regulatory principles applicable to online behavioral advertising (e.g., Digital Advertising Alliance Self-Regulatory Principles for Online Behavioral Advertising and Self-Regulatory Principles for Multi-Site Data) that are imposed on the Company by Law or Contract.

3.23 Acquired Games. Neither the Seller nor any of its Subsidiaries (other than the Company and its Subsidiaries) has any rights to any of the games and applications developed, marketed, licensed, sold or distributed by or on behalf of the Company and its Subsidiaries.
3.24 No Breach Claim. No breach of representation or warranty claims have been made by the Seller, the Company or any of their respective Affiliates under the Agreement and Plan of Merger, dated as of November 12, 2014, by and among the Seller, Ocean Acquisition Corp., the Company and Paul J. Thelen, as the Securityholders’ Agent.
3.25 Exclusivity of Representations and Warranties. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE PURCHASER OR ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS, CONFIDENTIAL INFORMATION MEMORANDA, MANAGEMENT PRESENTATIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III, ARTICLE IV OR ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE COMPANY OR THE SELLER PURSUANT TO THIS AGREEMENT, THE SELLER AND THE COMPANY EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE EQUITY SECURITIES OR BUSINESSES OR ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, OR THE ACCURACY OR COMPLETENESS OF ANY SUCH DOCUMENTATION OR OTHER INFORMATION SO PROVIDED, OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III, ARTICLE IV OR IN ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE COMPANY OR THE SELLER PURSUANT TO THIS AGREEMENT, SUCH ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND THE PURCHASER IS RELYING ONLY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS THE REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE COMPANY SET FORTH IN THIS ARTICLE III, ARTICLE IV AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE SELLER OR THE COMPANY PURSUANT HERETO.
Notwithstanding anything to the contrary contained in this Agreement or in any section of the Disclosure Schedules hereto, any information disclosed in one section of the Disclosure Schedules shall be deemed to be disclosed in other sections of the Disclosure Schedules to the extent that it is readily apparent from the face of such disclosure that such disclosure is applicable to such other sections. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company or the Seller in this Agreement or is material, nor shall such information be deemed to establish a standard of materiality.
IV. REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as disclosed in the correspondingly identified subsection of the Disclosure Schedules, the Seller hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, as follows:

4.1 Organization. The Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of Kentucky.
4.2 Authorization; Enforceability. The Seller has the requisite corporate power and authority to execute, deliver, and perform its obligations under, and consummate the transactions to be consummated by it under, this Agreement. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions to be consummated by it hereunder have been duly authorized; this Agreement has been duly and validly executed and delivered by the Seller; and this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms subject to the Enforceability Exceptions. No vote of the Seller’s shareholders is required to approve the execution of this Agreement or the transactions contemplated hereby.
4.3 Non-Contravention; Consents.
(a)The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate the Organizational Documents of the Seller, (ii) materially conflict with or violate in any material respect any applicable Law or Order, or (iii) materially violate, materially conflict with or result in a material breach of, constitute or result in a material default under, or give rise to any right (x) of modification, termination, cancellation or acceleration or (y) to exercise any remedy, under any of the terms, conditions or provisions of any material Contract to which the Seller is a party.
(b)The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby, do not and will not require any Governmental Approval, except (i) applicable requirements, if any, under federal or state securities or “blue sky” Laws, (ii) such filings as may be required under the HSR Act, (iii) such antitrust, competition or similar Governmental Approvals from non-United States Governmental Authorities, if any and (iv) where the failure to make or obtain such filing or notification with, or any clearance, authorization, approval, waiver, or consent would not reasonably be expected to be (x) be material to the Business or (y) materially adverse to the ability of the Seller to timely perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement prior to the Outside Date.
4.4 Litigation. There is no Legal Proceeding pending or, to the Knowledge of the Seller, threatened by, against or affecting the Seller, and the Seller is not subject to or bound by any Order, in either case that would challenge, prevent, delay or make illegal the transactions contemplated by this Agreement or the Seller’s ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement.
4.5 Finders’ Fees. Except for Raine Securities LLC, there is no investment banker, broker, finder, or other intermediary that has been retained by or is authorized to act on behalf of the Seller or any Affiliate, who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. All amounts required to be paid to Raine Securities LLC shall be paid by the Seller.
4.6 Title to Shares. The Seller has good and valid title to all Shares, free and clear of any Liens (other than restrictions on transfer under applicable securities Laws), and is the record owner of all of the Shares. Other than this Agreement, the Shares are not subject to any voting trust agreement or other Contract restricting or otherwise addressing the voting, dividend rights or disposition of the Shares. Upon consummation of the transactions contemplated by this Agreement, the Purchaser will acquire from the Seller good and valid title to the Shares, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws).

4.7 Office Lease. The Office Lease is a legal, valid and binding Contract of the Seller and is in full force and effect. Neither the Seller, nor, to the Knowledge of the Seller any other party thereto, is in default or breach in any material respect under the terms of the Office Lease. The Office Lease is enforceable against the Seller, and, to the Knowledge of the Seller, each other party thereto, in accordance with its terms, subject to the Enforceability Exceptions. The Seller has made available to the Purchaser or its Representatives a true and complete copy of the Office Lease.
4.8 Disclosure. As of the date hereof, to the Knowledge of the Seller, the Seller (a) considers that all information in the Disclosure Schedules and in the Company’s electronic data room for the transactions contemplated hereby as in existence as of 4:00 a.m., New York time on November 29, 2017 (the “Data Room”) was produced in good faith by the Company for the purpose of assisting the Purchaser in its due diligence investigation and fairly disclosed all information which the Company believes in good faith would be material to the Purchaser in evaluating the Business, and (b) has not deliberately and intentionally withheld information that would render such information described in clause (a), when taken as a whole, materially untrue, inaccurate or misleading in the aggregate. Notwithstanding the foregoing, this representation shall not apply to any financial projections or other forward-looking information, whether included in the Data Room or otherwise provided to the Purchaser orally or in writing. For purposes of the foregoing, the term “fairly disclosed,” means, in respect of any fact, matter or circumstance, information that is disclosed in a manner such that a prudent person reviewing the relevant materials with the assistance of qualified professional advisors should have become aware of the existence of a risk to which a related loss is attributable and of its order of magnitude taking into consideration the fact that: (i) the Purchaser is a sophisticated buyer with resources and experience to fully comprehend the Business and the industry and the markets in which the Business operates, and to understand the risks and uncertainties inherent therein, (ii) the documents contained in the Data Room were accessible by the Purchaser continuously between September 11, 2017 and 4:00 a.m., New York time on November 29, 2017 and (iii) the Purchaser and its advisors have had opportunity to discuss and seek clarification from the Seller about any matter, fact or circumstance in relation to the Business, including through discussions with employees of the Seller and the Company.
4.9 Exclusivity of Representations. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE PURCHASER OR ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV, ARTICLE III OR ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE SELLER OR THE COMPANY PURSUANT TO THIS AGREEMENT, THE SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, OR THE ACCURACY OR COMPLETENESS OF ANY SUCH DOCUMENTATION OR OTHER INFORMATION SO PROVIDED, OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV, ARTICLE III OR IN ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE SELLER PURSUANT TO THIS AGREEMENT, THE PURCHASER IS RELYING ONLY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS THE REPRESENTATIONS AND WARRANTIES OF THE SELLER SET FORTH IN THIS ARTICLE IV, ARTICLE III AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE SELLER OR THE COMPANY PURSUANT HERETO.
V. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as disclosed in the correspondingly identified subsection of the Disclosure Schedules, the Purchaser represents and warrants to the Seller and the Company, as of the date hereof and as of the Closing Date, as follows:

5.1 Organization. The Purchaser is duly formed, validly existing and in good standing as a corporation under the Laws of Nevada, the jurisdiction of its incorporation or formation. The Purchaser has the requisite corporate power and authority, and any material Permits, consents and approvals required to acquire, purchase and own the Shares and operate its business as currently conducted. The Purchaser has made available to the Seller true and complete copies of its Organizational Documents. The Purchaser is not in violation of any provision of its Organizational Documents.
5.2 Authorization; Enforceability. The Purchaser has the requisite corporate power and authority to execute, deliver, and perform its obligations under, and consummate the transactions to be consummated by it under, this Agreement. The execution, delivery and performance of the Purchaser of this Agreement and the consummation of the transactions to be consummated by it hereunder have been duly authorized; this Agreement has been duly and validly executed and delivered by the Purchaser; and this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the Enforceability Exceptions.
5.3 Non-Contravention; Consents.
(a)The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the Organizational Documents of the Purchaser, (ii) materially conflict with or violate in any material respect any applicable Law or Order or (iii) materially conflict with or violate in any material respect the Existing Credit Agreement.
(b)The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and will not require any Governmental Approval, except (i) applicable requirements, if any, under federal or state securities or “blue sky” Laws, (ii) such filings as may be required under the HSR Act, (iii) such antitrust, competition or similar Governmental Approvals from non-United States Governmental Authorities, if any and (iv) where the failure to make or obtain such filing or notification with, or any clearance, authorization, approval, waiver, or consent would not reasonably be expected to be (x) material to the Purchaser or (y) materially adverse to the ability of the Purchaser to timely perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement prior to the Outside Date (a “Purchaser Material Adverse Effect”).
5.4 Litigation. There is no Legal Proceeding pending or, to the Knowledge of the Purchaser, threatened by, against or affecting the Purchaser, and the Purchaser is not subject to or bound by any Order, in either case that would challenge, prevent, delay or make illegal (a) the transactions contemplated by this Agreement or (b) the Purchaser’s ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement to which the Purchaser is or will be a party.
5.5 Regulatory Matters. To the Knowledge of the Purchaser, as of the date hereof, there are no facts with respect to the Purchaser or any of its Affiliates, that, if known to a Governmental Authority regulating Gaming Approvals or Competition Filings, would reasonably be expected to prevent or materially delay (beyond customary response periods) the granting of any Gaming Approvals or any clearances or approvals under the HSR Act or any antitrust or competition law of any non-U.S. jurisdiction required to be obtained by the Purchaser in order for the Purchaser to consummate the transactions under this Agreement and to execute, deliver and perform its obligations under this Agreement.
5.6 Finders’ Fees. There is no investment banker, broker, finder, or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any Affiliate thereof, who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement for which the Seller or any of its Affiliates would be responsible. All amounts required to be paid to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any Affiliate thereof in connection with the transactions contemplated by this Agreement shall be paid by the Purchaser.
5.7 Investment Intent. The Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act. The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such state securities Laws. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period of time (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
5.8 Financing.
(a)The Purchaser has delivered to the Seller true and complete copies of (i) the executed commitment letter, dated as of the date hereof, among, inter alios, the Purchaser, UBS Securities LLC, UBS AG, Stamford Branch, Citigroup Global Markets Inc. and Goldman Sachs Lending Partners LLC (the “Debt Commitment Letter”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend to the Purchaser and its Affiliated companies named as borrowers therein (the “Affiliated Borrowers”) the amounts set forth therein (the “Debt Financing”) and (iii) any fee letter in connection with the Debt Commitment Letter or the Debt Financing (any such fee letter, a “Fee Letter”), with the fee amounts, pricing caps and the economic terms of the “flex” provisions contained therein redacted and other customary redactions that do not materially adversely affect the conditionality of the Debt Financing. The amounts expected to be provided pursuant to the Debt Commitment Letter (assuming the satisfaction of the conditions set forth in Section 8.1(a)) and cash on hand, will be sufficient for the Purchaser, when required, to (A) pay the amounts described in Section 2.4 in cash, including the Estimated Purchase Price, (B) pay any and all fees and expenses required to be paid by the Purchaser at Closing in connection with the transactions contemplated by this Agreement and the Debt Financing and (C) satisfy all other payments required to be made by the Purchaser hereunder at Closing (collectively, the “Financing Uses”).
(b)As of the date of this Agreement, there are no side letters or other Contracts or arrangements to which the Purchaser or any of its Affiliates is a party related to the Debt Financing other than as expressly set forth in the Debt Commitment Letter and the Fee Letter. As of the date of this Agreement, neither the Debt Commitment Letter nor the Fee Letter has been amended or modified, no such amendment or modification is currently contemplated except as set forth in the Debt Commitment Letter or the Fee Letter, and the commitments set forth in the Debt Commitment Letter have not been withdrawn or rescinded in any respect.
(c)As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is the valid, binding and enforceable obligation of the Purchaser and the Affiliated Borrowers and, to the Knowledge of the Purchaser, the other parties thereto, in each case subject to the Enforceability Exceptions. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in, or contemplated by, the Debt Commitment Letter and the Fee Letter (the “Disclosed Conditions”). Other than the Disclosed Conditions, there are no conditions precedent or contingencies to the funding of the Debt Financing that would permit any party to the Debt Commitment Letter or the Fee Letter (other than the Purchaser and its Affiliates) to reduce the aggregate amount available under the Debt Commitment Letter at Closing. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 8.1(a) hereof, (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Debt Commitment Letter or any related Fee Letter and (ii) the Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated in the Debt Commitment Letter will not be satisfied or that the Debt Financing will not be made available to the Purchaser or its Affiliates on or prior to the Closing Date. The Purchaser has fully paid, or caused to be fully paid, any and all commitment fees or other fees which are due and payable on or prior to the date of this Agreement pursuant to the terms of the Debt Commitment Letter and any related Fee Letter.
5.9 Purchaser’s Investigation and Reliance. The Purchaser is a sophisticated purchaser and has made its own investigation, review and analysis regarding the Company and its Subsidiaries, the Seller and the transactions contemplated hereby, together with the Representatives that they have engaged for such purpose. The Purchaser and its Representatives have been provided reasonable access to the Representatives, properties, offices and other facilities, books and records of the Company and its Subsidiaries and other necessary information that they have requested in connection with their investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and the Purchaser acknowledges receipt of the Required Financial Information. The Purchaser is not relying, and has not relied, upon any representation or warranty, oral or written, express or implied, made by the Seller, the Company or its Affiliates or Representatives, except as expressly set forth in Article III, Article IV, the Disclosure Schedules or any certificate or other instrument delivered by the Company or the Seller pursuant to this Agreement. Neither the Seller nor the Company nor any of their Affiliates or Representatives shall have any liability to the Purchaser or any of its Affiliates or Representatives resulting from the use of any information, documents, or materials made available to the Purchaser, whether orally or in writing, in any confidential information memoranda, “data rooms”, “virtual data rooms”, management presentations, due diligence discussions or presentations or in any other form in expectation of the transactions contemplated by this Agreement. Except as otherwise covered in any representation or warranty in Article III or Article IV, neither the Seller nor the Company (nor any of their Affiliates or Representatives) is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and its Subsidiaries, including as contained in any information memorandum. The Purchaser acknowledges and agrees that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections or forecasts). Nothing in this Section 5.9 is intended to modify or limit any of the representations or warranties of the Company set forth in Article III, of the Seller in Article IV or of the Company or the Seller in any certificate or instrument delivered by the Company or the Seller pursuant to this Agreement.
5.10 Solvency. Assuming satisfaction of the conditions precedent specified in Article VIII and the accuracy of the Company’s and the Seller’s respective representations and warranties herein, and after giving effect to the transactions contemplated hereby, including the Debt Financing, payment of all amounts required to be paid on the Closing Date in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, the Purchaser and its Subsidiaries (including the Company), taken as a whole, will be Solvent at and immediately after the Closing. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination, (a) the amount of the present fair saleable value of the assets of the Purchaser and its Subsidiaries (including the Company), taken as a whole, will, as of such date, exceed the sum of their recorded liabilities determined in accordance with GAAP (including contingent liabilities that would be recorded in accordance with GAAP), (b) the Purchaser and its Subsidiaries (including the Company), taken as a whole, will not have, as of such date, an unreasonably small amount of capital with which to engage in their respective businesses, and (c) the Purchaser and its Subsidiaries (including the Company) will be able to pay their recorded liabilities determined in accordance with GAAP (including contingent liabilities that would be recorded in accordance with GAAP) as they mature. For purposes of this definition, “not have, as of such date, an unreasonably small amount of capital with which to engage in their respective businesses” means that the Purchaser and its Subsidiaries (including the Company), taken as a whole, have enough cash to meet their respective obligations as they become due.
VI. CERTAIN COVENANTS
6.1 Further Assurances. From time to time, as and when requested by any Party to this Agreement, the other Parties will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions, as the requesting Party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, in any such case, at the requesting Party’s sole cost and expense.
6.2 Directors’ and Officers’ Insurance.
(a)For a period of six (6) years from and after the Closing, the Purchaser agrees to cause the Company to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company’s Organizational Documents, any applicable employment agreements or indemnification agreements or under applicable Laws for acts or omissions which occurred at or prior to the Closing. The provisions with respect to indemnification and exculpation contained in the Company’s Organizational Documents shall not be amended, repealed or otherwise modified for a period of six (6) years in any manner that would materially adversely affect the rights of the past and present officers and directors of the Company when compared to such provisions in the Company’s Organizational Documents in effect as of the date hereof.
(b)From and after the Closing, the Purchaser shall cause the Company and its Subsidiaries to maintain directors’ and officers’ liability insurance coverage for the Company’s and its Subsidiaries’ directors and officers, which shall provide such directors and officers with coverage for six (6) years following the Closing of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided, however, that in satisfying its obligation under this Section 6.2(b), the Purchaser shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount per annum that the Company (or the Seller or any of its Affiliates on behalf of the Company) paid in its most recent renewal period (for the time period from August 1, 2017 to August 1, 2018) as set forth in Schedule 6.2(b) (the “Current Premium”) and if such premiums for such insurance would at any time exceed three hundred percent (300%) of the Current Premium, then the Purchaser shall cause to be maintained policies of insurance that, in the Purchaser’s good faith judgment, provide the maximum coverage available at an annual premium not in excess of three hundred percent (300%) of the Current Premium. The Purchaser shall pay any applicable premiums for such insurance.
(c)If the Purchaser, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Purchaser or the Company, as the case may be, shall assume the obligations set forth in this Section 6.2.
(d)The provisions of this Section 6.2 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives. The rights of all past and present officers and directors of the Company under this Section 6.2 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract, applicable Laws or otherwise.
6.3 Conduct of Business of the Company. During the period from the date of this Agreement through the Closing, the Company shall and shall cause its Subsidiaries to, and the Seller shall, and shall cause the Company and each such Subsidiary to, (1) conduct the Company’s operations and the Business only in the Ordinary Course, in substantially the same manner as heretofore conducted, including its practices relating to the offering of sales promotions with respect to any of the Company’s games, (2) use reasonable efforts to keep in full force and effect all Policies on their respective coverages and terms as in effect on the date of this Agreement, other than such policies that expire by their terms (in which event the Seller, the Company or their respective Subsidiaries, as applicable, shall use reasonable efforts to renew or replace such Policies with policies that have coverages and terms materially consistent with those of the related Policy as of the date of this Agreement), (3) use reasonable efforts to preserve intact the Company’s current business organization, and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, merchants and other Persons having material business relationships with the Company or any of its Subsidiaries (other than terminations of employees following reasonable consultation with the Purchaser) and (4) spend on user acquisition costs an amount per month (without pro-ration for partial months) per category of game (social casino or casual or mid-core free-to-play) within the percentage range set forth on Schedule 6.3(A) for such category, other than in circumstances where the Seller believes this amount would not optimize the financial performance of the Business, in which case the Seller shall seek the Purchaser’s consent to spend a lower amount for such month. Without limiting the generality of the foregoing, during the Pre-Closing Period, with respect to the Company, its Subsidiaries or the Business, none of the Seller, the Company or any of their respective Subsidiaries shall:
(a)sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security; or declare, accrue, set aside or pay any non-cash dividend or make any other non-cash distribution in respect of any shares of capital stock or other securities (other than the Restructuring Transactions), or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than repurchases, redemptions or other reacquisitions for cash consideration);
(b)amend or permit the adoption of any amendment to the Company’s or any of its Subsidiaries’ Organizational Documents; effect or permit the Company or any of its Subsidiaries to become a party to any Acquisition Transaction (other than the transactions contemplated by this Agreement), reclassification of shares, stock split, reverse stock split or similar transaction; or, except with respect to Big Fish Games Ireland, Limited, take or authorize any action to wind up the affairs of the Company or any of its Subsidiaries or liquidate or dissolve;
(c)form any Subsidiary or acquire any equity interest or other interest in any other Person;
(d)make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company and its Subsidiaries during the Pre-Closing Period, do not exceed $200,000;
(e)(i) enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement; or (ii) amend, extend (other than amendments or extensions in the Ordinary Course) or prematurely terminate, or waive any material right or remedy under, any Material Contract or any Contract that would constitute a Material Contract if in effect on the date of this Agreement;

(f)(i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $150,000; or (ii) sell or otherwise dispose of, or lease or, subject to Section 6.3(m), license (or grant any other right with respect to), any right or other asset to any other Person, except in the case of each of clauses (i) and (ii), in the Ordinary Course;
(g)(i) lend money to any Person (except that each of the Company and its Subsidiaries may make routine travel and business expense advances to their respective current employees in the Ordinary Course), which excludes any accounts receivable of the Company or any of its Subsidiaries; or (ii) incur or guarantee any Indebtedness;
(h)except to the extent required by Law or the terms of any Company Plan or as set forth on Schedule 6.3(h): (i) enter into any collective bargaining agreement; (ii) establish, adopt, amend or terminate any collective bargaining agreement or benefit plan, program, or arrangement that would be a Company Plan if it were in existence on the date of this Agreement; (iii) pay any bonus or profit-sharing payment, cash incentive payment or similar payment not required under a Company Plan; (iv) increase in any manner the amount of the wages, salary, commissions, fringe benefits or other employee benefits or compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or employees, other than year-end increases set forth on Schedule 6.3(h); (v) promote or change the title of any of its employees (retroactively or otherwise); (vi) take any action to fund any compensation obligation (whether by grantor trust or otherwise); (vii) hire or make an offer to hire any new employee or independent contractor (that is a natural person) on a full-time, part-time, consulting or other basis with annual compensation in excess of $100,000; (viii) grant or pay any change-of-control, severance, retention or termination compensation or similar benefits to, or increase in any manner the change-of-control, severance or termination compensation or similar benefits of, any employee or Contractor of the Company or any of its Subsidiaries; (ix) grant any awards under any Company Plan; (x) except as provided in Section 6.7(j), take any action to accelerate the vesting or payment of any compensation or benefit; (xi) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan or materially change the manner in which contributions to any Company Plan are made or the basis on which such contributions are determined; (xii) induce, or attempt to induce, any employee or Contractor of the Company or any of its Subsidiaries to terminate his or her employment or engagement; (xiii) amend any Plan that is not a Company Plan in a manner that disproportionately affects employees of the Company or any of its Subsidiaries; (xiv) terminate the employment of any key employees; or (xv) commit to take any action described in (i) through (xiv) of this Section 6.3(h);
(i)change any of its methods of accounting or accounting practices in any material respect (other than as required by GAAP);
(j)prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods beginning before the Closing Date), settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar written agreement relating to Taxes, otherwise settle any dispute relating to Taxes, or request in writing any ruling or similar guidance with respect to Taxes, in each case to the extent doing so would have an adverse effect on the Tax liability of the Company or any of its Subsidiaries after the Closing Date;
(k)commence any Legal Proceeding, other than for routine collection of receivables, or, subject to Section 6.14, settle any Legal Proceeding (i) outside the Ordinary Course, (ii) that would result in any Liability in excess of (A) the amount reserved therefor or reflected on the Financial Statement, (B) the amount of coverage provided by any applicable insurance policy or (C) in excess of $200,000 in the aggregate with all other Legal Proceedings settled, compromised or resolved by the Company or any of its Subsidiaries after the date hereof or (iii) that would restrict the Company or any of its Subsidiaries’ ability to operate the Business in any respect or include an admission of wrongdoing on the part of the Company or any of its Subsidiaries;
(l)make any pledge of any of its assets or otherwise permit any of its assets to become subject to any Lien, except for (i) pledges of immaterial assets made in the Ordinary Course and (ii) Permitted Liens;
(m)(i) take any action that would reasonably be expected to result in the loss, modification or alteration of any rights of the Company or any of its Subsidiaries in or to any Intellectual Property or Intellectual Property Rights or (ii) grant any exclusive license to any rights of the Company or any of its Subsidiaries in any Intellectual Property or Intellectual Property Rights;
(n)take any action that, by the terms of any Material Contract, would reasonably be expected to result in a reduction of royalties, revenue sharing, or other payments to which the Company or its Subsidiary otherwise would be entitled;
(o)close or cease or materially curtail the operations of any of the Company’s or its Subsidiaries’ game development or commercialization studios;
(p)take any action, other than in the Ordinary Course or in connection with the Restructuring Transactions, that would have materially reduced the Purchase Price if deferred revenue, deferred platform fees or deferred developer fees were included in Closing Working Capital and Working Capital Target; and
(q)agree or commit to take any of the actions described in clauses “(a)” through “(p)” above.
Notwithstanding the foregoing, the Company and each of its Subsidiaries may take any action described in clauses “(a)” through “(q)” above to the extent (i) the Purchaser gives its prior written consent to the taking of such action by the Company or its applicable Subsidiary (which consent shall not be unreasonably withheld, conditioned or delayed); (ii) such action is expressly required to be taken by this Agreement (including actions taken to effect the Restructuring Transactions); or (iii) set forth on Schedule 6.3(B).
6.4 Exclusive Dealing.
(a)During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Seller shall not, nor shall the Seller permit any of its Affiliates (including the Company) or its or any of its Affiliates’ Representatives to, take any action to, directly or indirectly, (i) encourage, initiate, solicit, engage or knowingly facilitate in discussions or negotiations, with, or provide any information to, any Person or group, other than the Purchaser (and its Affiliates and Representatives), concerning any Acquisition Transaction or any inquiry, proposal or offer (written or oral) with respect to or that would reasonably be expected to result in an Acquisition Transaction; (ii) approve, endorse or recommend any Acquisition Transaction; (iii) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Transaction; (iv) furnish or cause to be furnished to any third party any information concerning the Company or the acquisition of the transactions contemplated by this Agreement, including, if applicable, to any third party with whom the Company or any of its Subsidiaries

(or their respective Representatives) has conducted discussions or negotiations prior to the date of this Agreement with respect to, or in furtherance of, an Acquisition Transaction; or (v) resolve to propose or agree to do any of the foregoing. The Seller shall promptly provide the Purchaser with a reasonable description of any expression of interest, inquiry, proposal or offer relating to an Acquisition Transaction that is received by the Seller, any of its Affiliates or any of their respective Representatives from any Person prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, if, at any time following the date of this Agreement until the earlier of the Closing and the termination of the Agreement in accordance with its terms, the Seller, the Company, any of their respective Subsidiaries or any of their respective Representatives receives an inquiry, proposal or offer from any Person or group relating to any transaction other than an Acquisition Transaction, including a sale, purchase, merger, consolidation, combination or other transaction involving the Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) (a “Separate Proposal”), then the Seller, the Company, any of their respective Subsidiaries, their respective boards of directors or their respective Representatives, as applicable, may (i) furnish any information and other access to any Person making such Separate Proposal and any of its Representatives, (ii) engage in discussions or negotiations with any Person making such Separate Proposal and any of its Representatives or (iii) enter into any transaction relating to such Separate Proposal; provided, that prior to engaging in any discussions or negotiations with, or furnishing any information to, any such Person or its Representatives, the Seller shall have received an agreement in writing from such Person making the Separate Proposal that the Seller continues to be bound by the terms of this Agreement, including this Section 6.4; provided, further, that if (1) any information related to the Company, its Subsidiaries, their respective assets, operations or businesses (including the Business) or the Product is furnished to such Person making the Separate Proposal or any of its Representatives, such Person and its Representatives shall be subject to a confidentiality agreement with respect to such information containing confidentiality obligations customary for such transaction and (2) the Separate Proposal relates only to any of the Seller’s Affiliates (or any portion thereof) and not to an acquisition of the Seller, no information related to the Company, its Subsidiaries, their respective assets, operations or businesses (including the Business) or the Product shall be provided to the Person making the Separate Proposal or its Representatives.
(b)The Seller shall, and shall cause its Affiliates (including the Company), and its and their respective Representatives to, immediately cease and terminate any existing discussions or negotiations with any Person other than the Purchaser and its Affiliates and Representatives, and any other activities of a type that would be prohibited by Section 6.4(a), theretofore conducted by the Seller, its Affiliates or their respective Representatives with respect to an Acquisition Transaction or that would reasonably be expected to lead to an Acquisition Transaction. Promptly, and in any event within two (2) Business Days, following the date hereof, the Seller shall revoke or cause to be revoked access to any electronic data room for the transactions contemplated hereby to all third parties (other than the Purchaser, its Affiliates and their respective Representatives) and use reasonable best efforts to cause all non-public information previously provided by or on behalf of it or any of its Affiliates to any such third party to be returned or destroyed in accordance with the applicable confidentiality agreement. For purposes of this Agreement, “Acquisition Transaction” means proposal or offer from any Person or group (other than the Purchaser or any of its Affiliates) relating to (i) any purchase, issuance or sale or other disposition of any equity securities of the Company or any of its Subsidiaries, (ii) any purchase, license, lease, sale or other disposition of any material assets (or more than ten percent (10%) of the total assets) of the Company or any of its Subsidiaries (whether in a single transaction or series of related transactions) or (iii) any merger, consolidation, recapitalization, joint venture, partnership, tender offer or other business combination involving the Company or any of its Subsidiaries or otherwise involving any material assets (or more than ten percent (10%) of the assets) of the Company or any of its Subsidiaries.

(c)The Seller shall ensure that each of its Affiliates, and its and their respective Representatives, are aware of the provisions of this Section 6.4, and the Seller hereby agrees that it shall be responsible for any breach of this Section 6.4 arising out of the activities of such Affiliates or Representatives.
6.5 Regulatory Filings.
(a)Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Section 10.1, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, to give or cause to be given all notices under applicable Laws, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits or orders under applicable Laws or from other Persons, and to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective as promptly as possible the transactions contemplated by this Agreement. In addition, subject to the terms and conditions herein, no Party (nor any of their respective Affiliates) shall take any action after the date hereof without the consent of the other Parties that could reasonably be expected to delay the obtaining of, or result in not obtaining, any authorization, consent, waiver, approval, permit or order from any Governmental Authority or other Person required to be obtained prior to the Closing.
(b)Without limiting the generality of the foregoing, each of the Parties shall cause to be filed with the appropriate Governmental Authority no later than ten (10) Business Days following the date hereof, the appropriate notification and report forms and accompanying materials due from each Party under the HSR Act with respect to the transactions contemplated hereby (the “Competition Filings”). The Parties shall request early termination of the HSR waiting period. Subject to applicable Law and reasonable confidentiality considerations, the Parties shall collaborate with each other in the preparation and submission of their respective Competition Filings. The Purchaser shall pay all administrative filing fees associated with the Competition Filings.
(c)The Parties shall respond as promptly as practicable to any inquiries or requests received from a Governmental Authority for additional information or documentary material relating to the Competition Filings. Each Party shall, subject to the applicable Laws relating to the sharing of information, (i) promptly inform each other Party of any communication to or from any Governmental Authority regarding the Competition Filings or the transactions contemplated hereby, (ii) give each other Party prompt notice of the commencement of any investigation or Legal Proceeding by or before any Governmental Authority with respect to the Competition Filings or any of the transactions contemplated hereby, and (iii) keep each other Party informed as to the status of any such investigation or Legal Proceeding. Each Party shall provide to the other Parties in advance, with a reasonable opportunity for review and comment, drafts of communications to be submitted to a Governmental Authority in connection with the Competition Filings or relating to the transactions contemplated hereby, and shall consider in good faith each other’s comments on those drafts; provided, that each Party may, as they deem advisable and necessary, (i) reasonably designate any competitively sensitive material contained in any Competition Filing that is provided to the other as “outside counsel only” with any such competitively sensitive material given only to the outside legal counsel of the recipient and not disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the providing party, or (ii) redact from any Competition Filing any information that is not customarily exchanged between parties to such Competition Filing. Each Party shall give the other Parties advance notice of any meeting or conference with a Governmental Authority relating to the Competition Filings or the transactions contemplated hereby and, except as may be prohibited by a Governmental Authority, shall permit Representatives of the other Parties to be present at those meetings or conferences.

(d)Each Party shall use reasonable best efforts to take, or cause to be taken, all actions necessary to effectuate as promptly as practicable the Closing and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall use reasonable best efforts (i) to have the waiting period under the HSR Act expire or be terminated; and (ii) to prevent, avoid or lift, by litigation or otherwise, any restraint, prohibition, injunction, delay, limitation, or other legal bar to the Closing and the other transactions contemplated by this Agreement.
6.6 Restrictive Covenants.
(a)The Seller agrees that, for the period commencing on the Closing Date and expiring on the third (3rd) anniversary of the Closing Date, neither it nor any of its Subsidiaries will (i) solicit for employment or any similar arrangement any Continuing Employee or (ii) hire or assist any other Person in hiring any Continuing Employee; provided, however, that this Section 6.6(a) shall not (x) apply to Continuing Employees whose employment with the Purchaser or any of its Affiliates (including the Company) is terminated by the Purchaser or its applicable Affiliate without cause or is terminated by the employee for good reason or (y) prohibit general solicitations by the Seller for employment through advertisements or other means or engaging search firms for such purposes that are not specifically targeted or directed at Continuing Employees, so long as (A) with respect to Continuing Employees in the categories set forth in Schedule 6.6, during the three (3) year period after the Closing Date and (B) with respect to all other Continuing Employees, during the one (1) year period after the Closing Date, the Seller and its Affiliates shall not hire or retain such Continuing Employees who respond to such general advertisement or solicitations for employment or from such search firm.
(b)The Seller agrees that, for the period commencing on the Closing Date and expiring on the fourth (4th) anniversary of the Closing Date, neither it nor any of its Subsidiaries will engage, directly or indirectly, in any Restricted Activity. For the purposes of this Agreement, a Person shall be deemed to engage in a “Restricted Activity” if such Person owns, operates, manages, controls, engages in, participates in, invests in, permits such Person’s name to be used by, or acts as a consultant, advisor or licensor to a business that engages in the Ongoing Business. For the avoidance of doubt, none of (1) Real Money Gaming, (2) any activity of the Seller and its Subsidiaries for which the customer cannot pay, barter or otherwise transfer cash or cash equivalents with respect to such activity, (3) any activity of the Seller and its Subsidiaries related to live or replayed historical horse races or virtual horse races through any medium, or (4) the Seller’s and its Subsidiaries’ continued participation in its business operations existing as of the date of this Agreement (other than the Business) shall constitute, nor be deemed to constitute, a Restricted Activity. For purposes of this Agreement, “Real Money Gaming” means any wagering activity in any form (including poker, slot machine or casino table games, lottery, sports betting, sports wagering, bingo, fantasy sports (season-long and daily), pari-mutuel wagering in any form, skill-based games or any other wagering activity or through any medium (including land-based, mobile-based or internet) that provides to a player engaging in such wagering activity the opportunity to receive the payment of cash or anything else that can be redeemed for cash or cash equivalents (e.g., vouchers for future wagers or other complimentary non-virtual goods or services)). Notwithstanding the foregoing, nothing in this Section 6.6(b) shall prohibit the Seller or any of its Affiliates from (i) being a passive owner of less than five percent (5%) of the outstanding shares of a publicly traded company that, directly or indirectly, engages in a Restricted Activity, (ii) a business activity that is carried on by any third Person that is acquired by or combined with the Seller or any of its Affiliates after the date hereof (whether through a merger, consolidation, acquisition or other business combination), and after such acquisition or combination, owning an interest in any other Person (or its successor) that is engaged, directly or indirectly, in the Ongoing Business if such business generated less than ten percent (10%) of such Person’s aggregate consolidated EBITDA in the last completed fiscal year prior to such acquisition or combination, (iii) engaging in any business activity that would otherwise violate this Section

6.6(b) that is acquired from any Person (an “After-Acquired Business”) or is carried on by any Person that is acquired by or combined with the Seller or one of its Subsidiaries in each case after the Closing Date (an “After-Acquired Company”), so long as within one hundred and eighty (180) days after such acquisition of the After-Acquired Business or the After-Acquired Company, the Seller or the applicable Subsidiary signs a definitive agreement to divest, and within one hundred and eighty (180) days after signing such definitive agreement, subsequently divests, the relevant portion of the business or securities of the After-Acquired Business or the After-Acquired Company, or at the expiration of such first one hundred and eighty (180) days period, the business of the After-Acquired Business or the After-Acquired Company complies with this Section 6.6(b), (iv) entering into any joint venture with any Person that is engaged, directly or indirectly, in the Ongoing Business, so long as the joint venture does not engage in the Ongoing Business, (v) subject to clause (i) above, making any equity investment in any Person (A) in which the Seller and its Affiliates collectively hold not more than ten percent (10%) of the outstanding voting securities or similar equity interests or (B) in which the aggregate annual EBITDA from the Ongoing Business of the entity in which the equity is held is less than $5,000,000, in each case where the Seller and its Affiliates do not have an active role in the management of the day-to-day operations of the business conducted by such entity or (vi) distributing, marketing or selling any products or services, other than products or services of the Company or products or services described in clauses (ii) and (iii) of the definition of “Ongoing Business” herein, that are being distributed, marketed or sold by the Seller or its Affiliates (other than the Company and its Subsidiaries) as of the date of this Agreement and any products or services developed in the future by the Seller or such Affiliates derived therefrom or that are natural extensions thereof; provided that such future developed products or services are not of the type developed or exploited by the Company as of the date of this Agreement or described in clauses (ii) and (iii) of the definition of “Ongoing Business” herein.
6.7 Employees and Employee Benefit Plans.
(a)The Purchaser and the Seller shall cooperate to give notice jointly to all Company employees prior to the Closing Date that the active participation of the Company employees in the Seller Plans shall terminate as of the Closing Date. In no event shall any employee of the Company or any of its Subsidiaries be entitled to accrue any benefits under the Seller Plans with respect to services rendered or compensation paid on and after the Closing Date.
(b)The Purchaser and each Company Plan which is a health plan shall be responsible for providing any participant in such Company Plan (and such employees’ “qualified beneficiaries” within the meaning of Section 4980B(f) of the Code) who has a “qualifying event,” within the meaning of Section 4980B(f) of the Code (or similar local Law) (“COBRA”), on or after the Closing Date with the continuation of group health coverage required by Section 4980B(f) of the Code (or similar local Law) to the extent required by Law.
(c)For at least one (1) year following the Closing Date, the Purchaser shall provide or cause to be provided to all employees of the Company and its Subsidiaries as of the Closing Date (the “Continuing Employees”) (i) a rate of base salary, wages, bonus opportunity and other cash compensation that is not less favorable than the rate of base salary, wages, bonus opportunity and other cash compensation paid by the Company or its Affiliates immediately prior to the Closing Date, and (ii) other benefits that are either substantially similar in the aggregate to the benefits provided by the Company or its Affiliate immediately prior to the Closing Date (excluding equity or equity-based awards and nonqualified deferred compensation) or substantially similar in the aggregate to the benefits provided by the Purchaser and its Affiliates to their employees generally who are similarly situated to such Continuing Employees.
(d)Following the Closing Date, (i) the Purchaser shall take reasonable steps to ensure, or cause to ensure, that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any welfare benefit plans in which such Continuing Employees or their dependents or beneficiaries may be eligible to participate and (ii) the Purchaser shall take reasonable steps to provide or cause to be provided that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans.
(e)With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by the Purchaser or its Affiliates (including the Company following the Closing), the Purchaser shall grant, or cause to be granted to, all Continuing Employees from and after the Closing Date credit for all service with the Company and its predecessors prior to the Closing Date to the extent recognized under the applicable Plan for purposes of eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual and severance, but excluding benefit accrual under any defined benefit pension plan and any such credit that would result in a duplication of benefits.
(f)The Purchaser agrees that it will not, and will cause its Affiliates not to, cause any of the Continuing Employees to suffer an “employment loss,” “plant closing,” “mass layoff,” or “relocation,” for purposes of the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or the California WARN Act (Cal. Labor Code Sec. 1400 et seq.) (collectively “Workforce Reductions”) if such Workforce Reductions would create, or would reasonably be expected to create, any liability for the Seller or its Affiliates under the WARN Act or any similar state or local Law, to the extent that, on the Closing Date, the Seller provides the Purchaser with a list of all employees of the Company and its Subsidiaries who have suffered a Workforce Reduction within six months before the Closing Date. The Purchaser and its Affiliates shall be responsible for all Liabilities under the WARN Act, the California WARN Act, and any similar state or local Law resulting from the Closing or from the actions of the Purchaser and its Affiliates following the Closing.
(g)Except as otherwise specifically set forth in this Article VI, the Seller shall retain all Liabilities relating to all Seller Plans. Effective as of the Closing, the Purchaser, the Company and its Subsidiaries shall assume and retain all Liabilities relating to all Company Plans.
(h)Nothing in this Agreement shall create any obligation on the part of the Purchaser, the Company or any of their respective Affiliates to continue the employment of any Continuing Employee for any definite period following the Closing Date, and nothing in this Agreement shall preclude the Purchaser or the Company from altering, amending, or terminating any of its employee benefit plans, or the participation of any of its employees in such plans, at any time. This Agreement shall not amend any plans or arrangements or create any rights or obligations except between the Parties hereto. No Continuing Employee or other current or former employee of the Company or any of its current of former Affiliates including any beneficiary or dependent thereof, or any other person not a party to this Agreement shall be entitled to assert any claim hereunder.
(i)Before the Closing Date, the Seller shall (or shall cause its Subsidiaries to) assign to the Purchaser all of the Seller’s (or its Subsidiary’s) rights under all restrictive covenant agreements (including any non-competition, non-solicitation, confidentiality, and nondisclosure agreements) between the Seller (or any of its Subsidiaries other than the Company and the Company’s Subsidiaries) and current or former employees or non-employee service providers of the Company.

(j)On or before the Closing Date, the Seller shall cause all restrictions with respect to restricted stock awards held by Continuing Employees to lapse and shall take such other actions as may be necessary to prevent the forfeiture of such awards in connection with the termination of the Continuing Employees employment with the Seller and its Subsidiaries upon such Continuing Employee delivering to the Seller a customary release for such action.
(k)The Seller shall coordinate with the senior management of the Company and use commercially reasonably efforts to obtain retention agreements from the individuals identified to the Seller by the Purchaser prior to the Closing.
(l)The Seller shall take action to cause the 2005 Churchill Downs Incorporated Deferred Compensation Plan (as Amended as of December 1, 2008) (the “DCP”) to be terminated with respect to all participants who are Company employees effective as of the Closing Date (the “DCP Participants”) and shall pay out all amounts accrued by the DCP Participants under the DCP as of such date. In addition, the Seller shall take action to terminate the arrangements set forth on Schedule 6.7(l) effective as of the Closing Date and shall pay out all amounts due thereunder as of such date.
6.8 Access to Information.
(a)Subject to Section 6.8(b), during the Pre-Closing Period, upon reasonable prior notice, the Seller shall, and shall cause the Company and its Subsidiaries to (i) afford the Representatives of the Purchaser or any of its Affiliates reasonable access, during normal business hours, to the senior management and advisors of the Company, and the properties, books and records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries and (ii) furnish to the Representatives of the Purchaser or any of its Affiliates such additional financial and operating data and other information regarding the Company as the Purchaser, its Affiliates or their respective Representatives may from time to time reasonably request for purposes of consummating the transactions contemplated hereby and preparing to own the Shares and operate the Business following the Closing. During the Pre-Closing Period, the Purchaser or its Affiliates may, in the Ordinary Course of their business and following reasonable advance notice to the Company, make inquiries of Persons having business relationships with any of the Company or any of its Subsidiaries (including suppliers, licensors, distributors and customers) with whom the Purchaser or any of its Affiliates has a separate business relationship, as long as such inquiries regard matters unrelated to and separate from the Company and its Subsidiaries and the transactions contemplated by this Agreement.
(b)Notwithstanding anything in this Section 6.8 to the contrary,
i.(A) in no event shall the Seller, the Company, any of its Subsidiaries, or their respective Affiliates be obligated to provide any (1) access or information in violation of any applicable Law, (2) information with respect to bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received prior to the date hereof in connection with transactions comparable to those contemplated by this Agreement or any information or analysis relating to any such communications, (3) information the disclosure of which would jeopardize any applicable privilege (including the attorney-client privilege) available to the Seller, the Company, any of its Subsidiaries, or their respective Affiliates relating to such information or (4) information the disclosure of which would cause the Seller, the Company, any of its Subsidiaries, or any of their respective Affiliates to breach a confidentiality obligation to which it is bound; provided, that, in the case of clauses (A)(1), (A)(3) and (A)(4), the Seller, the Company, any of its Subsidiaries, or any of their respective Affiliates, as applicable, shall use reasonable best efforts to obtain any required consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such access;

and (B) such investigation or access shall not unreasonably interfere with any of the businesses, personnel or operations of the Seller, the Company, any of its Subsidiaries or any of their respective Affiliates;
ii.the auditors and accountants of the Seller, the Company, any of its Subsidiaries, or any of their respective Affiliates shall not be obligated to make any work papers available to any Person pursuant to this Section 6.8 except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and
iii.before the Closing, without the prior written consent of the Seller, which the Seller may withhold for any reason, neither the Purchaser nor any of its Representatives shall contact any employees of, suppliers to, or customers of, the Seller, the Company, any of its Subsidiaries, or any of their respective Affiliates in connection with or with respect to this Agreement or any transaction contemplated hereby, or to otherwise discuss the business or operations of the Company or any of its Subsidiaries; provided that nothing in this Section 6.8(b)(iii) is intended to limit the Purchaser’s rights under Section 6.8(a).
(c)If so requested by the Seller, the Purchaser shall enter into a customary joint defense agreement or common interest agreement with the Seller, the Company and any of its Subsidiaries or their respective Affiliates with respect to any information provided to the Purchaser, or to which the Purchaser gains access, pursuant to this Section 6.8.
(d)In addition to the provisions of Section 6.9, from and after the Closing Date, in connection with the preparation of Tax Returns, financial statements, audits, U.S. Securities and Exchange Commission or regulatory reporting obligations, support for Legal Proceedings other than those between the Seller or any of its Affiliates and the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) and compliance with applicable Law, upon reasonable prior notice, and except that neither the Seller nor the Purchaser shall be required to provide any access or information to the extent that restricting such access or information is necessary, in such Party’s reasonable opinion, to (A) ensure compliance with any applicable Law, (B) preserve any applicable privilege (including the attorney-client privilege), (C) protect the Business (in the case of the Purchaser) or its business (in the case of the Seller) from competitive harm, or (D) comply with any contractual confidentiality obligations, the Seller and the Purchaser shall, and shall cause their respective Affiliates (including in the case of the Purchaser, the Company and its Subsidiaries), and their respective Representatives to (i) afford the Representatives of the other Party and its Affiliates reasonable access, during normal business hours, to the properties, key employees, books and records, Tax Returns and work papers of such Party and its Subsidiaries (including in the case of the Purchaser, the Company and its Subsidiaries), (ii) furnish to the Representatives of such Party and its Affiliates such additional financial and other information regarding the Seller or the Company and the Company’s Subsidiaries, as applicable, and, in each case, their respective Affiliates as such Party or its Representatives may from time to time reasonably request and (iii) make available to Representatives of such Party or its Affiliates its and its Affiliates’ employees whose assistance, expertise, testimony, notes or recollections or presence may be necessary to assist such Party or its Affiliates in connection with its inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation or access shall be conducted under the supervision of the applicable Party’s or its Affiliates’ personnel and shall not interfere with the business or operations of such Party or any of its Affiliates (including, in the case of the Purchaser, the Company and its Subsidiaries); and provided, further, that the auditors and accountants of such Party or its Affiliates (including, in the case of the Purchaser, the Company and its Subsidiaries) shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by the Purchaser, on the one hand, or the Seller or one of its Affiliates, on the other hand, the Seller or one of its Affiliates, or the Purchaser or one of its Affiliates, as the case may be, shall enter into a customary joint defense agreement or common interest agreement with the Purchaser and its Affiliates, or the Seller and its Affiliates, as applicable, with respect to any information to be provided to the Seller pursuant to this Section 6.8(d).
6.9 Preservation of Books and Records. The Seller and its Affiliates shall have the right to retain copies of books and records of the Company relating to periods ending on or prior to the Closing Date to the extent necessary to comply with applicable Law. Subject to the last sentence of this Section 6.9, in order to comply with its obligations under Section 6.8(d), the Purchaser agrees that it shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Company in the possession of the Purchaser or its Affiliates reasonably expected to be needed in connection with the preparation of Tax Returns, financial statements, audits, U.S. Securities and Exchange Commission or regulatory reporting obligations, support for Legal Proceedings other than those between the Seller or any of its Affiliates and the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) and compliance with applicable Law, for the longer of (i) any applicable statute of limitations and (ii) a period of six (6) years from the Closing Date. During such six (6) year or longer period, Representatives of the Seller and its Affiliates shall, upon reasonable notice and in connection with the preparation of Tax Returns, financial statements, audits, U.S. Securities and Exchange Commission or regulatory reporting obligations, support for Legal Proceedings other than those between the Seller or any of its Affiliates and the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) and compliance with applicable Law, have access during normal business hours to examine, inspect and copy such books and records; provided, however, that the Seller shall not have such access to such books and records to the extent that restricting such access or information is necessary, in the Purchaser’s reasonable opinion, to (A) ensure compliance with any applicable Law, (B) preserve any applicable privilege (including the attorney-client privilege), or (C) comply with any contractual confidentiality obligations; provided, that the Purchaser shall use commercially reasonable efforts to obtain necessary consents from third parties to allow the Purchaser to provide the Seller with such access or information that would be restricted by this clause (C). The Seller or its Affiliates, as applicable, shall return any original books and records it obtained pursuant to Section 6.8(d) or this Section 6.9 to the Purchaser or such Affiliate as soon as such books and records are no longer needed in connection with the applicable circumstances described in the immediately preceding sentence. After such six (6) year or longer period, before the Purchaser or any Affiliate shall intentionally dispose of any of such books and records, the Purchaser shall give at least sixty (60) days’ prior written notice of such intention to dispose to the Seller, and the Seller or any of its Affiliates shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as it may elect. If so requested by the Purchaser, any of the Seller or its applicable Affiliate to which the Purchaser or one of its Affiliates is providing information pursuant to this Section 6.9 shall enter into a customary joint defense agreement with the Purchaser or such Affiliate with respect to any information to be provided to the Seller or its Affiliate pursuant to this Section 6.9.
6.10 Insurance. For events arising from the operation of the business of the Company or its Subsidiaries on or after the Closing Date, the Company and its Subsidiaries shall cease to be insured by the Seller’s or its Subsidiaries’ insurance policies or by any of their self-insured programs, and neither the Purchaser nor its Subsidiaries shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds). The Seller or its Subsidiaries may amend any insurance policies to the extent necessary to effectuate the preceding sentence, with any such amendments to be effective as of the Closing. For a period of four (4) years after the Closing, with respect to any occurrence-based insurance policy under which the Company or any of its Subsidiaries is an insured, the Purchaser, the Company or its Subsidiaries, as applicable, may make claims under such policies (to the extent of coverage and subject to any policy limits) with respect to events taking place prior to the Closing in respect of the Business and the operations and Liabilities of the Company or any of its Subsidiaries under any such past or current insurance policy; provided, however, that by making any such claims, the Purchaser agrees to reimburse the Seller for any increased costs incurred by the Seller directly as a result of such claims, including any retroactive or prospective premium adjustments as such amounts are determined in accordance with the policies; and provided, further, that the Purchaser shall exclusively bear (and the Seller shall have no obligation to repay or reimburse the Purchaser for) the amount of any “deductibles” associated with claims under such policies and shall be liable for all uninsured or uncovered amounts of such claims.  For the avoidance of doubt, the Seller shall retain all rights to control its insurance policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies, notwithstanding whether any such policies apply to any Liabilities of the Purchaser under this Section 6.10 or otherwise. Notwithstanding the foregoing, nothing in this Section 6.10 is intended to modify or limit any of the Seller’s obligations, or any of the Purchaser’s rights, under Section 6.14 or Article IX.
6.11 Financing.
(a)The Purchaser shall use its reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable to obtain the Debt Financing as soon as reasonably practicable and, in any event, not later than the Closing Date, on substantially the terms and conditions (including, to the extent applicable, the “flex” provisions), taken as a whole, described in the Debt Commitment Letter and the Fee Letter, including using reasonable best efforts to (i) enter into definitive agreements with respect to the Debt Financing on substantially the terms and conditions (as such terms may be modified or adjusted (x) in accordance with the terms, and within the limits, of the flex provisions contained in any Fee Letter or (y) in accordance with the restrictions on amendments and modifications set forth in the immediately succeeding sentence) contemplated by the Debt Commitment Letter and the related Fee Letter (the “Definitive Debt Financing Agreements”) and (ii) satisfy in all material respects on a timely basis all conditions and covenants (including with respect to the payment of any ticking, commitment, engagement or placement fees) applicable to and within the control of the Purchaser or the Affiliated Borrowers in the Debt Commitment Letter, the Fee Letter and the Definitive Debt Financing Agreements. The Purchaser shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter, the Fee Letter or the Definitive Debt Financing Agreements without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would (A) reduce the aggregate amount (other than immaterial reductions) of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fee) to an amount that (when combined with any equity financing and cash on hand) is less than the amount needed to satisfy the Financing Uses, (B) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing or (C) otherwise amend, modify or waive any other provision of the Debt Commitment Letter, the Fee Letter or the Definitive Debt Financing Agreements, in each case of the foregoing clauses (B) and (C), only if in a manner that would (x) materially delay or prevent the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) on the Closing Date, (y) materially adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Debt Financing Agreements or (z) materially adversely impact the ability of the Purchaser to timely consummate the transactions contemplated by this Agreement (it being understood that any amendment of the Debt Commitment Letter, the Fee Letter or the Definitive Debt Financing Agreements for the purpose of (I) adding lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter or the Fee Letter as of the date hereof or (II) extending the termination date set forth in the Debt Commitment Letter shall be permitted without the prior written consent of the Seller). Upon any amendment, modification or waiver of the Debt Commitment Letter or the Definitive Debt Financing Agreements in accordance with this Section 6.11(a), the terms “Debt Commitment Letter”, “Fee Letter” and

“Definitive Debt Financing Agreements” shall include and mean such documents as amended, modified or waived in accordance with this Section 6.11(a) and the term “Debt Financing”, shall include and mean the financing contemplated by the Debt Commitment Letter as amended, modified or waived in accordance with this Section 6.11(a).
(b)The Purchaser shall not, without the prior written consent of the Seller, prior to or in connection with the Closing, permit or arrange any debt financing to which the Company or any of its Subsidiaries will be a party prior to the Closing or by which any of their respective assets shall be subject or bound prior to the Closing, other than the Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter and the related Fee Letter, the Purchaser shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the Closing Date required by Section 2.2, arrange and obtain from the same or alternative sources of debt financing an amount, when combined with any equity financing and cash on hand, sufficient to satisfy the Financing Uses, on terms and conditions (including any “flex” provisions) that are not materially less favorable to the Purchaser in the aggregate as those contained in the Debt Commitment Letter and the related Fee Letter and which shall not include any conditions precedent or contingencies to the funding of such alternative debt financing on the Closing Date that are materially more onerous than those set forth in the Debt Commitment Letter and the related Fee Letter in effect on the date hereof. The new debt commitment letter and fee letter entered into in connection with such alternative debt financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.” The Purchaser shall provide the Company with (x) a copy of the New Debt Commitment Letter and related New Fee Letter (with the fee amounts, pricing caps and the economic terms of the “flex” provisions contained therein redacted and other customary redactions that do not materially adversely affect the conditionality of such alternative debt financing) for any such alternative debt financing for its review prior to the execution thereof and (y) fully executed copies thereof (which may be redacted as aforesaid) as promptly as practicable following the execution thereof. In the event the Purchaser enters into any such New Debt Commitment Letter or New Fee Letter, (i) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the “Debt Commitment Letter” as such term is modified pursuant to the immediately succeeding clause (ii), (ii) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect and (iii) any reference in this Agreement to the “Fee Letter” (and any definition incorporating the term “Fee Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Fee Letter to the extent not superseded by a New Fee Letter at the time in question and any New Fee Letter to the extent then in effect.
(c)The Purchaser shall, and shall cause its Representatives to, keep the Seller informed as promptly as practicable in reasonable detail of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall (i) furnish the Seller complete, correct and executed copies of any amendments to the Debt Commitment Letter and the Fee Letter (with the fee amounts, pricing caps and the economic terms of the “flex” provisions contained therein redacted and other customary redactions that do not materially adversely affect the conditionality of the Debt Financing) promptly upon their execution and (ii) give the Seller prompt written notice (A) of any default or breach (or any event that, with or without notice, lapse of time or both, would give rise to any default or breach) by any party under any of the Debt Commitment Letter, the Fee Letter or the Definitive Debt Financing Agreements of which the Purchaser becomes aware, (B) of any termination of any of the Debt Commitment Letter or the Fee Letter, (C) of the receipt of any written notice or other written communication from any Debt Financing Source with respect to any (1) material default or breach, or any actual or threatened termination or repudiation, of any of the Debt Commitment Letter, the Fee Letters, any Definitive Debt Financing Agreement or any provision of the Debt Commitment Letter, the Fee Letter or the Definitive Debt Financing Agreements, in each case by any party thereto, or (2) any material dispute or disagreement relating to the Financing between or among the Purchaser and/or the Affiliated Borrowers, on the one hand, and the Debt Financing Sources, on the other hand, and (D) if for any reason the Purchaser believes in good faith that it or the Affiliated Borrowers will not be able to obtain all or any portion of the Debt Financing needed to satisfy the Financing Uses on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter, the Fee Letter or the Definitive Debt Financing Agreements, as the case may be; provided, that the Purchaser shall not be under any obligation to disclose any information that (x) is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith or (y) otherwise would violate or contravene any Law or any obligation of confidentiality (it being understood that in the case of this clause (y), the Purchaser shall use reasonable best efforts to notify the Seller of such restriction and communicate any such information in a way that does not cause such a violation).
(d)The Seller shall cause the Company and its Subsidiaries, and instruct the management of the Business (having appropriate seniority and expertise), to, in each case, use their reasonable best efforts to provide to the Purchaser, its Affiliates, their respective Representatives and the Debt Financing Sources all customary cooperation reasonably requested by the Purchaser, its Affiliates, their respective Representatives or the Debt Financing Sources in connection with the Debt Financing and any syndication thereof, including reasonable best efforts to (i) participate by phone in a reasonable number of meetings, presentations, sessions with rating agencies and due diligence sessions, (ii) provide reasonable and customary assistance with the preparation of materials (including projections) for rating agency presentations, bank information memoranda and other similar documents for the Debt Financing and provide reasonable cooperation with the due diligence efforts of any sources of financing to the extent reasonable and customary (including executing customary authorization letters authorizing the distribution of information about the Company and its Subsidiaries to prospective sources of financing, which letters shall include, to the extent accurate and applicable, in the case of the public-side version of any such materials and documents, a representation that such public-side version does not include material non-public information about the Company or its Subsidiaries), (iii) to the extent timely requested, (A) obtain documents reasonably requested by the Purchaser, its Affiliates, their respective Representatives or the Debt Financing Sources relating to (x) the release and termination of liens and guarantees under the Seller’s senior secured credit facility and/or indentures, as applicable, and (y) the repayment of the existing indebtedness of the Company and its Subsidiaries and the release and termination of related liens and guarantees, including customary payoff letters and (B) provide, at least five (5) Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Company and its Subsidiaries, in each case as reasonably requested by the Purchaser, its Affiliates, their respective Representatives or any of the Debt Financing Sources at least seven (7) Business Days prior to the aforementioned date of delivery, (iv) furnish the Purchaser, its Affiliates, their respective Representatives and the Debt Financing Sources with financial and other pertinent information, including historical financial statements (and assisting in the preparation of pro forma financial statements), regarding the Company and its Subsidiaries reasonably necessary to consummate the Debt Financing (which, in the case of historical financial statements, shall be limited to the Required Financial Information and Additional Required Financial Information, as applicable), (v) execute and deliver as of the Closing any pledge and security documents, guarantees, hedging agreements and other definitive financing documents and other certificates or documents (other than any solvency certificate) with respect to the Company and its Subsidiaries (and any assets and property of the Company and its Subsidiaries) as may be reasonably requested by the Purchaser, its Affiliates, their respective Representatives or the Debt Financing Sources and otherwise cooperate to facilitate the guaranteeing of obligations and the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral in connection with the Debt Financing, (vi) use reasonable best efforts to (A) permit the prospective sources of financing to evaluate the current assets and liabilities, cash management and accounting systems, and policies and procedures relating thereto of the Company and its Subsidiaries, for purposes of establishing collateral arrangements, and (B) to the extent required by the Definitive Debt Financing Agreements, establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing, and (vii) take all corporate actions, subject to the occurrence of the Closing, reasonably necessary or advisable to permit the consummation of the Debt Financing and to permit the proceeds thereof to be available as of the Closing; provided, however, that (1) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the ongoing business or operations of the Seller or the Company and its Subsidiaries, (2) neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing or that would be effective prior to the Closing, (3) neither the Seller’s board of directors nor any of the Company and its Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any Debt Financing or agreements related thereto prior to the Closing, (4) the Company and its Subsidiaries shall not be required to execute any agreements or certificates in connection with any Debt Financing prior to the Closing that is not conditioned on the occurrence of the Closing (other than customary authorization letters described in Section 6.11(d)(ii) above), (5) the Purchaser shall be solely responsible for the contents (other than historical information of the Company and its Subsidiaries, which shall be limited to the Required Financial Information and the Additional Required Financial Information, as applicable) and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information or (6) neither the Company nor any of its Subsidiaries shall be required to take any action that will conflict with or violate any applicable Organizational Documents of the Company or such Subsidiary (as the case may be) or any applicable Law or result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing. Neither the Company nor its Subsidiaries shall be required to, prior to the Closing or with respect to any event or circumstances occurring or existing prior to the Closing, pay any commitment fee or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses that are reimbursed by the Purchaser as provided below in this Section 6.11(d)) or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing. The Purchaser shall, promptly upon request by the Seller and receipt of an invoice therefor from the Seller, reimburse the Seller for all documented and reasonable out-of-pocket costs and expenses incurred by the Seller, the Company or any of their respective Subsidiaries in connection with providing the cooperation required by this Section 6.11(d). The Purchaser shall indemnify and hold harmless the Seller, the Company, and their respective Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any action taken by them in accordance with this Section 6.11(d) (other than (i) with respect to any information provided by any of them in connection with this Section 6.11(d) or (ii) to the extent arising from the fraud, gross negligence, bad faith, willful misconduct or material breach of this Agreement on the part of the Seller, the Company or any of their respective Subsidiaries, Affiliates or Representatives). The Seller and the Company hereby consent to the use of each of the logos and other trademarks of the Company and its Subsidiaries in connection with the Debt Financing, provided that such logos and other trademarks are used in a manner that is not intended nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
(e)The Purchaser acknowledges and agrees that neither the obtaining of the Debt Financing or any alternative financing is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated hereby irrespective and independently of the availability of the Debt Financing or any alternative financing.

(f)For the avoidance of doubt, the foregoing obligations contained in this Section 6.11 shall terminate upon the occurrence of the Closing.
6.12 Affiliate Transactions. Prior to the Closing, the Seller and the Company, as applicable, shall pay in full all amounts owing through the Closing by or to the Seller, any Affiliate of the Seller, any director or officer of the Seller or any Subsidiary of the Seller, or any Associate of any such director or officer (other than the Company and its Subsidiaries) on the one hand, to or by, as applicable, the Company or any of its Subsidiaries, on the other hand, and the Company and the Seller, as applicable, shall terminate or shall cause to be terminated (with no payment obligations surviving such termination) each Contract between the Company or any of its Subsidiaries, on the one hand, and the Seller, any Subsidiary of the Seller, any director or officer of the Seller or any Subsidiary of the Seller, or any Associate of any such director or officer (other than the Company and its Subsidiaries), on the other hand, except for those Contracts listed in Section 6.12 of the Disclosure Schedules. For purposes of this Agreement, “Associate” means, with respect to any person, (a) the spouse of such person, or any relative of such person who has the same home as such person, (b) any corporation or other business organization of which such person is an officer or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, and (c) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.
6.13 Office Lease. Prior to the Closing Date, the Seller shall effect the Intended Occupant Assignment (as defined in the Office Lease) and shall notify the Purchaser that the Intended Occupant Assignment has taken place prior to the earlier of (a) two (2) Business Days after its effectiveness and (b) the Closing Date. As soon as reasonably practicable following the date of this Agreement, the Seller shall use its reasonable best efforts to obtain from the landlord under the Office Lease (the “Landlord”) the release of the Seller from any and all obligations and liabilities under the Office Lease effective as of the Closing (the “Office Lease Release”). The Seller hereby acknowledges and agrees that obtaining the Office Lease Release is not a condition to Closing. If requested by the Landlord, the Purchaser agrees to (i) (A) execute a guaranty or (B) cause a Successor Guarantor to execute a guaranty (a “Substitute Guaranty”) in order to secure such Office Lease Release and (ii) provide all documentation as may be reasonably required for the Seller to obtain such Office Lease Release. The Seller shall, and shall cause its Representatives to, keep the Purchaser informed as promptly as practicable in reasonable detail of the status of its efforts to obtain the Office Lease Release and concurrently provide to the Purchaser copies of all documents provided to or from the Landlord related to obtaining the Office Lease Release. The Purchaser shall use its reasonable best efforts to provide the Seller all cooperation reasonably requested by the Seller that is necessary in connection with the Office Lease Release; provided that, other than with respect to providing the Substitute Guaranty, none of the Purchaser or any its Affiliates shall be required to pay money to the Landlord or any other third party, commence any Legal Proceeding or offer or grant any accommodation (financial or otherwise) to the Landlord or any other third party in connection with the Seller’s efforts to obtain the Office Lease Release. Each Party shall use commercially reasonable efforts to give the other Parties advance notice of any in-person meeting or conference with the Landlord relating to the Office Lease Release or the transactions contemplated hereby and shall permit Representatives of the other Parties to be present at those meetings or conferences. From and after the Closing, the Purchaser shall be solely responsible for seeking to obtain the Office Lease Release, and shall indemnify, defend and hold harmless the Seller and its Affiliates against any and all Damages suffered by the Seller or any of its Affiliates arising from or related to post-Closing actions or occupancy under such Office Lease (unless such Damage relates to a matter for which the Purchaser is entitled to be indemnified under this Agreement).
6.14 Specified Litigation.

(a)From and after the Closing, (x) each Party shall notify the other Party promptly (and in any event within three (3) Business Days) following the receipt by such Party or any of its Affiliates of any notice, communication, correspondence or documentation from any third party (including a Governmental Authority) in relation to the matter described in Schedule 6.14(A) (the “Primary Specified Litigation”), and (y) the Seller shall notify the Purchaser promptly (and in any event within three (3) Business Days) following the receipt by the Seller or any of its Affiliates of any notice, communication, correspondence or documentation from any third party (including a Governmental Authority) in relation to the matters described in Schedule 6.14(B) (the “Additional Specified Litigations” and, collectively with the Primary Specified Litigation, the “Specified Litigations”). Unless otherwise agreed in writing by the Parties, and subject to this Section 6.14, from and after the Closing, the Purchaser shall be responsible for and have control over the defense, settlement or any other action in connection with the Specified Litigations; provided, however, that the Purchaser’s responsibility and control over any defense or settlement of any claims relating to the Specified Litigations shall in no way derogate its rights to indemnification for the Primary Specified Litigation as specifically provided for under this Section 6.14. In connection with the Specified Litigations, from and after the Closing (i) (A) each Party shall, and shall cause their respective Affiliates to, promptly provide the other Party with copies of all correspondence with or from third parties (including any Governmental Authority) relating to the Primary Specified Litigation and, as reasonably requested, with reasonable access during normal business hours to all files or other documents in its or any of its Affiliates’ possession relating to the Primary Specified Litigation (in each case, to the extent not previously provided to the other Party and to the extent such access would not unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations), and (B) the Seller shall, and shall cause its Affiliates to, promptly provide the Purchaser with copies of all correspondence with or from third parties (including any Governmental Authority) relating to the Additional Specified Litigations and, as reasonably requested, with reasonable access during normal business hours to all files or other documents in its or any of its Affiliates’ possession relating to such Additional Specified Litigation (in each case, to the extent not previously provided to the other Party, to the extent such access would not unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations and to the extent such correspondence, files or other documents are not in the possession of the Company); (ii) (A) each Party shall, to the extent consistent with applicable Law, notify the other Party promptly following such Party’s or any of its Affiliates’ receipt of any and all subpoenas, Orders and material requests and communications of any third party (including any Governmental Authority) relating to the Primary Specified Litigation, and (B) Seller shall, to the extent consistent with applicable Law, notify the Purchaser promptly following the Seller’s or any of its Affiliates’ receipt of any and all subpoenas, Orders and material requests and communications of any third party (including any Governmental Authority) relating to any Additional Specified Litigation; (iii) the Seller shall and shall cause its Affiliates to reasonably cooperate with the Purchaser and any of its Representatives (including its outside legal counsel) in the defense of the Specified Litigations, including using reasonable best efforts to facilitate the Purchaser engaging the same counsel engaged by the Seller or any of its Affiliates after the Closing with respect thereto, including by providing all waivers and consents required for Purchaser to engage such counsel; (iv) subject to execution of a joint defense agreement between the Seller and the Purchaser in form and substance reasonably acceptable to them, (A) solely with respect to the Primary Specified Litigation, the Seller shall be entitled to attend and participate on any substantive calls with outside counsel to the extent practicable, provide input to the Purchaser, directly or through its own legal counsel, on strategic decisions relating to the Primary Specified Litigation (including whether to appeal any adverse rulings), which the Purchaser will consider in good faith; provided that, the Purchaser shall make all final decisions relating to the Primary Specified Litigation in its sole discretion; and (B) the Purchaser shall keep the Seller reasonably informed of the status of the Primary Specified Litigation and shall notify the Seller promptly (and in any event within three (3) Business Days) following any material developments in relation thereto; (v) the Purchaser shall be entitled to change legal counsel for any of the Specified Litigations; provided, that, with respect to the Primary Specified Litigation, the Purchaser agrees to retain the outside legal counsel engaged by the Seller for such matter (the “Incumbent Counsel”) as of the date of this Agreement through the completion of the currently pending appeal to the United States Court of Appeals for the Ninth Circuit; provided further that the Purchaser may, at its sole cost and expense, retain outside legal counsel of its choosing to consult with the Incumbent Counsel with respect to such appeal and the Seller shall direct the Incumbent Counsel to consult in good faith with the Purchaser’s counsel; (vi) with respect to the Additional Specified Litigations, and from and after the completion of the substitution contemplated by Section 6.14(b) with respect to the Primary Specified Litigation, the Purchaser’s counsel shall be the sole counsel of record for such Specified Litigations; and (vii) subject to Section 6.14(f), each of the Seller and its Affiliates and the Purchaser and its Affiliates shall bear its own fees, costs and expenses incurred in connection with the Specified Litigations. Notwithstanding anything in this Agreement to the contrary, the Purchaser and the Seller each agree that the legal counsel of the other Party may maintain a copy of all information, materials and documents that may be required to respond to any requests from any Governmental Authority relating to the Specified Litigations. The rights and obligations of the Parties under this Section 6.14(a) shall be in addition to and not limited by Section 6.8 or Section 6.9.
(b)From and after the date of this Agreement through the Closing, the Seller shall use reasonable best efforts to substitute the Company for the Seller as the defendant in the Primary Specified Litigation and the Purchaser shall reasonably cooperate with the Seller in connection therewith. From and after the Closing, each of the Purchaser and the Seller shall use their respective reasonable best efforts to substitute the Company for the Seller as the defendant in the Primary Specified Litigation and shall reasonably cooperate with each other in connection therewith. In the event that substitution is not permitted in the Primary Specified Litigation, and notwithstanding anything to the contrary in this Section 6.14, the Purchaser shall nonetheless be responsible for and have control over the defense, settlement or any other action in connection with the Primary Specified Litigation and Seller will take reasonable steps to ensure Purchaser shall be able to exercise such control.
(c)Prior to the Closing Date, the Seller may settle any Additional Specified Litigations, which settlement shall require the Purchaser’s prior written consent; provided that the Seller shall be entitled to reimbursement from the Purchaser for the amount of any monetary settlement and reasonable and documented out-of-pocket costs and expenses paid by the Seller in the negotiation and documentation of such settlement). The Purchaser shall be responsible for any and all costs, expenses (including attorneys’ fees and legal costs), damages or settlements with respect to the Additional Specified Litigations, in each case, incurred following the Closing. The Seller shall not settle the Primary Specified Litigation without the Purchaser’s prior written consent. From and after the Closing, the Purchaser shall not settle the Primary Specified Litigation without the Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
(d)In the event of an adverse ruling in the Primary Specified Litigation, whether rendered prior to or after the date of this Agreement or prior to or after the Closing, the Seller shall pay any bond required in connection with any appeal of such adverse ruling. Nothing in this Section 6.14(d) shall limit the Purchaser’s rights set forth in Section 6.14(a) (including the Purchaser’s right to be responsible for and have control over the defense, settlement or any other action relating to the Primary Specified Litigation).
(e)As of the Closing Date, all written communications with counsel, including written communications (prior to or following the Closing) between counsel for the Seller or any of its Affiliates, on the one hand, and the Seller or any of its Affiliates, on the other hand, that relate in any way to the Specified Litigations (collectively, the “Specified Communications”) shall be shared with the Purchaser pursuant to the Common Interest Agreement by and among the Purchaser, the Company and the Seller, dated as of September 29, 2017. As of the Closing Date, as to all Specified Communications, the attorney-client privilege and the expectation of client confidence may be asserted by the Seller, the Purchaser and their respective

Affiliates, and the Seller, the Purchaser and their respective Affiliates may use or rely on any of the Specified Communications in any action relating to the Specified Litigations; provided, however, that neither the Seller nor any of its Affiliates may waive, or seek to obtain a waiver of, the attorney-client privilege with respect to such Specified Communications.
(f)From and after the Closing, the Seller shall indemnify and hold harmless the Purchaser Indemnified Parties from and against, and compensate and reimburse the Purchaser Indemnified Parties for, any and all losses, damages, costs, fines, judgments, awards, penalties, interest, obligations, payments, settlements, expenses and Liabilities, including actual damages, punitive damages, consequential damages, special damages and diminution in value of the Company and its Subsidiaries as of the date hereof or the Business in connection with the Primary Specified Litigation, together with all reasonable and documented costs and expenses (including reasonable and documented attorneys’ and other legal fees and out-of-pocket expenses), incurred or suffered by the Purchaser Indemnified Parties arising from the Primary Specified Litigation; provided that for purposes of computing such damages there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments, reimbursements, and Tax benefits actually received by any Purchaser Indemnified Party or any of its Affiliates in connection with such damages or the circumstances giving rise thereto; provided, however, that any such deduction shall be net of any reasonable, out of pocket costs or expenses incurred in obtaining such recovery.
(g)With respect to the Primary Specified Litigation, the terms and provisions of this Section 6.14 shall supersede the indemnification procedures set forth in Section 9.4. With respect to the Additional Specified Litigations, the indemnification procedures set forth in Section 9.4 shall apply unless otherwise set forth in this Section 6.14. For the avoidance of doubt, the Additional Specified Litigations, to the extent disclosed on Schedule 3.11, are not subject to indemnification by Seller under Article IX or otherwise.
(h)The Seller shall be entitled to receive any attorneys’ fees awarded by the court of the Eastern District of Texas, and actually collected by the Purchaser or any of its Affiliates, in the event such trial court grants the pending motion for attorneys’ fees in the matter listed in item 1 of Schedule 6.14(B) and the Purchaser shall pay to the Seller any such attorneys’ fees promptly following receipt thereof; provided that (i) the Purchaser shall be entitled to retain any reasonable and documented, out-of-pocket costs or expenses (including reasonable and documented attorneys’ fees) incurred by it in connection with pursuing or collecting such award for attorneys’ fees; (ii) the Purchaser shall upon the Seller’s request use commercially reasonable efforts to collect such award of attorneys’ fees (provided that the Purchaser shall be entitled to reimbursement from the Seller for any reasonable and documented, out-of-pocket costs or expenses (including reasonable and documented attorneys’ fees) incurred by it in connection with pursuing or collecting such award for attorneys’ fees); and (iii) the Purchaser shall not settle this matter collectively with another matter in a way that interferes with or jeopardizes the collection of such attorneys’ fees without the Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed, except based on the Seller receiving reasonable and appropriate value in consideration for such attorneys’ fees).
6.15 Notifications. During the Pre-Closing Period, the Seller shall promptly notify the Purchaser in writing of the Seller, the Company or any of their respective Subsidiaries obtaining Knowledge of: (i) any event, condition, fact or circumstance that would cause or constitute a breach of or an inaccuracy in any material respect in any representation or warranty made by the Seller or the Company in this Agreement if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, such that the condition in Section 8.1(a)(i) would not be satisfied; (ii) any breach of any covenant or obligation of the Seller or the Company such that the condition in Section 8.1(a)(ii) would not be satisfied; and (iii) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely. No notification under this Section 6.15 shall be required with respect to matters consented to in writing by the Purchaser pursuant to the last paragraph of Section 6.3 or the actual taking of actions contemplated by Schedule 6.3.
6.16 Credit Agreement. The Seller shall, and shall cause each of its Affiliates and each of its and their respective Representatives to, obtain and deliver to the Purchaser substantially simultaneously with the Closing all documents and instruments necessary or appropriate to effect and evidence (i) the termination on the Closing Date of all security interests and Liens created or granted under the Collateral Documents (as defined in the Credit Agreement) in assets and property of, and equity interests in, the Company and its Subsidiaries and (ii) the release on the Closing Date of the Company and each of its Subsidiaries from all guaranty obligations under the Guaranty (as defined in the Credit Agreement), in form and substance reasonably satisfactory to the Purchaser (such documentation, the “Credit Release Documentation”).
6.17 Additional Required Financial Information. To the extent the Closing Date occurs sixty (60) or more days after December 31, 2017 or March 31, 2018, as applicable, the Company shall deliver the applicable Additional Required Financial Information to the Purchaser within five (5) Business Days after such Additional Required Financial Information becomes available.
6.18 Foreign Subsidiaries. Prior to the Closing, the Company shall (or shall cause its applicable Subsidiaries to) distribute or otherwise divest all of the equity interests of Big Fish Games Luxembourg SARL, and liquidate or dissolve, or distribute or otherwise divest all of its equity interest in Big Fish Games Ireland Limited to the Seller or one or more of the Seller’s Affiliates (other than the Company or any of its Subsidiaries) or, in the Company’s discretion, to a third party (such transactions, the “Restructuring Transaction”). All documentation relating to the Restructuring Transaction executed after the date hereof shall be subject to the Purchaser’s prior review and approval, such approval not to be unreasonably withheld, conditioned or delayed.
6.19 Transitional Services. Promptly following the date hereof, the Parties shall negotiate in good faith, and at Closing shall, or shall cause their applicable Affiliates to, enter into, a mutually acceptable transition services agreement pursuant to which, from and after the Closing, the Seller or its Affiliates shall provide to the Company or its Affiliates certain treasury, financial reporting, accounts payable and other services agreed upon by the Parties. Such services shall be provided without charge, except that the Company or its relevant Affiliate shall reimburse the Seller and its Affiliates for their actual costs and expenses incurred in providing such services, including the allocable portion of any overhead or related expenses, but in any case excluding any markup. For the avoidance of doubt, the entry into a transition services agreement after the date hereof shall not be a condition to Closing under this Agreement.
VII. TAX MATTERS
The following provisions of this Article VII shall govern the allocation between the Purchaser and the Seller of responsibility for certain Tax matters involving the Company following the Closing Date. In the event of any conflict between the provisions of this Article VII and any other provision of this Agreement, the provisions of this Article VII shall control.
7.1 Preparation of Tax Returns; Control of Audits; Tax Refunds.
(a)The Seller shall prepare or cause to be prepared for filing by the Company all Tax Returns for the Company and its Subsidiaries for all Tax periods ending on or before the Closing Date (the “Pre-Closing Tax Periods”) that are due after the Closing Date other than Tax Returns filed on an affiliated, combined, consolidated or unitary basis with the Seller or any Affiliate of the Seller other than solely the Company and its Subsidiaries (collectively, the “Pre-Closing Tax Returns”). Such Pre-Closing Tax Returns

shall be prepared in a manner consistent with the Company’s or the relevant Subsidiary’s past practices, except to the extent required by applicable Law. Such income, franchise, value added, goods and services and similar Tax Returns (including any related work papers or other information reasonably requested by the Purchaser) shall be provided to the Purchaser for its review not later than forty-five (45) Business Days before the due date for filing such Tax Returns (including extensions) (or, in the case of Pre-Closing Tax Returns due within forty-five (45) Business Days after the Closing Date, as promptly as practicable after the Closing Date), and the Seller shall notify the Purchaser with respect to any such Tax Return not prepared in a manner consistent with applicable past practice. If the Purchaser does not provide the Seller with a written description of the items in the Pre-Closing Tax Returns that the Purchaser intends to dispute within fifteen (15) Business Days following the delivery to the Purchaser of such Pre-Closing Tax Returns, the Purchaser shall be deemed to have accepted and agreed to such documents in the form provided, and the Purchaser shall thereafter cause all such Pre-Closing Tax Returns to be timely filed by the Company. The Purchaser shall not make any changes to such Pre-Closing Tax Returns without the prior written approval of the Seller. The Seller and the Purchaser agree to timely consult with each other and to negotiate in good faith any timely-raised issue arising as a result of the review of such Pre-Closing Tax Returns to permit the filing of such Pre-Closing Tax Returns, as promptly as possible, which good faith negotiations shall include each side exchanging in writing their positions concerning the matter(s) in dispute and a meeting to discuss their respective positions. In the event the Parties are unable to resolve any dispute within ten (10) Business Days following the delivery of written notice by the Purchaser of such dispute, the Seller and the Purchaser shall jointly request the Accounting Firm to resolve any issue in dispute at least five (5) Business Days before the due date of such Pre-Closing Tax Return, in order that such Pre-Closing Tax Return may be timely filed. The Accounting Firm shall make a determination with respect to any disputed issue within five (5) Business Days before the due date (including extensions) for the filing of the Pre-Closing Tax Return in question, and the Purchaser shall cause the Company and its Subsidiaries to file such Pre-Closing Tax Return on the due date (including extensions) therefor in a manner consistent with the determination of the Accounting Firm. The determination of the Accounting Firm shall be binding on the Parties; provided, however, that any such determination shall be limited to the resolution of issues in dispute. The fees and disbursements of the Accounting Firm shall be borne equally by the Seller and the Purchaser. Except as expressly contemplated in this Article VII, under no circumstances shall the Purchaser or the Company amend any Pre-Closing Tax Returns for Pre-Closing Periods without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed). The Seller covenants and agrees to pay when due any Taxes reflected as due and owing on any Pre-Closing Tax Return prepared and filed pursuant to this Section 7.1(a), other than to the extent that any such Tax is taken into account for purposes of determining Closing Working Capital. No election shall be made under Section 338 of the Code or similar provision of state, local or foreign Law with respect to the transactions contemplated by this Agreement.
(b)In the case of any Straddle Period, the amount of any Taxes of the Company or any of its Subsidiaries for the portion of the Straddle Period ending on and including the Closing Date shall be determined based on a closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) except that the amount of other Taxes of the Company or any of its Subsidiaries imposed on a time basis for a Straddle Period that relates to the portion of the Straddle Period ending on and including the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The Purchaser shall cause the Company to prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Straddle Periods. Such Tax Returns shall be prepared in a manner consistent with the Company’s past practices, unless otherwise required by applicable Law. Such Tax Returns (including any related work papers or other information reasonably requested by the Seller)

with respect to a Straddle Period (“Straddle Period Tax Returns”) shall be provided to the Seller for its review not later than forty-five (45) Business Days before the due date for filing such Straddle Period Tax Returns (including extensions) (or, in the case of Straddle Period Tax Returns due within forty-five (45) Business Days after the Closing Date, as promptly as practicable after the Closing Date), and the Purchaser shall notify the Seller with respect to any such Straddle Period Tax Return not prepared in a manner consistent with applicable past practice. If the Seller does not provide the Purchaser with a written description of the items in the Straddle Period Tax Returns that the Seller intends to dispute within fifteen (15) Business Days following the delivery to the Seller of such Straddle Period Tax Returns, the Seller shall be deemed to have accepted and agreed to such Straddle Period Tax Returns in the form provided, and the Purchaser shall thereafter cause such Straddle Period Tax Returns to be timely filed by the Company in the form provided to the Seller. The Purchaser and the Seller agree to timely consult with each other and to negotiate in good faith any timely-raised issue arising as a result of the review of such Straddle Period Tax Returns to permit the filing of such Straddle Period Tax Returns as promptly as possible, which good faith negotiations shall include each side exchanging in writing their positions concerning the matter or matters in dispute and a meeting to discuss their respective positions. In the event the Parties are unable to resolve any dispute within ten (10) Business Days following the delivery of written notice by the Seller of such dispute, the Purchaser and the Seller shall jointly request the Accounting Firm to resolve any issue in dispute at least five (5) Business Days before the due date of such Straddle Period Tax Returns, in order that such Straddle Period Tax Return may be timely filed. The Accounting Firm shall make a determination with respect to any disputed issue within five (5) Business Days before the due date (including extensions) for the filing of the Straddle Period Tax Return in question, and the Purchaser shall cause the Company to file such Straddle Period Tax Return on the due date (including extensions) therefor in a manner consistent with the determination of the Accounting Firm. The determination of the Accounting Firm shall be binding on the Parties; provided, however, that any such determination shall be limited to the resolution of issues in dispute. The fees and disbursements of the Accounting Firm shall be borne equally by the Seller and the Purchaser. In addition to the Straddle Period Tax Returns prepared by the Purchaser pursuant to this Section 7.1(b), the Purchaser shall also submit to the Seller, together with Straddle Period Tax Returns, a proposed allocation of the Tax liability shown on such Straddle Period Tax Return that relates to the portion of the Straddle Period ending on and including the Closing Date, determined in accordance with this Section 7.1(b) (“Seller’s Straddle Period Allocation”), and the dispute resolution mechanism set forth in this Section 7.1(b) shall also apply with respect to such proposed Seller’s Straddle Period Allocation. The Seller covenants and agrees to pay when due the Seller’s Straddle Period Allocation (as finally determined, if applicable, between the Parties or by the Accounting Firm in the manner described above) of Taxes shown as due and owing on any Straddle Period Tax Return no later than three (3) Business Days prior to the due date for payment of such Taxes, except for any amount of such Tax that has been taken into account for purposes of determining Closing Working Capital.
(c)The Purchaser and the Seller shall cooperate in connection with the filing of the Tax Returns pursuant to this Section 7.1 and, subject in all respects to the provisions of Section 7.2, in connection with any Legal Proceeding with respect to the Taxes of the Company or any of its Subsidiaries. Such cooperation shall include reasonably furnishing or making available during normal business hours of personnel, powers of attorney, and the retention and (upon a Party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or to any such Legal Proceeding. The Purchaser and the Seller shall (i) retain or cause to be retained all books and records that are in their possession with respect to Tax matters pertinent to the Company or any of its Subsidiaries relating to any Pre-Closing Tax Period or Straddle Period until the expiration of the applicable statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extension thereof) of the applicable taxable periods, and abide by all record retention agreements entered into with any Governmental Authority, and (ii) give the other Parties reasonable written notice before transferring, destroying or discarding any such books and records and, if the other Party so requests, the Purchaser or the Seller, as the case may be, shall allow the other Party to take possession of such books and records.
(d)The Purchaser and the Seller shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on the Company or any of its Subsidiaries (including with respect to the transaction contemplated hereby).
(e)To the extent that, subsequent to the Closing Date, the Purchaser, the Company, any of its Subsidiaries or any Affiliates (i) actually receives any cash Tax refund attributable to any Pre-Closing Tax Period of the Company or any Subsidiary of the Company or (ii) actually uses any credits against Taxes in lieu of refunds described in clause (i), such Tax refund or credits shall be the property of the Seller net of any cost or expense incurred by the Purchaser, the Company, any of its Subsidiaries or any of their Affiliates in connection with procuring or receiving such refund or credit, other than to the extent set forth in the following sentence, and the Purchaser shall remit, and shall cause the Company and any Subsidiary of the Company, as applicable, to remit such Tax refund(s) or credits to the Seller, within three (3) Business Days after the actual receipt by the Company or any of its Subsidiaries of such Tax refunds or after the actual reduction of a cash Tax payment on account of such Tax credits. The foregoing shall not apply with respect to any Tax refund that is reflected as an asset of the Company or any of its Subsidiaries for purposes of determining Closing Working Capital.
(f)Without the prior written consent of the Seller, neither the Purchaser nor the Company nor any Affiliates thereof shall make or change any election, change any annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action, in each case relating to Taxes of the Company or any of its Subsidiaries in respect of a Pre-Closing Tax Period or Straddle Period, if such action or omission would have the effect of increasing the liability or obligation of the Seller, the Company or any of its Subsidiaries with respect to Taxes related to the Pre-Closing Tax Period or Straddle Period, unless such election, change in annual accounting period, or filing of an amended Tax Return is required under applicable Law.
(g)The Purchaser shall promptly notify the Seller in writing upon receipt by the Purchaser, any of its Affiliates or, after the Closing Date, the Company or any of its Subsidiaries of notice of any pending or threatened federal, state, local or foreign Tax audits, assessments, or administrative or court Legal Proceeding relating to Taxes for which the Seller, any of its Affiliates or, with respect to Pre-Closing Tax Periods or any Straddle Period, the Company or any of its Subsidiaries may be liable. The Seller shall have the right to represent the Company’s and each Subsidiary’s interests in any such Tax audit, assessment or administrative or court Legal Proceeding relating any such Taxes and to employ counsel of the Seller’s choice at the Seller’s expense; provided, however, that (i) the Purchaser and its Representatives shall be permitted, at the Purchaser’s expense, to be present at, and participate in, any such Legal Proceeding, (ii) the Seller shall not be permitted to take a position in such Legal Proceeding reasonably expected to adversely affect the liability for Taxes of the Company for any Tax period ending after the Closing Date without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) the Purchaser shall have the right, but not the obligation, to represent the Company’s and each Subsidiary’s interest in any such Legal Proceeding if the Seller declines to represent such entity’s interests, and (iv) the Seller shall not be permitted to represent the Company’s or any Subsidiary’s interest in any such Legal Proceeding unless the Seller first acknowledges in writing to the Purchaser that the Seller will assume responsibility for any liability arising from the resolution of any such Legal Proceeding. Neither the Purchaser nor any Affiliate of the Purchaser shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect such liability for such Taxes without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed). Neither the Seller nor any Affiliate of the Seller shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect such liability for such Taxes of the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).
(h)Section 7.1(g) shall apply with respect to any audit, assessment, or administrative or court Legal Proceeding relating to any payments (or the failure to make any payments) under escheatment and unclaimed property Law as if such payments were Taxes.
7.2 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, and other such similar Taxes (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated by this Agreement, will be borne equally between the Purchaser and the Seller and paid by such Parties when due, and the Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes.
7.3 Survival. Notwithstanding anything to the contrary in this Agreement, the representations and warranties of Section 3.6 and the covenants and agreements in this Article VII shall survive the Closing and shall remain in full force and effect until the later of (a) ninety (90) days after the expiration of the applicable statutes of limitation for the Taxes in question (taking into account any extensions or waivers thereof and including any extensions of statutory periods relating to the collection of Taxes), and (b) in the case of any claim made with reasonable specificity by the Party seeking to be indemnified and within the time period set forth in clause (a), until such claim is finally and fully resolved.
VIII. CONDITIONS TO CLOSING
8.1 Conditions to Obligations of the Purchaser at the Closing. The obligations of the Purchaser to consummate the Closing are subject to the satisfaction, fulfillment or waiver by the Purchaser, at or prior to the Closing, of each of the following conditions:
(a)Representations and Warranties; Covenants. (i) Each of the representations and warranties of the Company and the Seller contained in this Agreement (other than the Company Fundamental Representations and the Seller Fundamental Representations) shall be true and correct at and as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, that have not resulted in a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to the exceptions of “material” or “Material Adverse Effect” in such representations and warranties; (ii) each of the Company Fundamental Representations (other than the representations and warranties in Section 3.4(a)) and the Seller Fundamental Representations (other than the representations and warranties in Section 4.6) shall be true and correct in all material respects at and as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date); (iii) the covenants contained in this Agreement required to be complied with by the Company or the Seller on or before the Closing shall have been complied with in all material respects; (iv) each of the representations and warranties set forth in Section 3.4(a) and Section 4.6 (A) shall be true and correct in all respects at and as of the Closing as if made on the Closing Date, with respect to any circumstances, items or actions arising on or after December 16, 2014 and (B) shall be true and correct in all respects at and as of the Closing as if made on the Closing Date other than de minimis failures to be true and correct, with respect to any circumstances, items or actions arising prior to December 16, 2014; and (v) the Purchaser shall have received an officer’s certificate of an officer of the

Company and the Seller, as applicable, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) through (iv) of this Section 8.1(a), as applicable.
(b)No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or other Law which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restraining or prohibiting the consummation of such transactions contemplated by this Agreement.
(c)Governmental Approvals. All waiting periods (including any extensions thereof) applicable under the HSR Act to the transactions contemplated by this Agreement shall have expired or been terminated.
(d)Credit Agreement. The Purchaser shall have received the Credit Release Documentation.
8.2 Conditions to Obligations of the Seller at the Closing. The obligations of the Seller to consummate the Closing are subject to the satisfaction, fulfillment or waiver by the Seller, at or prior to the Closing, of each of the following conditions.
(a)Representations and Warranties; Covenants. (i) Each of the representations and warranties of the Purchaser contained in this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct at and as of the Closing as if made on the Closing Date (other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date), except for such breaches or inaccuracies, as the case may be, that have not resulted, or would not reasonably be expected to result, individually or in the aggregate, in a Purchaser Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to the exceptions of “material” or “Purchaser Material Adverse Effect” in such representations and warranties; (ii) each of the Purchaser Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date); (iii) the covenants contained in this Agreement required to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and (iv) the Purchaser shall have delivered to the Seller a certificate dated the Closing Date, certifying as to the matters set forth in clauses (i) through (iii) of this Section 8.2(a).
(b)No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or other Law which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restraining or prohibiting the consummation of such transactions contemplated by this Agreement.
(c)Government Approvals. All waiting periods (including any extensions thereof) applicable under the HSR Act to the transactions contemplated by this Agreement shall have expired or been terminated.
IX. SURVIVAL; INDEMNIFICATION
9.1 Survival. Notwithstanding any right of any Party to fully investigate the affairs of the other Parties and not withstanding any knowledge of facts determined or determinable by such Party pursuant to such investigation or right of investigation, each Party has the right to rely fully upon the representations, warranties, covenants and agreements of each other Party contained in this Agreement. The indemnification obligations of the Parties with respect to (a) inaccuracies in or breaches of representations and warranties set forth in this Agreement shall terminate and expire, and shall cease to be of any force or effect, on the date that is the eighteen (18) month anniversary of the Closing Date, and all liability with respect to such indemnification obligations shall thereupon be extinguished (except (x) to the extent a claim for indemnification has been validly made prior to such time for any breach thereof, which shall terminate and expire immediately after the claim is finally and fully resolved, (y) for indemnification obligations with respect to Purchaser Fundamental Representations, Company Fundamental Representations (other than the representations and warranties in Section 3.6 (Tax Matters)) and Seller Fundamental Representations, which shall terminate and expire, and shall cease to be of any force or effect, on the date that is the later of the third anniversary of the Closing Date and the date that is ninety (90) days after the expiration of the applicable statute of limitations (taking into account extensions or waivers and including the maximum periods for extension under applicable Law), and (z) for indemnification obligations with respect to the representations and warranties in Section 3.6 (Tax Matters) and the covenants and agreements in Article VII, which shall terminate and expire, and shall cease to be of any force or effect, as set forth in Section 7.3) and (b) breaches of covenants and agreements set forth in this Agreement shall terminate and expire, and shall cease to be of any force or effect, on the date that is (i) in the case of covenants and agreements to be performed prior to the Closing, the first (1st) anniversary of the Closing Date and (ii) for all other covenants and agreements, on the date on which such covenants and agreements expire in accordance with their terms or, if no such term is specified, until the full performance thereof (except, in each case (i) and (ii), to the extent a claim for indemnification has been validly made prior to such time for any breach thereof, which shall terminate and expire immediately after the claim is finally and fully resolved). It is the express intent of the Parties that, if the applicable survival period for a representation or warranty or covenant or agreement as contemplated by this Section 9.1 is shorter than the statute of limitations period (taking into account extensions or waivers and including the maximum periods for extension under applicable Law) that would otherwise have been applicable to such representation or warranty or covenant or agreement, then by virtue of this Agreement, the applicable statute of limitations period (taking into account extensions or waivers and including the maximum periods for extension under applicable Law) with respect to such representation or warranty or covenant or agreement shall be reduced to the shortened survival period expressly stated in this Section 9.1, as applicable thereto. The Parties further acknowledge that the time periods set forth in this Section 9.1 for the assertion of claims for breaches of representations and warranties or covenants or agreements under this Agreement are the result of arms’-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed among the Parties.
9.2 Indemnification by the Seller.
(a)Subject to the terms and conditions of this Article IX, from and after (and contingent on) the Closing, the Seller shall indemnify, defend, and hold harmless the Purchaser and its Affiliates, Representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) against, and shall compensate and reimburse the Purchaser Indemnified Parties for, any and all Damages actually incurred or suffered by the Purchaser Indemnified Parties to the extent arising out of or resulting from: (i) any inaccuracy in or breach of any representation or warranty made by the Company or the Seller in this Agreement or any certificate delivered pursuant to this Agreement (in each case, without giving effect to any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty, other than with respect to Sections 3.5(a) and 3.7(b) and the term “Material Contracts” as used in Section 3.9 and elsewhere in this Agreement); (ii) any breach of any covenant or agreement required to be performed by the Company prior to the Closing, the Seller pursuant to this Agreement; (iii) any Indebtedness of the Company or its Subsidiaries incurred prior to the Closing and outstanding as of the Closing and any Selling Expenses, in each case, that are not taken into account in the Purchase Price adjustment pursuant to Section 2.5; and (iv)

the Restructuring Transaction (including all Restructuring Taxes), Big Fish Games Luxembourg SARL or Big Fish Games Ireland Limited.
(b)The Purchaser Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.2(a) unless on or before the applicable date specified in Section 9.1, the Purchaser notifies the Seller in writing of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Purchaser.
(c)The Purchaser Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.2(a)(i) until the total amount of such Damages incurred by the Purchaser Indemnified Parties under Section 9.2(a)(i), in the aggregate, exceeds $9,900,000 (the “Deductible”), in which case the Purchaser Indemnified Parties will be entitled to recover any Damages pursuant to Section 9.2(a)(i) in excess of the Deductible, subject to the other limitations in this Article IX. Furthermore, no Purchaser Indemnified Party shall be entitled to indemnification with respect to any individual claim pursuant to Section 9.2(a)(i) for Damages if the entire amount of Damages related to such claim is less than $50,000 (the “Per-Claim Threshold”); provided that in the case of any group of claims arising out of the same or substantially similar facts, events or circumstances, such claims shall be aggregated for purposes of determining whether the Per-Claim Threshold has been exceeded. Notwithstanding the foregoing, the limitations in this Section 9.2(c) shall not apply to claims of actual fraud or any inaccuracy in or breach of the Company Fundamental Representations or the Seller Fundamental Representations.
(d)The Purchaser Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.2(a)(i) (other than for claims of actual fraud or any inaccuracy in or breach of any Company Fundamental Representation or Seller Fundamental Representation) in excess of $99,000,000.
(e)Notwithstanding any other provision of this Agreement to the contrary, except with respects to claim of actual fraud or for claims brought pursuant to Section 6.14 with respect to the Primary Specified Litigation, the Seller’s maximum aggregate indemnification liability pursuant to Section 9.2(a) shall not exceed the Purchase Price.
9.3 Indemnification by the Purchaser.
(a)Subject to the terms and conditions of this Article IX, from and after (and contingent on) the Closing, the Purchaser shall indemnify, defend, and hold harmless the Seller and its Affiliates, Representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) against, and shall compensate and reimburse the Seller Indemnified Parties for, any and all Damages actually incurred or suffered by the Seller Indemnified Parties to the extent arising out of or resulting from: (i) any inaccuracy in or breach of any representation or warranty made by the Purchaser in this Agreement or any certificate delivered pursuant to this Agreement (in each case, without giving effect to any materiality, Purchaser Material Adverse Effect or similar qualification limiting the scope of such representation or warranty); and (ii) any breach of any covenant or agreement required to be performed by the Purchaser pursuant to this Agreement.
(b)The Seller Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.3(a) unless on or before the applicable date specified in Section 9.1, the Seller notifies the Purchaser in writing of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Seller.
(c)The Seller Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.3(a)(i) until the total amount of such Damages incurred by the Seller Indemnified Parties under Section 9.3(a)(i), in the aggregate, exceeds the Deductible, in which case the Seller Indemnified Parties will be entitled to recover any Damages pursuant to Section 9.3(a)(i) in excess of the Deductible, subject to the other limitations in this Article IX. Furthermore, no Seller Indemnified Party shall be entitled to indemnification with respect to any individual claim pursuant to Section 9.3(a)(i) for Damages if the entire amount of Damages related to such claim is less than the Per-Claim Threshold; provided that in the case of any group of claims arising out of the same or substantially similar facts, events or circumstances, such claims shall be aggregated for purposes of determining whether the Per-Claim Threshold has been exceeded. Notwithstanding the foregoing, the limitations in this Section 9.3(c) shall not apply to claims of actual fraud or any inaccuracy in or breach of the Purchaser Fundamental Representations.
(d)The Seller Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.3(a)(i) (other than for claims of actual fraud or any inaccuracy in or breach of any Purchaser Fundamental Representation) in excess of $99,000,000.
(e)Notwithstanding any other provision of this Agreement to the contrary, except with respects to claim of actual fraud, the Purchaser’s maximum aggregate indemnification liability pursuant to Section 9.3(a) shall not exceed the Purchase Price.
9.4 Indemnification Procedures.
(a)Except as provided in Article VII with respect to certain Tax matters, if any Person entitled to seek indemnification under Section 9.2 or 9.3 (an “Indemnified Party”) receives notice of the assertion, continuation or commencement of any Third Party Claim against such Indemnified Party and wishes to seek indemnification from any other Party (an “Indemnifying Party”) pursuant to this Agreement, the Indemnified Party shall give such Indemnifying Party reasonably prompt written notice thereof; provided, however, that if the Indemnified Party receives a complaint, petition, or any other pleading in connection with a Third Party Claim which requires the filing of an answer or other responsive pleading, the Indemnified Party shall furnish the Indemnifying Party with a copy of such pleading at least thirty (30) days prior to the date a responsive pleading thereto is required to be filed (or promptly upon receipt by the Indemnified Party, if the Indemnified Party receives such complaint, petition or other pleading within such thirty (30) day period). Such notice by the Indemnified Party will describe the Third Party Claim in reasonable detail, will include copies of all available written evidence thereof, and will indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have the right to participate in the defense of such Third Party Claim at the Indemnifying Party’s expense, or at its option (subject to the limitations set forth in this Section 9.4(a)) to assume the defense thereof; provided, however, that:
(i)the Indemnifying Party must give the Indemnified Party written notice of its election to assume control of the defense of the Third Party Claim within ten (10) days of the Indemnifying Party’s receipt of notice of the Third Party Claim;
(ii)the Indemnified Party shall be entitled to (x) participate in the defense of the Third Party Claim; provided, however, that the fees and expenses of such defense shall be borne by the Indemnified Party, except that the Indemnifying Party shall pay any reasonable fees and expenses of separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense; and (y) shall have the right to receive, and the Indemnifying Party shall promptly provide to the Indemnified Party, copies of all pleadings and other material documents related to such Third Party Claim; provided, that following the Indemnifying Party’s assumption of the defense of such Third Party Claim, if the Indemnified Party reasonably concludes, based upon advice of counsel, that the Indemnifying Party and the Indemnified Party have a material conflict or that there are legal defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party with respect to such Legal

Proceeding, the Indemnifying Party shall pay for the reasonable fees and costs of outside legal counsel for the Indemnified Party in connection with such defense, which such reasonable fees and costs shall be deemed Damages that are entitled to indemnification hereunder;
(iii)the Indemnifying Party shall not be so entitled to assume and control such defense if (t) an actual conflict of interest (as determined by the Indemnified Party after obtaining advice of counsel) exists between the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim that precludes effective joint representation, (u) the Third Party Claim seeks remedies other than or in addition to money damages, (v) the Indemnifying Party shall not have irrevocably and unconditionally agreed, on a timely basis in accordance with clause (i) above, to indemnify the Indemnified Party with respect to such Third Party Claim (subject to the limitations of this Article IX), (w) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, investigation or allegation, (x) such Third Party Claim alleges infringement, misappropriation or other violation of the Intellectual Property or Intellectual Property Rights of a third party, or (y) such Third Party Claim alleges a violation of Law by, or is brought by a Governmental Authority and is reasonably likely to result in a regulatory enforcement action by a Governmental Authority against, the Indemnified Party and, in the case of this clause (y), would reasonably be expected to result in a material and adverse change in the business of the Indemnified Party or any of its Affiliates.
(iv)If the Indemnifying Party does not elect to undertake any such defense against a Third Party Claim (or is not entitled to do so pursuant to this Section 9.4(a)), then the Indemnified Party may assume such defense, and any out-of-pocket expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Party or its Affiliates in connection with such defense shall be deemed Damages that are entitled to indemnification pursuant to Section 9.2, and the Indemnifying Party may participate in such defense at its own expense, and shall have the right to receive copies of all pleadings and other material documents related to such Third Party Claim. The Indemnified Party shall cooperate with the Indemnifying Party in such defense by the Indemnifying Party and make available to the Indemnifying Party all witnesses, records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. If the Indemnifying Party elects to assume and control the defense of any such Third Party Claim, the Indemnifying Party shall not consent to a settlement or compromise of, or the entry of any judgment arising from, such Third Party Claim unless the Indemnified Party consents in writing; provided that such consent shall not be unreasonably withheld, conditioned or delayed so long as: (i) a firm offer is made to settle a Third Party Claim that (A) does not impose injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, (B) does not contain a financial or other obligation on the part of the Indemnified Party or any of its Affiliates, and (C) provides, in customary form, for the full, unconditional written release of each Indemnified Party and its Affiliates from all Liabilities and obligations in connection with such Third Party Claim, and (ii) the Indemnifying Party provides written notice to the Indemnified Party that it desires to accept and agree to such offer and the terms thereof. If the Indemnified Party has assumed the defense of a Third Party Claim pursuant to Section 9.4(a), it shall not consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim unless the Indemnifying Party consents in writing (such consent not to be unreasonably withheld, conditioned or delayed).
(b)Any claim by an Indemnified Party on account of Damages that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof, and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by the Indemnified Party.

The Indemnifying Party will have a period of thirty (30) days from which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond within such thirty (30) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party at the Indemnifying Party’s expense pursuant to the terms and subject to the provisions of this Agreement.
(c)A failure to give timely notice or to include any specified information in any notice as provided in Sections 9.4(a) or 9.4(b) will not affect the rights or obligations of any Party, except the extent that, as a result of such failure, any Party that was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise actually and materially prejudiced as a result of such failure.
(d)Notwithstanding anything herein to the contrary, the Purchaser shall be entitled to control the defense of any Third Party Claim arising out of or relating to the matters set forth on Schedule 6.14.
9.5 Miscellaneous Indemnification Provisions.
(a)Exclusive Remedy. Following the Closing, other than claims for actual fraud, the indemnification provisions of Section 6.14 and this Article IX shall be the sole and exclusive remedy of the Indemnified Parties and their respective Affiliates with respect to claims under, or otherwise relating to the transactions that are the subject of, this Agreement, whether sounding in contract, tort, fraud, or otherwise, and whether asserted against the Company or its Subsidiaries, their respective officers, directors or employees, the Seller or any other Person. For purposes of this Agreement, “actual fraud” means a fraud involving a knowing and intentional misrepresentation of a fact related to the transactions contemplated by this Agreement (made with the knowledge that a representation or warranty set forth in this Agreement was actually breached when made), and made with the express intent of inducing the other Party to enter into this Agreement and upon which such Party has relied to its detriment (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory). Without limiting the generality of the foregoing, in no event shall any Party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement. Each of the Parties, on behalf of itself and its equity owners, directors, managers, officers, employees, and Affiliates, agrees not to bring any actions or proceedings, at Law, equity or otherwise, against any other Party or its and its equity owners, directors, managers, officers, employees, and Affiliates, in respect of any breach or alleged breach of any representation, warranty, covenant and agreement in this Agreement, except pursuant to the express provisions of Section 6.14 and this Article IX. Notwithstanding the foregoing restrictions, each Party shall be entitled to bring an action for injunctive or other equitable relief to enforce the terms of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 6.14 and this Article IX shall be deemed a waiver by any Party of any right or remedy which such Party may have at law or in equity based on the actual fraud of any other Party, nor will any such provisions limit, or be deemed to limit: (i) the amounts of recovery sought or awarded in any claim for actual fraud against such other Party; (ii) the time period during which a claim for actual fraud may be brought against such other Party; or (iii) the recourse which any such party may seek against such other Party with respect to a claim for actual fraud.
(b)Purchase Price Adjustment. The Parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

(c)Good Faith; Mutual Cooperation. The Indemnifying Party and the Indemnified Party shall reasonably cooperate with each other with respect to resolving any claim or liability with respect to which Party is obligated to indemnify the other Party hereunder, including by using commercially reasonable efforts to mitigate or resolve any such claims or liability to the extent required under applicable Law; provided that, any reasonable costs or expenses incurred by the Indemnified Party in its efforts to mitigate or resolve any such claims or liability shall be deemed Damages for which the Indemnified Party shall be entitled to indemnification under and subject to this Article IX. In the event that an Indemnified Party fails to make such commercially reasonable efforts to mitigate or resolve any such claim or liability to the extent required under applicable Law, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify the Indemnified Party for any Damages that would reasonably be expected to have been avoided if the Indemnified Party had made such efforts.
(d)Set-Off. In addition to any right of set-off, deduction or recoupment provided or allowed by Law, in the event a Party is obligated to make payments under this Agreement to the other Party, such Party may, by written notice to the other Party, set off against, and deduct and recoup from, any amounts due from the other Party under this Agreement.
X. MISCELLANEOUS
10.1 Termination.
(a)This Agreement may be terminated at any time prior to the Closing:
(i)by the written consent of the Purchaser and the Seller;
(ii)by the Purchaser, in the event of any breach by the Company or the Seller of any covenant, representation, or warranty contained in this Agreement that would prevent or has prevented the satisfaction of any condition to the obligations of the Purchaser set forth in Section 8.1, at the Closing, and such breach has not been waived by the Purchaser, as applicable, or, in the case of a covenant breach, cannot be or has not been cured by the Company or the Seller within the earlier of (A) thirty (30) days after written notice thereof from the Purchaser and (B) the Outside Date; provided that the Purchaser is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement which breach would give rise to a failure of a condition to the obligations of the Seller set forth in Section 8.2;
(iii)by the Seller, in the event of any breach by the Purchaser of any covenant, representation, or warranty contained in this Agreement that would prevent or has prevented the satisfaction of any condition to the obligation of the Seller set forth in Section 8.2 at the Closing, and such breach has not been waived by the Seller or, in the case of a covenant breach, cannot be or has not been cured by the Purchaser, as applicable, within the earlier of (A) thirty (30) days after written notice thereof by the Seller and (B) the Outside Date; provided that neither the Seller nor the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement which breach would give rise to a failure of a condition to the obligations of the Purchaser set forth in Section 8.1;
(iv)by the Purchaser or the Seller, if the transactions contemplated hereby have not been consummated by the Outside Date; provided, however, that the Purchaser or the Seller, as applicable, will not be entitled to terminate this Agreement pursuant to this Section 10.1(a)(iv) if the Purchaser’s breach of this Agreement, on the one hand, or the Company’s or the Seller’s breach of this Agreement, on the other hand, has prevented the consummation of the transactions contemplated by this Agreement by such date; or

(v)by either the Purchaser or the Seller, by written notice to the other Party, if the consummation of the transactions contemplated by this Agreement is otherwise enjoined or prohibited by the terms of any Law or a final, non-appealable Order;
(b)Any Party desiring to terminate this Agreement pursuant to Section 10.1(a) shall give written notice of such termination to the other Party or Parties, as the case may be, to this Agreement. In the event of the termination of this Agreement, this Agreement shall thereupon become null and void and of no further force and effect, except for the provisions of Article I and this Article X. Nothing in this Section 10.1 shall be deemed to release any Party from any liability for actual fraud or breach by such Party of any of the terms or provisions of this Agreement prior to termination, or impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement.
10.2 No Recourse to Debt Financing Sources. Subject to the rights of the parties to the Debt Commitment Letter and the Fee Letter related thereto under the terms thereof, (i) no Seller Related Party shall have any right, claim or recourse whatsoever, whether at law or equity, in contract, tort or otherwise, in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, toward or against the Debt Financing Sources, (ii) the Debt Financing Sources shall not have any obligations or liabilities to the Seller Related Parties and all such obligations and liabilities, if any, are hereby irrevocably waived, and (iii) the Debt Financing Sources shall not be liable to any Seller Related Party for any special, consequential, punitive or indirect damages or damages of a tortious nature. For the avoidance of doubt, (a) nothing in this Section 10.2 is intended to limit or modify any obligations or liabilities the Debt Financing Sources may have toward the Purchaser, its Affiliates or their respective shareholders, partners, members, controlling persons or Representatives under the Debt Commitment Letter and the Fee Letter related thereto and (b) the Debt Financing Sources and their respective Affiliates and their respective shareholders, partners, members, controlling persons and Representatives shall not have any right, claim or recourse whatsoever, whether at law or equity, in contract, tort or otherwise, in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, toward or against any Party hereto or any related Person thereof.
10.3 Notices. Any notice, request, instruction or other document required or permitted to be given under this Agreement by any Party to another Party will be in writing and will be given to such Party as follows:
if to the Purchaser:
Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas, Nevada 89119
Fax: (702) 270-1299
Attention: Mark Dunn, Executive Vice President and General Counsel
Email: mark.dunn@aristocrat.com
with a copy (which shall not constitute notice) to:
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
Fax: (202) 662-6291
Attention: Catherine J. Dargan

Michael J. Riella
Email: cdargan@cov.com; mriella@cov.com
if to the Seller or, prior to Closing, the Company:
Churchill Downs Incorporated
600 North Hurstbourne Parkway, Suite 400
Louisville, Kentucky 40222
Fax: (502) 394-1170
Attention: General Counsel
Email: Brad.Blackwell@kyderby.com
with a copy (which shall not constitute notice) to:
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Fax: (312) 853-7036
Attention: Brian J. Fahrney
Email: bfahrney@sidley.com
or to such other address as the Party to whom notice is to be given may provide in a written notice to the Party giving such notice. Each such notice, request, or other communication will be effective (w) if actually personally delivered, when delivered, (x) if given by certified mail, return receipt requested, with postage prepaid addressed as aforesaid, upon receipt (and refusal of receipt shall constitute receipt), (y) one (1) Business Day after being furnished to a nationally recognized overnight courier for next Business Day delivery, or (z) on the date sent if sent by electronic mail or facsimile transmission (receipt confirmed), with a copy contemporaneously being sent pursuant to clauses (x) or (y) above.
10.4 Amendments and Waivers.
(a)Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Purchaser and the Seller (or by any successor to such Party), or in the case of a waiver, by the Party against whom the waiver is to be effective. In addition, any amendment or waiver of this Section 10.4, Section 10.2 (No Recourse to Debt Financing Sources), Section 10.6 (Successors and Assigns), Section 10.7 (Third Party Beneficiaries), Section 10.9 (Actions Involving Debt Financing Sources) or Section 10.10 (Waiver of Jury Trial) shall require the prior written consent of the Debt Financing Sources (or the agent for the Debt Financing Sources), but only to the extent such Sections relate to the Debt Financing Sources and their Affiliates, successors and assigns.
(b)No failure or delay by any Party in exercising any right, power, or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.
10.5 Expenses. The Purchaser will pay or cause to be paid the fees and expenses incurred by the Purchaser (and its Affiliates) in connection with the transactions contemplated by this Agreement or relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby, or the performance or consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, all transfer Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne equally between the Purchaser and the Seller and paid by such Parties when due, and the Purchaser shall file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the Parties will, and will cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.
10.6 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties to this Agreement; except that (a) the Purchaser may assign any of its rights (but not its obligations) under this Agreement to any Affiliate; and (b) the Purchaser and its Affiliates may assign their rights and benefits (but not their obligations) under this Agreement to any of the Debt Financing Sources or any of their other financing sources (or the agents for the Debt Financing Sources or any such other financing sources) as collateral security (and the Seller and the Company hereby agree and consent to any such assignment); provided that (i) no such assignee shall have greater rights than the Purchaser and its Affiliates and (ii) the Seller shall be able to assert against any such assignee all claims and defenses that could be asserted against the Purchaser and its Affiliates.
10.7 Third Party Beneficiaries. Except as provided in Section 6.2, Section 6.14 and Article IX, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein expressed or implied will give or be construed to give to any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights, benefits, or remedies of any nature under this Agreement; provided that the rights of the Debt Financing Sources provided in Section 10.2 (No Recourse to Debt Financing Sources), Section 10.4 (Amendments and Waivers), Section 10.6 (Successors and Assigns), Section 10.9 (Actions Involving Debt Financing Sources), Section 10.10 (Waiver of Jury Trial) and in this Section 10.7 shall be enforceable by the Debt Financing Sources and their Affiliates, successors and assigns, but only to the extent such Sections relate to the Debt Financing Sources and their Affiliates, successors and assigns.
10.8 Governing Law; Consent to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), will be governed by, and enforced and construed in accordance with, the Law of the State of New York, including its statutes of limitations, without regard to the conflict of Laws rules of such state that would result in the application of the Laws of another jurisdiction. Each of the Parties hereby irrevocably consents and agrees that it shall bring any action, suit or proceeding with respect to any matter arising under or relating to this Agreement or the subject matter hereof exclusively in the United States District Court for the Southern District of New York (and the appellate court having jurisdiction over such court), unless such Party, based on the good faith advice of its counsel, determines that any such court may not exercise or have jurisdiction over the other Party or such matter or that a judgment rendered by such court may not be enforceable in the jurisdiction of the organization of the other Party or a jurisdiction in which such other Party’s office(s) or assets are located. Each of the Parties hereby irrevocably accepts and submits, for itself and in respect of its properties, to the jurisdiction of the United States District Court for the Southern District of New York (or if jurisdiction is not available in such court, then in any federal court located in the State of New York), in personam, generally and unconditionally, with respect to any such action, suit or proceeding. Each of the Parties hereby irrevocably consents to the service of process in any such action, suit or proceeding in any such court by the mailing of a copy thereof by registered or certified mail, postage prepaid, to such party at the address specified in Section 10.3 for notices to such Party.

In addition to or in lieu of any such service, service of process may also be made in any other manner permitted by applicable Law. Each of the Parties hereby irrevocably and unconditionally waives any objection or defense which it may now or hereafter have to the laying of venue to any such action, suit or proceeding in the United States District Court for the Southern District of New York (or if jurisdiction is not available in such court, then in any federal court located in the State of New York) and hereby irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.
10.9 Actions Involving Debt Financing Sources. Notwithstanding anything in Section 10.8 to the contrary, (a) each of the Seller, the Company, the Company’s Subsidiaries and their respective shareholders, partners, members, Affiliates, controlling persons and Representatives (collectively, the “Seller Related Parties”) and (b) each of the other Parties hereto hereby agrees that (i) it will not bring or support any action, suit or proceeding involving the Debt Financing Sources in any way relating to this Agreement or any action, suit or proceeding arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within New York County, New York, whether a state or Federal court, (i) the provisions of Section 10.10 relating to the waiver of any right to trial by jury shall apply to any such action, suit or proceeding, and (iii) except as expressly set forth in the Debt Commitment Letter, the Fee Letter related thereto or the definitive agreements related thereto, all actions, suit or proceeding involving the Debt Financing Sources, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arising out of or relating to the Debt Financing and the performance thereof by the Debt Financing Sources shall be governed by the Laws of the State of New York, without giving effect to the conflicts of laws rules or principles thereof to the extent such rules or principles would require or permit the application of Laws of a jurisdiction other than the State of New York. In furtherance of the foregoing, each Seller Related Party and each of the other Parties (i) submits to the exclusive jurisdiction of any state or federal court sitting in New York County, New York in any action, suit or proceeding arising out of or relating to or involving the Debt Financing or the Debt Financing Sources, (ii) agrees that all claims in respect of such action, suit or proceeding may be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating thereto in any other court, (iii) waives any defense of inconvenient forum to the maintenance of any action, suit or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto, (iv) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.3 shall be effective service of process against it for any such action, suit or proceeding brought in any such court and (v) agrees that a final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
10.10 WAIVER OF JURY TRIAL. EACH SELLER RELATED PARTY AND EACH OF THE OTHER PARTIES HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. EACH SELLER RELATED PARTY AND EACH OF THE OTHER PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MIGHT BE FILED IN ANY COURT AND THAT MAY RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING ALL COMMON LAW AND STATUTORY CLAIMS.  EACH PARTY HERETO FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, MODIFICATIONS, SUPPLEMENTS OR RESTATEMENTS

HEREOF. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
10.11 Equitable Remedies Each of the Parties to this Agreement acknowledges and agrees that the other Parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, each of the Parties to this Agreement hereby agrees that (i) the Parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other Party hereto under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Seller, the Company nor the Purchaser would have entered into this Agreement. Each Party to this Agreement hereby agrees to waive the defense in any such suit that the other Parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.11 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the Parties to this Agreement may elect to pursue.
10.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement, and the execution of a counterpart of the signature page to this Agreement shall be deemed the execution of a counterpart of this Agreement. The delivery of this Agreement may be made by facsimile or email transmission of a portable document format (pdf), and such signatures shall be treated as original signatures for all purposes.
10.13 Headings. The headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions of this Agreement.
10.14 Entire Agreement. This Agreement (including the Schedules hereto) constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement, and is a complete and final integration thereof. This Agreement (including the Schedules hereto) supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement, which the Parties disclaim reliance on.
10.15 Confidentiality.
(a)The terms of the confidentiality agreement dated July 17, 2017, as amended from time to time (the “Confidentiality Agreement”), by and between Aristocrat Technologies Australia Pty Limited and the Seller are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon the Purchaser and its Representatives as if parties thereto) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate; provided, however, that the Purchaser’s confidentiality obligations shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) relating to the transactions contemplated by this Agreement, the Company, the Company’s Subsidiaries, their respective assets or properties, or the Business, and for all other Confidential Information the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
(b)Each Party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other Parties hereto during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each Party will return to the other Parties or destroy all copies of nonpublic documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third party (other than to its counsel, accountants or Affiliates). No Party shall use or disclose any confidential or proprietary information of any other Party or any other Party’s Affiliates in any manner whatsoever except solely for the purpose of evaluating the proposed transactions contemplated by this Agreement; provided, however, that after the Closing, (x) the Purchaser or any of its Affiliates may use or disclose any confidential information related to the transactions contemplated hereby, the Company, its Subsidiaries, their respective assets, operations or business (including the Business) or the Products and (y) the Seller shall, and shall cause its Subsidiaries and Representatives to, (i) keep confidential all non-public or proprietary information existing prior to or as of the Closing Date to the extent relating to the Company, its Subsidiaries, their respective assets, operations or business (including the Business), and (ii) only use such information to the extent required to comply with their obligations pursuant to this Agreement. The Parties acknowledge the practical difficulty of policing the use of information in the unaided memory of the individuals at the Seller and its Subsidiaries, and as such each Party agrees that the Seller and its Subsidiaries shall not be prohibited from using, for any purpose permitted under this Agreement, without restriction or obligation any information in a nontangible form that is unintentionally retained in the unaided memory (i.e., without conscious memorization or subsequent reference to any material which is written or stored in electronic or physical form) of the individuals at the Seller and its Subsidiaries who have had access to such information prior to the Closing, including concepts, know-how or techniques contained therein. The obligation of each Party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such Party from a source other than the other Party or its Affiliates or Representatives, (ii) is or becomes available to the public other than as a result of disclosure by such Party or its Affiliates or Representatives, (iii) is required to be disclosed under applicable Law (regulatory reporting requirements) or judicial process but only to the extent it must be disclosed, (iv) subject to the Seller’s obligations under clause (y) of the previous sentence, was in a Party’s possession or available to such Party before receipt from any other Party or from any party with a confidentiality agreement with any such other Party, (v) is independently conceived and developed by such Party or its Affiliates or Representatives without violating the terms of this Agreement or (vi) is related to the assertion of such Party’s rights under or in connection with this Agreement, but only in the case of clauses (i) through (vi) to the extent it must be disclosed, and only in the cases of clauses (iii) and (vi), if such Party provides prior notice of any such disclosure to the Party whose information is subject to disclosure so that the other Party may seek an appropriate protective order and discloses only those portions of such information legally required to be disclosed. No Party shall have any obligation hereunder to keep confidential any non-public or proprietary information of any other Party if and to the extent disclosure of any such information is specifically required by applicable Law, the requirements of a national securities exchange (including NASDAQ regulations or the rules of the Australian Securities Exchange), or court proceedings or similar legal process. In such event, and to the extent permitted by applicable Law or legal process and prior to any such disclosure of such information, the party under an obligation to disclose may make such disclosure of such information in order not to commit a violation of Law or legal process, and shall use commercially reasonable efforts to notify the other Party of such requirements to afford the Party who initially provided such information the opportunity to seek, at its sole cost and expense, a protective order or other remedy.
(c)Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, the Purchaser and its Representatives may disclose (i) Confidential Information (as defined in the Confidentiality Agreement) and (ii) the documents, materials and other information described in Section 10.15(b) to actual and prospective Debt Financing Sources and investors in connection with the Debt

Financing or any alternative financing (provided that such actual and prospective Debt Financing Sources and investors are subject to customary confidentiality provisions).
10.16 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision and such invalid, illegal or unenforceable provision will be reformed, construed and enforced as if such provision had never been contained herein and there had been contained in this Agreement instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.
10.17 Legal Representation. The Purchaser and the Company hereby agree, on their own behalf and on behalf of their directors, managers, members, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that, following the Closing, Sidley may represent the Seller or any manager, director, member, partner, officer, employee or Affiliate of the Seller in connection with any dispute, litigation, claim, proceeding or obligation arising out of the negotiation, preparation, execution, delivery and performance of this Agreement or the transactions contemplated hereby (any such representation, the “Post-Closing Representation”) notwithstanding its pre-Closing representation (or any continued representation) of the Company. Each of the Purchaser and the Company on behalf of itself and the Waiving Parties hereby consents to any Post-Closing Representation and (a) irrevocably waives (and will not assert) any actual or potential conflict of interest or any argument that Sidley is otherwise prohibited from engaging in such representation, and (b) agrees that, in the event that a dispute arising after the Closing between the Purchaser or the Company, on the one hand, and the Seller or any of the Seller’s Affiliates, on the other hand, Sidley may represent, solely in a Post-Closing Representation, the Seller or any of the Seller’s Affiliates in such Post-Closing Representation even though the interests of such person(s) may be directly adverse to the Purchaser or the Company and even though Sidley may have represented the Company in a manner substantially related to such dispute. The Purchaser and the Company each acknowledges that the foregoing provision applies whether or not Sidley provides legal services to the Company after the Closing Date. Each of the Purchaser and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Company and the Seller and their counsel, including Sidley, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement or the transactions contemplated hereby, are privileged communications that are also subject to the expectation of client confidence, that do not remain with the Company following the Closing, and instead remain with and are controlled by the Seller (the “Privileged Communications”). For the avoidance of doubt, with respect to privileged communications between the Company and Sidley that do not relate to the negotiation, preparation, execution, delivery and performance of this Agreement, the privilege will remain with the Company and is not waived under this Section 10.17. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Company or any of its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Sidley to such third party; provided, however neither the Company nor any of its Subsidiaries may waive such privilege without the prior written consent of the Seller. The Purchaser and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Company, or otherwise, in any action against or involving any of the Parties after the Closing, and the Purchaser and the Company agree not to assert that the privilege has been waived as to the Privileged Communication that may be located in the records or email server of the Company.

10.18 Press Release and Announcements. The initial press release by Seller concerning the transactions contemplated by this Agreement shall be reasonably acceptable to the Purchaser. Neither the Purchaser nor the Seller nor the Company (nor any of their respective Affiliates) shall, without the approval of each other Parties (which approval shall not be unreasonably withheld, conditioned or delayed), make any other press release or other public announcement concerning the transactions contemplated by this Agreement, except as required by Law (including applicable securities Laws) or stock exchange rules, in which case such Party shall, to the extent practicable, consult the other Parties (whether or not such other Party is named in such release or announcement) a reasonable time prior to its release or announcement to allow the other Parties to comment on such release or announcement in advance of such issuance and, after such release or announcement, shall provide the other Parties with a copy thereof (or summary thereof in the case of oral announcement); provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement.
10.19 Exclusivity of Agreement. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations, and all Parties to this Agreement specifically acknowledge that no Party has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s length transaction. From and after the Closing, the sole and exclusive remedies for any breach of the terms of this Agreement (including any representations and warranties set forth herein) shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies may be further limited or excluded pursuant to the express terms of this Agreement), and the Parties hereto hereby waive and release any and all tort claims and causes of action that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any tort claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement). Notwithstanding the foregoing, the limitations in this Section 10.19 shall not apply to claims of actual fraud.
10.20 Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections, Schedules and Exhibits of or to this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. A reference to (a) any Law or to any provision of any Law shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation, (b) any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedule hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule and (c) to the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any reference to a Governmental Authority shall be deemed also to refer to any successor thereto unless the context requires otherwise. For all purposes of and under this Agreement, (i) the word “including” shall be deemed to be immediately followed by the words “without limitation,” (ii) words (including defined terms) in the singular shall be deemed to include the plural and vice versa, (iii) words of one gender shall be deemed to include the other gender as the context requires, (iv) the terms “hereof,” “herein,” “hereto,” “herewith,” “hereby” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified, (v) the use of the word “or” shall not be exclusive, (vi) unless otherwise defined in this Agreement, accounting terms shall have the respective meanings assigned to them in accordance with GAAP consistently applied, (vii) any references to “dollars” or “$” shall be references to U.S. dollars and (viii) any references to “made available”, as used in Article III, Article IV or Section 6.3 means, with respect to any document, that such document was (x) contained in the Data Room and which Data Room has been accessible to the Purchaser and its legal counsel or (y) was delivered by email to the Purchaser or its Representatives by the Seller or any of its Affiliates or Representatives at least 48 hours prior to the date of this Agreement.
10.21 Schedules. (a) The information contained in the Schedules is disclosed solely for the purposes of this Agreement and may include items or information not required to be disclosed under this Agreement, and no information contained in any Schedule shall be deemed to be an admission by any party hereto to any third Person of any matter whatsoever, including an admission of any violation of any Laws or breach of any agreement, (b) information contained in a Section, subsection or individual Schedule (or expressly incorporated therein) shall qualify the representations and warranties made in the identically numbered Section or, if applicable, subsection of this Agreement and all other representations and warranties made in any other Section, subsection or Schedule to the extent its applicability to such Section, subsection or Schedule is reasonably apparent, (c) references to agreements in the Schedules are not intended to be a full description of such agreements, and all such disclosed agreements should be read in their entirety, and (d) nothing disclosed in any Schedule is intended to broaden any representation or warranty contained in Articles III or IV.
10.22 Seller’s and Company’s Investigation and Reliance. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE V OR ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE PURCHASER PURSUANT TO THIS AGREEMENT, EACH OF THE SELLER AND THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE PURCHASER OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. NEITHER THE SELLER NOR THE COMPANY IS RELYING, OR HAS RELIED, UPON ANY REPRESENTATION OR WARRANTY, ORAL OR WRITTEN, EXPRESS OR IMPLIED, MADE BY THE PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE V OR ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE PURCHASER PURSUANT TO THIS AGREEMENT.
* * * *

The Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PURCHASER		COMPANY

ARISTOCRAT TECHNOLOGIES, INC.		BIG FISH GAMES, INC.

By:	/s/ Constance James	By:	/s/ William C. Carstanjen
Name:	Constance James	Name:	William C. Carstanjen
Title:	President	Title:	Chairman

SELLER

CHURCHILL DOWNS INCORPORATED

		By:	/s/ William C. Carstanjen
		Name:	William C. Carstanjen
		Title:	Chief Executive Officer